Exhibit 99.3

GOLDCORP

One Company THOUSANDS of Stories

ANNUAL REPORT 2011

GOLDCORP

One Company

THOUSANDS

of Stories

ANNUAL REPORT 2011

Every day and every place Goldcorp operates, we are part of people’s lives. We are one company, but we play a role in thousands of stories. Stories about exploration and vision, strategies and rewards, jobs and opportunities, progress and value, planning and growth.

We are one company, but we are part of something larger. Something that's captured in our vision: Together, creating sustainable value.

That’s our story.

Sustainable growth

For ten years, we’ve delivered stronger production growth than any senior gold company.

Over the next five years, we’re on track to grow production another 70%.

That’s the value of Goldcorp.

Table of Contents

Financial Highlights 2

Letter from the Chairman 4

Letter from the CEO 7

Scorecard 11

Operational Highlights 12

Corporate Social Responsibility 20

Corporate Governance 24

Board of Directors 25

Reserves and Resources 26

Management’s Discussion and Analysis 29

Financial Statements 100

Corporate Information IBC

For more information scan here or visit www.goldcorp.com/Why-Goldcorp

GOLDCORP INC. | ANNUAL REPORT 2011 1

Canada and USA

OPERATING MINES

RED LAKE ONTARIO, CANADA Production 622,000 oz Cash cost $360/oz Processing capacity 3,100 tpd 2P gold reserves 3.95 moz Mine type Underground MUSSELWHITE ONTARIO, CANADA Production 242,600 oz Cash cost $725/oz Processing capacity 4,500 tpd 2P gold reserves 2.28 moz Mine type Underground PORCUPINE ONTARIO, CANADA Production 273,100 oz Cash cost $656/oz Processing capacity 11,000 tpd 2P gold reserves 4.06 moz Mine type Underground

MARIGOLD NEVADA, USA Production 102,500 oz Cash cost $784/oz Processing capacity 33,000 tpd 2P gold reserves 2.32 moz Mine type Open pit Ownership 66.7%

WHARF SOUTH DAKOTA, USA Production 67,500 oz Cash cost $643/oz Processing capacity 7,800 tpd 2P gold reserves 0.70 moz Mine type Open pit

DEVELOPMENT PROJECTS

COCHENOUR ONTARIO, CANADA Annual production (est.) 250,000–275,000 oz Cash cost (est.) <$350/oz Processing capacity 1,500 tpd 2P gold reserves 0 M&I resource 0 Inferred resource 3.21 moz Status Construction First production 2014 Ownership 100% ÉLÉONORE QUÉBEC, CANADA Annual production (est.) +600,000 oz Cash cost (est.) <$400/oz Processing capacity 7,000 tpd 2P gold reserves 3.03 moz M&I resource 0.48 moz Inferred resource 4.17 moz Status Construction First production 2014 Ownership 100%

Central and South America

OPERATING MINES

ALUMBRERA CATAMARCA, ARGENTINA Production 133,500 oz Cash cost $(188)/oz Processing capacity 104,000 tpd 2P gold reserves 1.13 moz Mine type Open pit Ownership 37.5% MARLIN GUATEMALA Production Cash cost Processing capac 2P gold reserves Mine type

DEVELOPMENT PROJECTS

PUEBLO VIEJO DOMINICAN REPUBLIC Annual production (est.) 415,000–450,000 oz1 Cash cost (est.) <$350/oz1 2P gold reserves 10.12 moz M&I resource 4.40 moz Inferred resource 0.47 moz Status Construction First production 2012 Ownership 40% 1 First five years of production. CERRO N ARGENTINA Annual productio Cash cost (est.) Processing capac 2P gold reserves M&I resource Inferred resource Status First production Ownership 1 First five years of

CERRO BLANCO GUATEMALA 2P gold reserves 0 M&I resource 1.27 moz Inferred resource 0.67 moz Status Scoping First production +2015

MARLIN Guatemala

382,400 oz $(343)/oz city 6,000 tpd 1.25 moz Open pit, underground

EGRO n (est.) 550,000 oz1 <$300/oz1 city 4,000 tpd 4.54 moz 0.55 moz 1.04 moz Construction 2013 100% production. EL MORRO CHILE Annual production (est.) +210,000 oz Au1; +200 mlb Cu1 Cash cost (est.) ($700)/oz Processing capacity 90,000 tpd 2P gold reserves 5.84 moz M&I resource 1.05 Inferred resource 4.22 moz Status Construction First production 2017 Ownership 70% 1 LOM average annual production.

Mexico

OPERATING MINES

LOS FILOS GUERRERO STATE, MEXICO Production 336,500 oz Cash cost $463/oz Processing capacity 70,000 tpd 2P gold reserves 7.75 moz Mine type Open pit, underground EL SAUZAL CHIHUAHUA STATE, MEXICO Production 100,500 oz Cash cost $524/oz Processing capacity 6,000 tpd 2P gold reserves 0.26 moz Mine type Open pit PEÑASQUITO ZACATECAS STATE, MEXICO Production 254,100 oz Cash cost $(847)/oz Processing capacity 130,000 tpd 2P gold reserves 16.54 moz Mine type Open pit

DEVELOPMENT PROJECTS

CAMINO ROJO ZACATECAS STATE, MEXICO 2P gold reserves 0 M&I resource 2.79 moz Inferred resource 0.36 moz Status Feasibility First production 2014 NOCHE BUENA ZACATECAS STATE, MEXICO 2P gold reserves 0 M&I resource 0.96 moz Inferred resource 0.24 moz Status Feasibility First production +2015

Financial Highlights

Financial (US$ millions)(1) (2) 2009 2010 2011

Revenues $ 2,724 $ 3,738 $ 5,362

Earnings from operations $ 821 $ 1,660 $ 2,626

Adjusted net earnings (3) $ 588 $ 1,048 $ 1,786

Cash flow from operations (before working capital changes) $ 1,184 $ 1,693 $ 2,692

Cash and cash equivalents at Dec. 31 $ 875 $ 556 $ 1,502

Total assets at Dec. 31 $ 20,304 $ 27,639 $ 29,374

Operating (2)

By-product cash costs (US$/oz) (3) $ 296 $ 271 $ 223

Gold production (koz) 2,421.3 2,466.9 2,514.7

Gold reserves (moz) 48.75 60.06 64.7

Silver production (koz) 12,798.5 20,211.8 27,824.6

Silver reserves (moz) 1,300.0 1,294 1,177

Copper production (klbs) 118,290 116,000 96,500

Copper reserves (mlbs) 1,228 5,406 5,373

Shareholders (US$)

Adjusted net earnings per share (basic) (3) $ 0.80 $ 1.43 $ 2.22

Cash flow from operations per share (before working capital changes)(2)(3) $ 1 .62 $ 2.30 $ 3.35

Dividends ($ millions) $ 132 $ 154 $ 330

Share price at Dec. 31 $ 39.34 $ 45.98 $ 44.25

Basic weighted average shares outstanding at Dec. 31 (millions) 731 735 804

(1) 2009 figures are presented using Canadian generally accepted accounting principles except for total assets; 2010 and 2011 figures are presented using International Financial Reporting Standards.

(2) From continuing operations, as applicable.

(3) These non-GAAP financial measures are referred to throughout this document – see the MD&A on pages 29–95 of this Annual Report for further details.

Reserve Growth

(koz)

48,800 60,060 43,400 46,300

64,700

07 08 09 10 11

Revenue Growth

(US$ millions)

3,738 2,207 2,420 2,724 5,362

07 08 09 10 11

For more Investor Resources scan here or visit www.goldcorp.com/investor-resources

2 GOLDCORP INC. | ANNUAL REPORT 2011

Gold Production[1]
(koz)

2,292.6
2,324.3
2,421.3
2,466.9
2,514.7
07
08
09
10
11

Adjusted Net Earnings[1]
(US$ millions)

440
397
588
1,048
1,786
07
08
09
10
11

864
938
1,184
1,693
2,692
07
08
09
10
11

Dividends Paid to Shareholders
(US$ millions)

127
129
132
154
330
07
08
09
10
11

Year-End Cash and Cash Equivalents
(US$ millions)

511
262
875
556
1,502
07
08
09
10
11

Adjusted Net Earnings Per Share[1]
(US$)

5-Year Production Forecast
(moz)

2.6
3.2
3.8
4.0
4.2
12
13
14
15
16

(1) From continuing operations, as applicable.

(koz)

07 2,292.6 Gold

08 2,324.3

09 2,421.3 Production

10 2,466.9 (1)

11 2,514.7

Adjusted Net Earnings(1)

(US$ millions)

1,048 1,786

440 588

397

07 08 09 10 11

Cash Flow from Operations

(before working capital changes)(1) (US$ millions)

1,693 2,692 938 1,184 864

07 08 09 10 11

Dividends Paid to Shareholders

(US$ millions)

330

127 129 132 154

07 08 09 10 11

Year-End Cash and Cash Equivalents

(US$ millions)

875 1,502

511 556

262

07 08 09 10 11

Adjusted Net Earnings Per Share(1)

(US$)

0.62 0.56 0.80 1.43 2.22

07 08 09 10 11

Cash Flow Per Share

(before working capital changes)(1) (US$)

1.23 1.32 1.62 2.30 3.35

07 08 09 10 11

(1) From continuing operations, as applicable.

12 2.6 (moz)

5-Year

13 3.2

14 3.8 Production

15 4.0

16 4.2 Forecast

Dear Shareholders,

More than ten years have passed since this company made its first acquisition and I remember it well: we were a brand new company with six employees, a market capitalization of $10 million, and a sense of absolute confidence that the price of gold was about to rise. That said, I don’t think we, or anyone else, expected that the price would grow by 500% over the decade!

Back then, we were intense – aggressive, some said – in our desire to acquire gold producing assets; not development or exploration properties, but active, producing gold assets that would deliver the kind of rapid growth that we were after. That first acquisition, the Luismin mine in Mexico, put us on a growth path that has never faltered. From zero ounces of gold in 2001 to 2.5 million ounces in 2011. It’s pretty incredible: a company that’s only ten years old is among the ten largest companies in Canada by market capitalization.

Since that first acquisition, we picked up asset after asset, because our confidence in gold, and in ourselves, remained strong. Each time we made an acquisition, invariably there would be an analyst or someone in the mining community with an opinion about the price Goldcorp had paid. But six months later, the price of gold would have moved, or the asset’s quality would have become evident, and people saw that we’d been correct in our expectations.

Ten years on, we at Goldcorp are as excited as ever about the gold mining business. We know from experience that gold is not getting any easier to find – and that fact, combined with global financial challenges, means that the price of gold is likely to continue to move upward. And because of the acquisitions that we have made, we are positioned to feed that demand for gold like no one else. We have projects coming on-stream that will increase our production by 70% over the next five years. I know of no other senior mining company in the world with that kind of growth profile.

Looking back – and forward – I’m very proud of the opportunities that Goldcorp’s success has created, for our people, our shareholders, and for all of the communities in which we operate. It’s our success that drives the advantages and benefits that we can deliver. It’s our success that puts us in a position to donate over $25 million in charitable contributions annually.

I am extremely proud that we, as a company, have gone from a total worth of $10 million to paying dividends of nearly $10 million a week, in only ten years. And I think the next ten years will be just as exciting.

IAN TELFER Chairman

4 GOLDCORP INC. | ANNUAL REPORT 2011

LOS FILOS

For the eighth straight year, our exploration programs succeeded in growing our reserves and resources. Revenues increased to a record $5.4 billion. And we paid dividends totalling $330 million.

With disciplined management, we will achieve our production goal of 4.2 million ounces of gold annually, at some of the lowest cash costs in the senior gold sector, by 2016.

Goldcorp is committed to responsible mining practices that protect the health and safety of our workers and the quality of the environment.

To Our Valued Shareholders,

In 2011, a continued focus on our proven strategy resulted in excellent financial results and further enhanced Goldcorp’s industry-leading position. Thanks to the efforts of our entire team, we achieved strong, low-cost gold production, record revenues and cash flow, another year of gold reserve growth and great progress on our high-quality growth projects.

With the strong market for gold, our growing low-cost production in stable jurisdictions throughout the Americas continues to present an attractive risk profile for investors seeking exposure to gold, and positions us well for profitable growth in 2012 and beyond.

Driven by stable production at our mines and the continuing emergence of Peñasquito, gold production for the year totalled 2.5 million gold ounces at total cash costs* of $223 per ounce on a by-product basis. For the first time, revenues surpassed the $5 billion mark, while operating cash flow before changes in working capital* increased 59% to $2.7 billion. Adjusted net earnings* were a record $1.8 billion, or $2.22 per share, compared to $1.0 billion or $1.43 per share in 2010. Our ability to generate growing cash flow coupled with our sound balance sheet allowed us to return additional value to our shareholders in the form of a higher dividend. In the last year and a half we have increased the dividend over 200%, and we intend to remain near the top of our sector in the percentage of operating cash flows we return to shareholders.

Exciting exploration results at our mines and projects led to our eighth consecutive year of growth in gold reserves, which increased 8% to nearly 65 million ounces. On a per-share basis, gold reserves grew 6%, continuing a strong annual growth trend in this key gold leverage metric. Our finding cost per ounce of gold was just $14, and just 20% of our reserve increase was due to the use of a higher gold price to calculate reserves, meaning approximately 80% came from drilling success.

Of particular note, in just the first year of ownership at the very prospective Cerro Negro project in Argentina, we announced a doubling of reserves in April 2011. Later in the year we added another 280,000 ounces of gold reserves to bring the year-end total to over 4.5 million ounces. This is a large and growing gold resource, and with continued strong drill results, we expect another significant reserve increase at Cerro Negro in 2012.

Mexico: operational excellence and reserve growth

In 2011, we enhanced our position as Mexico’s largest gold producer on the strength of the first full year of production at Peñasquito and another record year at Los Filos. Despite a temporary delay in ramping up to full capacity as we implemented operating refinements, Peñasquito generated approximately $360 million in cash flow from operations. To illustrate the significance of this achievement, if we convert Peñasquito’s other metals production (silver, zinc and lead) to a gold-equivalent figure, production has already approached one million ounces – in the mine’s first year. In 2012, Peñasquito is forecast to produce 425,000 ounces of gold, an increase in production of more than 65%, at very low cash costs. The future is very bright at Peñasquito, and our shareholders can expect many years of tremendous contributions as operations advance.

GOLDCORP INC. | ANNUAL REPORT 2011 7

LETTER FROM THE CEO

At Los Filos, gold production increased 10% to a record 336,500 ounces at cash costs of $463 per ounce. Successful exploration efforts during 2011 led to a 42% increase in proven and probable gold reserves, to 7.8 million ounces. Just as importantly, Los Filos has accomplished this with outstanding safety performance.

Canada: strong performance and exploration success

Thanks to strong performance at our three Ontario-based gold mines, we are maintaining our longtime position as Canada’s largest gold producer. At the Red Lake mine, production totalled 622,000 ounces at total cash costs of $360 per ounce. In 2012 we expect gold production of 650,000 ounces, benefiting from higher capacity utilization and continued development in the deeper portions of the mine.

Porcupine’s production continues to be strong, exceeding 273,000 ounces. A 23% increase in proven and probable gold reserves was an important factor in our overall gold reserves increase. The nearby Hollinger open pit project, which is expected to begin production in the third quarter of 2012, will provide a new source of ore for Porcupine’s processing facility. Also in Ontario, ongoing exploration continues at Musselwhite in efforts to add to the newly discovered higher-grade Lynx zone.

Central and South America: record production and steady development progress

The Marlin mine delivered record gold production of 382,400 ounces for the year, as the final, higher-grade portions of the open pit were mined. The mine has now transitioned to primarily an underground operation. In December we were pleased to announce that the Inter-American Commission on Human Rights notified the Government of Guatemala that it no longer seeks to suspend mining operations at Marlin. Government investigations have demonstrated what we at Goldcorp have known all along – that Marlin has not damaged the environment or the health of the communities in the mine’s vicinity. We are very proud of the positive contributions our operations at Marlin have made in the local communities.

A growth profile unmatched in the industry

Goldcorp’s gold production is forecast to grow approximately 70% over the next five years to 4.2 million ounces in 2016. New projects will make significant contributions to this growth, with first gold production forecast as follows: Pueblo Viejo, mid-2012; Cerro Negro, second half 2013; Cochenour, late 2014; Camino Rojo, 2014; Éléonore, late 2014; and El Morro, 2017.

At Pueblo Viejo, construction is nearly complete on this 40% owned gold project in the Dominican Republic. It is expected to contribute slightly to our overall 2012 production profile starting mid-year and is forecast to achieve an annual average of 415,000 to 450,000 ounces of gold in the first five years of full production, at cash costs of less than $350 per ounce.

The high-grade Cerro Negro deposit is positioned to be our next source of new gold production. With production expected to average approximately 550,000 ounces of gold in its first five full years of production, Cerro Negro is well positioned to become our next cornerstone gold mine. In December 2011, provincial authorities in Santa Cruz approved the amended Environmental Impact Assessment and construction is advancing on schedule. Mining will initially take place in the Eureka, Mariana Central and Mariana Norte veins, and the development of each vein for production is progressing well. The Eureka decline, which will access the first ore from Cerro Negro, will soon reach the halfway point of the total planned decline length of approximately 3,900 metres. It has now extended below the 450-metre elevation level, an important horizon that will facilitate the commencement of bottom-up mining of the top half of the deposit in 2012. Excavation of the access ramps into the Mariana Central and Mariana Norte veins is also underway.

The Cochenour gold project in Ontario is a key component of our overall optimization plan for the long-term future of the Red Lake operations. Construction of the five-kilometre Cochenour–Red Lake Haulage Drift is expected to be about two-thirds complete by the end of 2012, which will allow the development of significantly more drill stations to test the potential of the underexplored area between the mines. Preparation for the sinking of Cochenour’s production shaft also advanced well during the year.

8 GOLDCORP INC. | ANNUAL REPORT 2011

ÉLÉONORE

LETTER FROM THE CEO

Near the end of 2011, the high-grade Éléonore gold project in Québec commenced construction of a production shaft following receipt of the certificate of authorization issued by the Québec Minister of Sustainable Development, Environment and Parks. The exploration ramp, which has now advanced to over 830 metres in length, will provide drilling access close to the ore body. This will allow our exploration team to define and delineate the resources within the upper portion of the mine. Once the exploration shaft sinking is completed, the development work at the 650-metre level will enable exploration drilling of the deeper parts of the ore body, which is expected to commence in the fourth quarter of 2012.

Camino Rojo in Mexico is demonstrating great potential as a source of low-cost gold production near Peñasquito. Acquired in 2010 for its oxide gold reserves, exploration success has continued to demonstrate a growing opportunity for significant sulphide gold production over the longer term. Our 2011 drill program completed a total of 77,360 metres drilled in 353 holes and an initial feasibility study is on track for completion in mid-2012.

At Noche Buena, another advanced stage project near Peñasquito, the 2011 drill program continued to explore the lateral and vertical extension of the higher-grade trends in the oxides. Geologic modeling will form the basis of the resource to be used in a feasibility study, which is expected to be completed in mid-2012.

In January 2012, we were pleased to announce our decision to proceed with construction of our 70% owned El Morro copper-gold project in Chile. Construction at site is expected to begin in September 2012 and extend over a five-year period at a capital cost of $3.9 billion. Initial production is expected in 2017 with full production expected in 2018. Over its 17-year mine life, El Morro is expected to produce an average of over 210,000 ounces of gold and 200 million pounds of copper per year to Goldcorp’s account.

Focus on safety and sustainable prosperity

As a company, and as individuals, Goldcorp is committed to responsible mining practices that protect the health and safety of our workers and the quality of the environment that we all share. Our concern and actions extend to the social and economic effects of our activities, with a goal of generating sustainable value for all our stakeholders. Our focus on corporate social responsibility programs was refined and extended throughout the year. We saw improvement in overall company-wide safety performance for the fifth consecutive year. We maintained the certification of all our nominated sites under the International Cyanide Management Code. We were gratified to see these and many other accomplishments recognized by NASDAQ, who named us as one of the world’s Top 100 companies for sustainability practices.

Looking forward

I would like to thank Goldcorp’s more than 14,500 employees and contractors for their dedication and commitment to excellence. I also wish to extend my appreciation to our Board of Directors. Their valued guidance and support have helped Goldcorp achieve another year of outstanding performance. I am also happy to welcome Blanca Treviño de Vega to the Board. A highly respected and successful businesswoman, she brings to Goldcorp deep management experience and a profound understanding of the business and cultural environments in Latin America.

With consistent, reliable production from our existing mines and continued progress in bringing our growth pipeline ever closer to production, we are confident that the future holds many more years of sustained high performance. We look forward to sharing that success, year after year, with all our shareholders.

CHUCK JEANNES

President and Chief Executive Officer

* These non-GAAP financial measures are referred to throughout this document – see the MD&A on pages 29–95 of this Annual Report for further details.

10 GOLDCORP INC. | ANNUAL REPORT 2011

Scorecard

Target met Target missed

2011 TARGET PROGRESS 2011 ACHIEVEMENT 2012 TARGET

Operational Performance

Gold production (oz) 2.65–2.75 million Production of 2.5 million, revised guidance mid-year due to delay in start-up at Pueblo Viejo, forest fires at Musselwhite and refinements to HPGR circuit at Peñasquito 2.6 million

Cash cost/oz (by-product) $280–320 $223 $250–275

Reserve replacement Replace gold reserves mined in 2011, following seven consecutive years of reserve growth Reserves grew 8% in 2011 to 64.7 million ounces Replace gold reserves mined in 2012, following eight consecutive years of reserve growth

Complete construction of Peñasquito Gold production of 350,000 ounces Peñasquito produced 254,000 ounces generating strong cash flow in 2011 Gold production of 425,000 ounces

Strategic Initiatives

Financing and liquidity Accelerate cash flow and earnings; maintain strong balance sheet Cash flow from operations1 increased 59% from 2010 and adjusted earnings increased 70% from 2010. Strong balance sheet was maintained Accelerate cash flow and earnings; maintain strong balance sheet

Relative total Outperform the S&P/ Outperformed the S&P/ Outperform the S&P/ shareholder returns TSX Global Gold Index TSX Global Gold Index TSX Global Gold Index Dividend policy Increase monthly dividends Increased dividend to US$0.045/month Revisit dividend policy regularly Business development Focus on earlier stage exploration and development projects Finalized option agreement on Agua Rica Improve asset mix to ensure long-term growth

Sustainability Performance

Environment Achieve Cyanide Management Code re-certification at El Sauzal All nominated properties are now certified Achieve Cyanide Management Code re-certification at Marlin Sustainability Bring greater awareness to Goldcorp’s commitment to sustainable prosperity Added to NASDAQ Sustainability Index Bring greater awareness to Goldcorp’s commitment to sustainable prosperity

1 Before changes in working capital.

GOLDCORP INC. | ANNUAL REPORT 2011 11

Operational Highlights

Strong production and financial results in 2011 position Goldcorp to fund the strongest growth profile among senior gold companies. With continued focus on operational excellence, we will retain our position as the gold industry’s growth leader, maintain our low costs, operate responsibly and with integrity in safe jurisdictions and continue to conservatively manage our strong balance sheet.

Goldcorp Canada and USA

Operational Highlights

RED LAKE: OUR CANADIAN CORNERSTONE

Red Lake once again anchored our overall gold production in 2011, and is expected to yield 650,000 ounces at very low cash costs for 2012. The completion of the drift connecting the two primary mining operations has enhanced flexibility in developing the High Grade Zone for longer-term sustainable production. Future production will benefit as Red Lake’s excess milling capacity is filled by higher tonnage mined from lower-grade zones.

PORCUPINE: NEW RESOURCES UNDERGROUND, OPEN PIT EXPANSION NEARBY

The Porcupine mine remains a stable producer with new opportunities for adding mine life through recent exploration success. At the Hoyle Pond underground operation, several gold-bearing structures have been extended at depth. Progress continues on an underground shaft (winze) that, when completed in 2014, will improve access to recently discovered zones. Five kilometres from Porcupine’s Dome mine, the Hollinger open pit project has begun construction. Hollinger mine is expected to contribute to production at Porcupine in the third quarter of 2012.

PORCUPINE’S CONIAURUM SITE RECOGNIZED AS AWARD-WINNING RECLAMATION PROJECT

The Porcupine environmental team set to work transforming an abandoned historical mine site near the Porcupine mine into flourishing habitat for bears and honey bees. Following environmental work to stabilize the site, biosolids were used as cover to host wild grasses, trees and shrubs. The local Aboriginal community worked with the team to apply traditional knowledge to modern rehabilitation techniques with award-winning results. The project was awarded the national 2011 Tom Peters Memorial Mine Reclamation Award through the Canadian Land Reclamation Association.

12 GOLDCORP INC. | ANNUAL REPORT 2011

We remain on track toward a 70% increase in gold production over the next five years.

At Éléonore current development plans call for average annual production of more than 600,000 ounces of gold over an approximate 15-year life.

New discoveries at the Wharf mine have extended the mine’s life by another seven years.

Red Lake once again anchored our overall gold production in 2011, and is expected to yield 650,000 ounces at low cash costs in 2012.

OPERATIONAL HIGHLIGHTS

MUSSELWHITE: NEW DISCOVERY EXTENDS PRODUCTIVITY

The Musselwhite mine is another solid contributor to the Goldcorp portfolio, having produced over 3 million ounces of gold since 1997. Exploration continues to investigate the projection of the Lynx zone discovery, including surface drilling on the shore of nearby Opapamiskin Lake. Another area of high potential, the West Limb target, is demonstrating good gold concentrations and is a high priority for further exploration in 2012.

MUSSELWHITE FIRE CREWS PROTECT THE MINE, THE COMMUNITY, AND THE WOLVES

When wildfires struck, the Musselwhite team’s fire training was put to the test. First, Goldcorp’s plane helped evacuate nearby communities. Then the mine itself was ordered to evacuate. To salvage as much as possible, a skeleton crew remained on-site, and the mine was put into service as a base camp for Ministry of Natural Resources firefighters. After a long and hard-fought battle, all employees, buildings and mine equipment were kept safe.

Even the local wolf population survived: when firefighters expressed concern about fire-displaced wolves approaching the camp, mine staff demonstrated their respect and partnership by consulting Musselwhite First Nations members, who advised on taking a natural course of events. Their guidance was sound: when the fire retreated, so did the wolves.

“I feel fortunate to have had the opportunity to commit my time to the place that has been our livelihood for so many years.” BRAD TRIBE. GOLDCORP MUSSELWHITE EMPLOYEE

MARIGOLD: EXTENDING THE LIFE OF A RELIABLE PRODUCER

The Marigold mine, a large open pit operation in Nevada’s historic Battle Mountain Trend, is expected to produce 75,000 ounces of gold in 2012. This operation, which has been in production for over two decades, has had its productive life increased by an estimated 11 years. The mine’s open pit operations were expanded into a single, continuous pit approximately three miles in length. The operation is jointly owned, 66.7% by Goldcorp and 33.3% by Barrick Gold.

WHARF: RESERVE GROWTH ADDS EIGHT YEARS OF MINE LIFE

The Wharf mine, South Dakota’s only operating gold mine, is an open pit, heap leach operation with several areas of adjoining gold mineralization. Ongoing exploration has continued to grow the gold reserves, and this year a new permit was approved which extended the mine’s life by seven years. The mine has been recognized for its close ties to the local communities and its progressive reclamation: as new areas are mined, reclamation immediately begins on depleted areas.

$1 MILLION ENDOWED TO WHARF COMMUNITY CHARITIES AND NON-PROFITS

Lead, South Dakota, home to the Wharf mine, was the recent recipient of a $1 million endowment fund for local non-profit and charitable organizations. This enduring legacy was the brainchild of Bill Shand, the mine’s General Manager, and Administrative Manager Ron Everett. Aware of the negative legacies left by some historical mines, they were determined that Goldcorp would do better.

Shand and Everett intend to continue growing the fund, with a target of $2 million or more, for a sustaining endowment that will continue long after the mine has closed.

“ This is transformational for a community like Lead. Not only will this fund make a difference today, but it will continue to serve the ever- changing needs of Lead residents for future generations.” BOB SUTTON, PRESIDENT OF THE SOUTH DAKOTA COMMUNITY FOUNDATION

14 GOLDCORP INC. | ANNUAL REPORT 2011

OPERATIONAL HIGHLIGHTS

Development Highlights

ÉLÉONORE: ACCELERATING PROGRESS TOWARD A 2014 START-UP

The Éléonore project in James Bay is a major component of our development pipeline, and recent work has significantly expanded production expectations. The Environmental and Social Impact Assessment permit was received in November 2011, and full construction is underway toward first production in 2014. Current development plans call for processing 7,000 tonnes of ore per day, and bringing average annual production to more than 600,000 ounces of gold over an approximate 15-year mine life. Life-of-mine cash costs are expected to be below $400 per ounce.

COCHENOUR: A MAJOR PROJECT LINKED TO RED LAKE

The Cochenour project is a major component of our future plans in the Red Lake district. Its Bruce Channel ore body is expected to provide an annual 250,000 to 275,000 ounces of gold over an approximate 20-year mine life. Ore will be hauled underground from Cochenour to existing processing facilities at the Red Lake mine. The five-kilometre underground haulage drift also opens up exploration, at depth, in one of the world’s richest gold districts. The drift is over 35% complete and the project is progressing steadily toward first gold production in 2014.

SOUTH ARTURO: A JOINT VENTURE IN NEVADA

The South Arturo project is a joint venture (40% Goldcorp, 60% Barrick Gold) adjacent to and including the former Dee gold mine near Elko, Nevada. Approximately 65,000 metres of mostly infill drilling has been accomplished to improve resource confidence. At year-end, gold mineral resources at Dee totalled 930,000 attributable ounces with significant potential to increase resources. The partners have initiated scoping level, environmental, engineering and metallurgical studies, toward potential development of an open pit mine.

Advancing the Pipeline

With stable, low-cost, growing production from our existing mines, and steady progress in our development projects, we remain on track toward a 70% increase in gold production over the next five years.

SCOPING

Peñasquito underground (+5 years)

El Morro underground (+5 years)

FEASIBILITY

Agua Rica

Cerro Blanco

Noche Buena

Camino Rojo (2014)

CONSTRUCTION

El Morro (2017)

Éléonore (2014)

Cochenour (2014)

Cerro Negro (2013)

Pueblo Viejo (2012)

PRODUCTION

Peñasquito (2010)

Los Filos (2008)

Marlin (2006)

Red Lake and other operating mines

Dates in brackets indicate production start-up.

GOLDCORP INC. | ANNUAL REPORT 2011 15

For the first five years of full production at Cerro Negro gold production is expected to average 550,000 ounces a year at cash costs of less than $300 per ounce.

Peñasquito is expected to become Mexico’s largest gold producer and Goldcorp’s largest generator of cash flow.

OPERATIONAL HIGHLIGHTS

Goldcorp Mexico

Operational Highlights

PEÑASQUITO: EMERGING CASH FLOW GENERATOR

In its first full year of commercial production, the Peñasquito mine made steady progress toward achieving its full designed capacity of 130,000 tonnes per day. Ore grades and metal recoveries are as expected, both SAG lines are routinely operating at their 50,000 tonne-per-day capacity. Adjustments to optimize processing have been made, and mining is progressing into the heart of the Peñasco ore body. Forecast to produce 425,000 ounces of gold in 2012, Peñasquito is expected to become Mexico’s largest gold producer and Goldcorp’s largest generator of cash flow.

PRESERVING PROTECTED SPECIES AT PEÑASQUITO

During construction of the Peñasquito mine, hundreds of thousands of cacti, palms and other native plants were removed and replanted – in all, 559,499 specimens were relocated in one of the largest such conservation efforts in Mexico’s history. We aimed for a transplant survival rate of 88% and achieved 96% success. Nearly 25,000 of these plants are on the federal list of protected species. These and other plants were relocated or preserved in the nursery at Peñasquito, which employs local senior citizens seeking ongoing employment opportunities.

July 17, 2011 was declared Social Reforestation Day. Our nursery supplied over 10,000 pine trees for the event, in which Goldcorp people joined federal, state and municipal officials for a day of celebration and eco-activities. Community residents, employees and their families held a day-long plant-a-thon to green the countryside and beautify community parks, squares and school grounds. The Peñasquito nursery produces 1.5 million plants annually to be used in reforestation projects all around Mexico.

LOS FILOS: MORE GROWTH IN RESERVES

The Los Filos mine in Guerrero State produced its one millionth ounce of gold in 2011 and remains a key contributor to Goldcorp’s strong production profile. 2011 gold production totalled a record 336,500 ounces, and approximately 345,000 ounces is forecast for 2012. New exploration continues to support the potential for significant new reserves. The operation continues its excellent safety record, for which it has won numerous awards, including the Mexican government’s Silver Helmet and Goldcorp’s own award for Best Overall Safety.

EL SAUZAL: AN EXCEPTIONAL MATURE MINE

The El Sauzal mine has long been a reliable producer and an important component of Goldcorp’s portfolio. The operation is nearing the end of its mine life, having produced over 1.5 million ounces of gold to date at very low cash costs. 2011 production totalled 100,500 ounces, and approximately 80,000 ounces is forecast for 2012. In 2011, the first stage of development commenced in the Trini pit, which is expected to provide in excess of 200,000 ounces of gold and extend the life of this strong cash flow generator. Exploration efforts are following up on a zone of increasing copper grades beneath the current pit.

Development Highlights

CAMINO ROJO: A COMPLEMENT TO PEÑASQUITO CURRENTLY IN DEVELOPMENT

Camino Rojo is a gold-silver project in the feasibility study phase near the Peñasquito operation, which is 50 kilometres away. The project’s Represa deposit contains measured and indicated resources of 2.8 million ounces of gold and 52.6 million ounces of silver. In 2011, successful exploration and development work continued, with over 77,000 metres drilled. An updated resource block model has been completed and an initial feasibility study is expected to be completed in mid-2012.

NOCHE BUENA: A PEÑASQUITO DISTRICT PROJECT IN THE SCOPING PHASE

The Noche Buena gold-silver project, currently in the scoping phase, covers a 24-square-kilometre block that is adjacent to the northern border of the Peñasquito concession. Recent studies have confirmed the potential for a viable operation that would contribute to Peñasquito’s long-term production. Measured and indicated resources are nearly 1.0 million ounces of gold and 32.4 million ounces of silver. For 2012, infill drilling is planned to extend the high-grade gold resource along these trends. A feasibility study is expected to be completed in mid-2012.

GOLDCORP INC. | ANNUAL REPORT 2011 17

OPERATIONAL HIGHLIGHTS

Goldcorp South and Central America

Operational Highlights

MARLIN: RECORD PRODUCTION IN THE FINAL YEAR OF OPEN PIT OPERATIONS

At the Marlin mine in Guatemala, 2011 production reached a record 382,000 ounces of gold as the final, highest-grade portion of the open pit was mined. In 2012, production will decrease as the mine transitions to an underground operation, where higher average grades will be mined at very low cash costs. Recent high-grade discoveries in the West Vero zone will be developed, with first production expected in the second half of 2012. Mining of the Delmy vein, a bonanza-grade vein located near the Marlin deposit, commenced in 2011 and continues to progress. The Delmy vein is expected to contribute to the mine’s production through 2012.

ALUMBRERA: A SIGNIFICANT LONG-TERM PRODUCER

The Alumbrera mine in northwestern Argentina has remained an important contributor to Goldcorp’s growth since 1998. Anticipating a declining production profile consistent with the end of Alumbrera’s mine life, Goldcorp and Xstrata completed an option agreement with Yamana Gold Inc. regarding the nearby Agua Rica project (35 kilometres to the southeast). This represents a potential low-risk opportunity to continue the successful Alumbrera partnership in a new project.

SUPPORTING PEOPLE AND

COMMUNITIES NEAR THE MARLIN MINE

The Marlin mine is Guatemala’s first gold mine of any significant size, and from the outset Goldcorp has endeavoured to build lasting, meaningful partnerships with surrounding communities. Of the Marlin mine’s 1,900 workers, 98% are Guatemalan residents. Through our work with the ministry of education to hire additional teachers, over 3,000 students in 22 communities who previously were not attending school now have access to education. School enrolment is up by 82% since the mine commenced operations.

In that same region, in partnership with the municipality and the ministry of health, Goldcorp invested almost $3 million to construct and equip the new Health Clinic, which will serve over 1,200 in the surrounding communities. We also fund the Sierra Madre Foundation which assists with sustainable, community-based development and capacity building programs in San Miguel Ixtahuacán and Sipacapa.

In December 2011, the Inter-American Commission on Human Rights removed the suspension of Marlin operations from the precautionary measures it issued in 2010. This validates what we have known from the beginning – that the Marlin mine has not caused harm to human health or the environment. These findings are supported by independent analyses of quarterly water samples collected by Goldcorp and the Asociacion de Monitoreo Ambiental Comunitario, the local community monitoring committee.

18 GOLDCORP INC. | ANNUAL REPORT 2011

OPERATIONAL HIGHLIGHTS

Development Highlights

PUEBLO VIEJO: ENTERING PRODUCTION IN 2012

The Pueblo Viejo joint-venture project is one of the world’s largest gold projects, with proven and probable gold reserves of 25.3 million ounces (our 40% ownership represents 10.1 million ounces; Barrick Gold is 60% owner and operator) and a projected mine life of more than 30 years. After a start-up delay caused by storm damage to the tailings dam construction in 2011, the mine is expected to begin production in mid-2012. Pueblo Viejo is expected to contribute about 85,000 ounces of gold to our overall 2012 results as the operation ramps up. Over its first five years of full production, Pueblo Viejo will be a significant contributor to Goldcorp’s growth, providing an expected average annual production of 415,000 to 450,000 ounces of gold to Goldcorp at cash costs of less than $350 per ounce.

CERRO NEGRO: OUR NEXT CORNERSTONE MINE

Cerro Negro is expected to be the next major new source of gold production following Pueblo Viejo, with production beginning in the second half of 2013. Gold production in the first five years of full production is expected to average 550,000 ounces a year at cash costs of less than $300 per ounce. The development plans include plant throughput of 4,000 tonnes per day and allow for concurrent mining from multiple veins. The project is well positioned as Goldcorp’s next cornerstone gold mine.

CERRO BLANCO: A SIGNIFICANT GOLD-SILVER DEPOSIT IN GUATEMALA

Located in southwestern Guatemala, the Cerro Blanco property contains a classic hot springs gold deposit with typical bonanza-type gold mineralization. The deposit contains 1.3 million ounces of indicated gold resources at an average grade of 15.64 grams per tonne and 0.7 million ounces of inferred gold resources at an average grade of 15.31 grams per tonne.

EL MORRO: A WORLD-CLASS COPPER-GOLD PROJECT IN THE ANDES

The El Morro property is Goldcorp’s re-entry into Chile, which has a rich mining history. Goldcorp is the operator with 70% ownership; 30% is held by New Gold. El Morro promises to be a major low-cost gold and copper producer with significant exploration potential, long mine life and strong future cash flow. The property’s proven and probable reserves on a 100% basis are 8.3 million ounces of gold and 6.2 billion pounds of copper with an additional 1.5 million ounces of measured and indicated gold and 1.1 billion pounds of copper. Construction on the access road is underway and site construction will begin in September 2012, with first production expected in 2017. Over its 17-year mine life, Goldcorp’s share of El Morro’s production is expected to average over 210,000 ounces of gold and 200 million pounds of copper per year.

Responsible, Respected and Welcomed

2011 was a year of significant accomplishment for Goldcorp’s Corporate Social Responsibility (CSR) team. In every country, in every community, at every operation in which Goldcorp operates, our new CSR policies have been in effect for a year now, and we have improved consistency and effectiveness, while always remaining sensitive to the unique needs of each social, economic and cultural environment.

One of our goals for the year was to establish baseline measurements of Millennium Development goals, which seek to address community-wide issues of poverty, employment, livelihood, education and health. Baseline data provides a reference point against which to evaluate the effects of the activities we undertake in cooperation with local communities and others to ensure we are contributing to the sustainable prosperity of all of Goldcorp’s stakeholders.

Collaborating with CARE Canada through the Devonshire Initiative

A highlight of the year was our participation in the Devonshire Initiative, a forum that brings together Non-Governmental Organizations (NGOs), responsible mining companies, academics and government observers who are engaged in the challenges of developing countries. We joined the Devonshire Initiative to take a strategic and collaborative approach to community development and CSR, joining several Canadian mining companies and such NGOs as CARE Canada, Engineers Without Borders, Technoserve, Plan Canada, Save the Children Canada and World Vision.

Through the Devonshire Initiative, we developed a partnership with CARE Canada, which will see us collaborate in developing global guidelines that will ensure the most effective means of creating sustainable prosperity for the communities where Goldcorp operates. Through this partnership, CARE’s vast expertise and proven track record will provide invaluable insight and knowledge, which will help us create effective initiatives for lasting community development. We will continue to work with CARE to refine and expand our sustainable community investment guidelines, and make the most of new opportunities to benefit local communities and national economies.

More than donations: active participation in World Wildlife Fund research

In 2010, Goldcorp donated $50,000 to the World Wildlife Fund (WWF) to support research on the embeddedness of water in the Canadian, US and Mexican economies and the resulting interdependencies on external freshwater resources that occur through international trade. In 2011, we donated an expert: Alicia Serra, one of our environmental engineers, was seconded from the Los Filos mine to WWF’s Vancouver office. At Goldcorp’s cost, she is assisting the WWF in a precedent-setting study into gold’s water footprint, with the objectives of increasing the understanding of mining’s dependence on water, and working with the industry to mitigate environmental impact through more sustainable practices. We expect that the research will help us in developing water usage practices that will improve the efficiency of water use in every one of our operating regions.

“Goldcorp is committed to responsible mining practices and has demonstrated a strong interest in working to reduce not only their own water footprint, but also a desire and willingness to act as a leader for the mining industry as a whole. As signatories to several global environmental agreements, including the Extractive Industries Transparency Initiative and the United Nations Global Compact, Goldcorp has the potential to lead significant conservation successes.”

JOANNA BARRINGTON, MANAGER OF STRATEGIC PARTNERSHIPS, WWF–CANADA

20 GOLDCORP INC. | ANNUAL REPORT 2011

[GRAPHIC APPEARS HERE]

CORPORATE SOCIAL RESPONSIBILITY

Investing in education and training

Throughout the year, we extended and enhanced many of our ongoing education and training initiatives. In communities near the Marlin mine in Guatemala, for example, our support of teachers’ salaries has helped educate over 7,000 students.

In Mexico, our education initiatives cover every age group. In the Los Filos community we have built and equipped a kindergarten and a community computer centre, provided a variety of training programs, and granted student scholarships. In Zacatecas State, and now Durango State as well, we partner with government and authorities to provide CONALEP (The National College of Technical Professional Education) post-secondary technical training in mining technology. Throughout the communities we support a number of government-run adult literacy and basic education programs.

In Honduras, where reclamation of the San Martin mine began in 2008 following its last year of commercial production, the 1,500 hectare former mine site was donated to the San Martin Foundation and now supports sustainable local business. We continue to support the educational facilities that we built, support teachers for local elementary schools, and fund scholarships for students.

Here in Canada, we maintain many programs to foster career and personal growth for employees, including a mentoring program that encourages staff to relocate –temporarily – in order to experience other Goldcorp sites, where they can broaden their personal and professional horizons.

SUPPORTING EDUCATION, EMPLOYING LOCALS, BUILDING THE REGION

The Peñasquito mine is more than a major source of employment for Zacatecas State, it’s transforming the region. Currently, 72% of Peñasquito employees are from municipalities in the state. The mine has created 16,000 direct and related jobs. Employees have health benefits, adult education classes and career training.

Residents of the town of Mazapil now have modern medical clinics, a water purification plant, community amenities, and housing and training for teachers. Existing schools have been upgraded, remodelled and equipped with computers and sports fields.

Open since 2009, CONALEP (The National College of Technical Professional Education) near Peñasquito was built and equipped by Goldcorp, in alliance with federal, state and municipal authorities, as well as regional suppliers and partners. This year, 254 students aged 15 to 19 are enrolled, studying computer sciences, English, human development, electromechanics, industrial engineering, dance and music. Goldcorp offers scholarships for students interested in a mining career.

“CONALEP gave me an opportunity for which I am most grateful. It fills me with pride belonging to this institution. Peñasquito mine really helped our progress, not just on campus, but whole families.”

SA IRA DEYANIRA GAONA MARISCAL, TEACHER

CORPORATE SOCIAL RESPONSIBILITY

Strengthening the local economy

While the Goldcorp mining operation is often the largest economic contributor to a region where we operate, we have, as one of our CSR goals, the objective of strengthening the breadth and depth of the local economy. Our programs vary, based on local resources, skills, traditions and priorities, and we have achieved real successes. Our funding and support has helped establish a variety of locally owned small and medium-sized businesses. We share our equipment, administrative assistance and marketing expertise to develop the capacity of local entrepreneurs. We facilitate workshops and programs in many communities to preserve, and generate income from, local traditions and skills.

At Goldcorp we believe that a continued and conscientious approach to corporate citizenship and responsibility is essential to maintaining long-term collaborative relationships. Our goal is to be “Responsible, Respected and Welcomed” in every community in which we operate. We strive to do more than simply treat local communities with respect – we seek to become a responsible member of the communities, to share as partners in a future in which we all benefit economically, environmentally, socially and culturally.

SAN MARTIN: RECLAIMING A MINE SITE AND COMMUNITY

Reclamation and closure of the San Martin mine began in 2008, following its last year of commercial production. The 1,500 hectare former mine site was donated to the San Martin Foundation and has been transformed into an eco-tourism complex with a hotel, pool, sports field, and nature trails through the reclaimed mine site. Business initiatives piloted during mine life resulted in the establishment of successful lemon, tilapia, and beef production. In addition, the training centre continues to support local communities. The former mine is now a source of sustainable jobs and skills training to the people of the Valle de Siria, and a hub for new investment in the area.

TAKING STEPS TO REDUCE OUR WATER FOOTPRINT

Water is vital to the earth which is why at Goldcorp, water is used as efficiently and responsibly as possible. At the Marlin site in Guatemala, we’ve decreased groundwater consumption and increased the amount of recycled water used in our processing systems from 83% to 96% in the past five years. Throughout 2010 and 2011, the Red Lake Campbell Complex mill reduced its Balmer Lake process water consumption by 75% from 2009 volumes. This has been achieved through the re-use and recycling of underground and process water in the system. Due to these positive steps in water management, Red Lake has reduced its fresh water consumption by approximately 750,000 cubic metres per year.

CREATING CHOICES FOR

GOLDCORP WOMEN

In 2011, the Company initiated Creating Choices/Creando Opportunidades, a company-wide training and mentoring program designed to develop the careers of Goldcorp’s female employees. The brainchild of Anna Tudela, VP of Regulatory Affairs and Corporate Secretary, the program took root in Goldcorp’s Latin American operations.

“ One of the objectives of corporate governance is to promote diversity. While we’re doing very well for a mining company – roughly 17% of our full-time staff are female – the Creating Choices program is one way we can actively advance the role of women throughout our organization, and affirms our position as one of the world’s most desirable employers.”

ANNA TUDELA, VP OF REGULATORY AFFAIRS AND CORPORATE SECRETARY

Creating Choices met with such a surge of enthusiasm that it has been brought to North America as well.

To find out how we’re working for the benefit of communities everywhere we operate, scan here or visit www.goldcorp.com/responsible-mining

GOLDCORP INC. | ANNUAL REPORT 2011 23

Corporate governance

At Goldcorp, we strive to earn the confidence and trust of all our stakeholders by maintaining the highest standards of integrity, responsibility and transparency, and consistently meeting or exceeding industry standards for corporate governance and ethics.

This is a brief summary of the responsibilities of the Goldcorp Board of Directors and its committees. Complete information is available at www.goldcorp.com/About-Us/Governance

Board Responsibilities and Duties

Directly and through its committees, the Board of Directors supervises the management of Goldcorp’s business and affairs. The Board delegates the day-to- day authority and responsibility for Goldcorp’s operations to management and develops and approves major policy decisions. The Board also reviews management performance and effectiveness, and oversees the enterprise risk management process. The Board’s expectations are communicated to management directly and through Board committees.

Ethics from the Ground Up

Goldcorp’s commitment to high standards of business practice is laid out in its Code of Conduct document,

Ethics from the Ground Up. The Code establishes and mandates standards for personal and business ethics, anti-harassment, workplace diversity and workplace health and safety. Directors, officers and employees are subject to the Code, as are all consultants, contractors and subcontractors at all company operations. To encourage reporting of any violations of the Code, Goldcorp maintains an anonymous and confidential email address, as well as toll-free hotlines in each operational region, which any employee or contractor can use without fear of repercussions.

Board Committees

Each of the Board’s committees is composed of four independent members.

• The Audit Committee oversees the Company’s financial reporting and internal controls over financial reporting, disclosure, internal audits and its compliance with legal and regulatory requirements.

• The Governance and Nominating Committee is responsible for nominating new directors to the Board, and for developing and maintaining governance practices that ensure high standards of corporate governance.

• The Sustainability, Environment, Health and Safety Committee reviews and monitors the Company’s sustainable development, environmental, and workplace health and safety policies and activities, and may investigate any activity that relates to these issues.

• The Compensation Committee assists the Board with the human resources and compensation issues related to establishing and ensuring the continuity of the Company’s executive officers and senior management. They review and establish executive compensation policies and guidelines which are designed to align compensation with the Company’s sustainable profitability and growth.

SAY ON PAY

At the February 2012 Board meeting, the Goldcorp Board adopted a “Say on Pay” policy that will give shareholders the right to an advisory vote on executive compensation at the April 26, 2012 Annual General Meeting. Shareholders will now have the opportunity to review, and vote on, the decisions of the Compensation Committee.

Goldcorp strives to operate transparently and with integrity everywhere we do business. To view our policies scan here or visit www.goldcorp.com/About-Us/Governance

24 GOLDCORP INC. | ANNUAL REPORT 2011

Board of Directors

DIRECTORS ARE PICTURED FROM LEFT TO RIGHT

1 P. RANDY REIFEL Independent Director, President of Chesapeake Gold Corp., Director since November 2006 Areas of expertise: Mineral Exploration; Mergers & Acquisitions 2 JOHN P. BELL Independent Director, Director since February 2005 Areas of expertise: Environment, Safety and Sustainability; Social, Economic and Foreign Policy 3 KENNETH F. WILLIAMSON Independent Director, Independent Consultant, Director since November 2006 Areas of expertise: Financing; Mergers & Acquisitions 4 DOUGLAS M. HOLTBY Independent Director, Vice Chairman of the Board and Lead Director, President and Chief Executive Officer of three private investment companies, Director since February 2005 Areas of expertise: Accounting; Consulting and Private Equity

5 IAN W. TELFER Chairman of the Board, Director since February 2005 Areas of expertise: Mergers & Acquisitions; Finance 6 CHARLES A. JEANNES President and Chief Executive Officer, Director since May 2009 Areas of expertise: Mergers & Acquisitions; Mining Exploration Law 7 BEVERLEY A. BRISCOE Independent Director, President of Briscoe Management Limited, Director since April 2006 Areas of expertise: Accounting; Finance 8 PETER J. DEY Independent Director, Chairman of Paradigm Capital Inc., Director since June 2006 Areas of expertise: Financing; Governance; Mergers & Acquisitions

9 A. DAN ROVIG Independent Director, Independent Consultant, Director since November 2006 Areas of expertise: Mining, Metallurgy and Exploration; Governance 10 LAWRENCE I. BELL Independent Director, Director since February 2005 Areas of expertise: Accounting; Energy; Environment, Safety and Sustainability MS. BLANCA TREVIÑO DE VEGA was appointed to the Board of Directors on February 15, 2012. Ms. Treviño currently serves as President and Chief Executive Officer of Softtek, based in Monterrey, Mexico. Under her guidance, Softtek has grown to become a global provider of process-driven IT solutions, with nine Global Delivery Centres and 30 offices in North America, Latin America, Europe and Asia. Ms. Treviño de Vega was named one of the “Top 25 Businesswomen” by the Latin Business Chronicle and a Rising Star on Fortune’s list of the “50 Most Powerful Women in Global Business”. Her appointment to the Goldcorp Board brings the number of directors to 11.

Goldcorp Mineable Reserves

(as at December 31, 2011) PROVEN PROBABLE PROVEN & PROBABLE

Ownership Tonnage Grade Contained Tonnage Grade Contained Tonnage Grade Contained

Gold mt g Au/t moz mt g Au/t moz mt g Au/t moz

Alumbrera 37.5% 93.00 0.37 1.10 3.00 0.24 0.02 96.00 0.36 1.13

Camino Rojo 100.0% – – – – – – – – –

Cerro Blanco 100.0% – – – – – – – – –

Cerro Negro 100.0% – – – 13.87 10.18 4.54 13.87 10.18 4.54

Cochenour 100.0% – – – – – – – – –

Dee 40.0% – – – 17.08 1.70 0.93 17.08 1.70 0.93

El Morro 70.0% 215.63 0.58 4.00 148.52 0.38 1.84 364.14 0.50 5.84

El Sauzal 100.0% 0.87 1.13 0.03 4.66 1.50 0.22 5.53 1.44 0.26

Éléonore 100.0% – – – 12.48 7.56 3.03 12.48 7.56 3.03

Los Filos 100.0% 80.96 0.96 2.50 231.21 0.71 5.24 312.17 0.77 7.75

Marigold 66.7% 20.44 0.62 0.41 115.28 0.52 1.91 135.72 0.53 2.32

Marlin 100.0% 4.41 4.11 0.58 3.75 5.52 0.66 8.16 4.76 1.25

Musselwhite 100.0% 3.39 5.78 0.63 7.90 6.50 1.65 11.29 6.28 2.28

Noche Buena 100.0% – – – – – – – – –

Peñasquito Heap Leach 100.0% 33.32 0.15 0.16 92.10 0.13 0.37 125.42 0.13 0.53

Peñasquito Mill 100.0% 626.47 0.54 10.93 517.19 0.31 5.08 1,143.65 0.44 16.01

Porcupine 100.0% 27.91 1.61 1.44 67.41 1.21 2.62 95.32 1.32 4.06

Pueblo Viejo 40.0% 14.47 3.36 1.56 99.67 2.67 8.55 114.14 2.76 10.12

Red Lake 100.0% 2.38 12.83 0.98 9.02 10.24 2.97 11.40 10.78 3.95

San Nicolas 21.0% – – – – – – – – –

Wharf 100.0% 10.35 0.87 0.29 14.93 0.87 0.42 25.28 0.87 0.70

Totals 24.62 40.07 64.69

Silver mt g Ag/t moz mt g Ag/t moz mt g Ag/t moz

Camino Rojo 100.0% – – – – – – – – –

Cerro Blanco 100.0% – – – – – – – – –

Cerro Negro 100.0% – – – 13.87 86.93 38.78 13.87 86.93 38.78

Dee 40.0% – – – 17.08 8.04 4.41 17.08 8.04 4.41

Los Filos 100.0% 80.96 5.17 13.45 231.21 5.40 40.16 312.17 5.34 53.61

Marlin 100.0% 4.41 133.43 18.92 3.75 287.08 34.57 8.16 204.00 53.49

Noche Buena 100.0% – – – – – – – – –

Peñasquito Heap Leach 100.0% 33.32 14.39 15.41 92.10 9.36 27.71 125.42 10.69 43.12

Peñasquito Mill 100.0% 626.47 28.89 581.92 517.19 20.16 335.18 1,143.65 24.94 917.10

Pueblo Viejo 40.0% 14.47 26.00 12.10 99.67 16.22 51.97 114.14 17.46 64.07

San Nicolas 21.0% – – – – – – – – –

Wharf 100.0% 10.35 3.08 1.03 14.93 3.75 1.80 25.28 3.48 2.83

Totals 642.82 534.58 1,177.40

Copper mt% Cu mlbs Cu mt% Cu mlbs Cu mt% Cu mlbs Cu

Alumbrera 37.5% 93.00 0.37% 759 3.00 0.28% 19 96.00 0.37% 777

El Morro 70.0% 215.63 0.57% 2,691 148.52 0.51% 1,669 364.14 0.54% 4,360

Pueblo Viejo 40.0% 14.47 0.08% 26 99.67 0.10% 211 114.14 0.09% 236

San Nicolas 21.0% – – – – – – – – –

Totals 3,475 1,898 5,373

Lead mt% Pb mlbs Pb mt% Pb mlbs Pb mt% Pb mlbs Pb

Peñasquito Mill 100.0% 626.47 0.29% 3,955 517.19 0.19% 2,211 1,143.65 0.24% 6,165

Camino Rojo 100.0% – – – – – – – – –

Totals 3,955 2,211 6,165

Zinc mt% Zn mlbs Zn mt% Zn mlbs Zn mt% Zn mlbs Zn

Peñasquito Mill 100.0% 626.47 0.69% 9,526 517.19 0.46% 5,241 1,143.65 0.59% 14,767

Camino Rojo 100.0% – – – – – – – – –

San Nicolas 21.0% – – – – – – – – –

Totals 9,526 5,241 14,767

GOLDCORP EY11 RESERVE AND RESOURCE REPORTING NOTES:

1 All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2 All Mineral Resources are reported exclusive of Mineral Reserves.

3 Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4 Reserves and Resources are reported as of December 31, 2011, with the following conditions or exceptions:

1 Reserves and Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation.

2 Reserves and Resources for Dee are as per information provided by Barrick Gold Corporation.

3 Resources for San Nicolas are as per information provided by Teck Resources Limited (2001 Study).

4 Reserves and Resources for Marigold are as of December 1, 2011.

5 Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,200 per ounce of gold, $20 per ounce of silver, $2.75 per pound of copper, $0.80 per pound of lead, and $0.85 per pound of zinc, unless otherwise noted below:

1 Alumbrera | $1,400/oz gold and $3.20/lb copper

2 Pueblo Viejo, Dee | $1,200/oz gold, $22/oz silver, $2.75/lb copper

26 GOLDCORP INC. | ANNUAL REPORT 2011

Goldcorp Mineral Resources

(as at December 31, 2011) MEASURED INDICATED MEASURED & INDICATED INFERRED

Ownership Tonnage Grade Contained Tonnage Grade Contained Tonnage Grade Contained Tonnage Grade Contained

Gold mt g Au/t moz mt g Au/t moz mt g Au/t moz mt g Au/t moz

Alumbrera 37.5% – – – – – – – – – – – –

Camino Rojo 100.0% 28.99 0.66 0.61 111.90 0.60 2.17 140.88 0.62 2.79 27.39 0.40 0.36

Cerro Blanco 100.0% – – – 2.52 15.64 1.27 2.52 15.64 1.27 1.35 15.31 0.67

Cerro Negro 100.0% – – – 5.24 3.26 0.55 5.24 3.26 0.55 4.56 7.12 1.04

Cochenour 100.0% – – – – – – – – – 9.27 10.77 3.21

Dee 40.0% – – – 12.99 1.32 0.55 12.99 1.32 0.55 6.33 0.77 0.16

El Morro 70.0% 24.54 0.36 0.28 84.80 0.28 0.77 109.34 0.30 1.05 536.04 0.25 4.22

El Sauzal 100.0% 1.45 0.92 0.04 0.70 1.51 0.03 2.15 1.11 0.08 0.04 1.35 0.00

Éléonore 100.0% 0.14 10.01 0.04 1.23 11.05 0.44 1.36 10.95 0.48 12.25 10.60 4.17

Los Filos 100.0% 7.89 1.95 0.50 42.70 1.04 1.42 50.58 1.18 1.92 158.37 0.77 3.91

Marigold 66.7% 1.24 0.41 0.02 18.68 0.42 0.25 19.92 0.42 0.27 6.68 0.45 0.10

Marlin 100.0% 0.08 2.49 0.01 0.47 2.20 0.03 0.55 2.24 0.04 0.85 3.47 0.09

Musselwhite 100.0% 0.15 4.81 0.02 0.70 5.50 0.12 0.85 5.38 0.15 4.99 5.72 0.92

Noche Buena 100.0% – – – 71.75 0.42 0.96 71.75 0.42 0.96 17.67 0.42 0.24

Peñasquito Heap Leach 100.0% 4.07 0.05 0.01 24.81 0.07 0.05 28.88 0.07 0.06 56.21 0.16 0.29

Peñasquito Mill 100.0% 136.24 0.16 0.68 512.93 0.18 2.95 649.17 0.17 3.63 146.70 0.19 0.90

Porcupine 100.0% 45.99 1.18 1.75 146.64 1.09 5.12 192.63 1.11 6.87 15.10 2.08 1.01

Pueblo Viejo 40.0% 1.39 2.14 0.10 71.30 1.88 4.30 72.69 1.88 4.40 9.05 1.61 0.47

Red Lake 100.0% 2.15 15.01 1.04 4.59 11.36 1.68 6.74 12.52 2.71 2.98 14.09 1.35

San Nicolas 21.0% 0.40 0.96 0.01 16.40 0.47 0.25 16.79 0.48 0.26 1.47 0.37 0.02

Wharf 100.0% 0.75 0.78 0.02 5.36 0.80 0.14 6.11 0.80 0.16 – – –

Totals 5.12 23.08 28.20 23.13

Silver mt g Ag/t moz mt g Ag/t moz mt g Ag/t moz mt g Ag/t moz

Camino Rojo 100.0% 28.99 13.50 12.55 111.90 11.10 40.00 140.88 11.60 52.55 27.39 6.70 5.86

Cerro Blanco 100.0% – – – 2.52 72.00 5.80 2.52 72.00 5.80 1.35 59.60 2.60

Cerro Negro 100.0% – – – 5.24 18.45 3.11 5.24 18.45 3.11 4.56 35.11 5.15

Dee 40.0% – – – 12.99 8.84 3.69 12.99 8.84 3.69 6.33 6.98 1.42

Los Filos 100.0% 7.89 9.55 2.42 42.70 7.24 9.94 50.58 7.60 12.37 158.37 5.86 29.86

Marlin 100.0% 0.08 120.86 0.30 0.47 89.09 1.35 0.55 93.54 1.65 0.85 202.29 5.50

Noche Buena 100.0% – – – 71.75 14.06 32.44 71.75 14.06 32.44 17.67 13.92 7.91

Peñasquito Heap Leach 100.0% 4.07 4.61 0.60 24.81 3.85 3.07 28.88 3.95 3.67 56.21 1.67 3.01

Peñasquito Mill 100.0% 136.24 13.11 57.43 512.93 12.40 204.54 649.17 12.55 261.97 146.70 8.81 41.54

Pueblo Viejo 40.0% 1.39 12.53 0.56 71.30 10.39 23.82 72.69 10.43 24.37 9.05 12.76 3.71

San Nicolas 21.0% 0.40 46.54 0.59 16.40 28.59 15.07 16.79 29.01 15.66 1.47 23.83 1.13

Wharf 100.0% 0.75 1.67 0.04 5.36 3.68 0.64 6.11 3.44 0.68 – – –

Totals 74.49 343.47 417.97 107.69

Copper mt% Cu mlbs Cu mt% Cu mlbs Cu mt% Cu mlbs Cu mt% Cu mlbs Cu

Alumbrera 37.5% – – – – – – – – – – – –

El Morro 70.0% 24.54 0.35% 187 84.80 0.31% 572 109.34 0.31% 758 536.04 0.34% 3,979

Pueblo Viejo 40.0% 1.39 0.12% 4 71.30 0.08% 132 72.69 0.08% 136 9.05 0.08% 15

San Nicolas 21.0% 0.40 0.73% 7 16.40 1.34% 485 16.79 1.33% 491 1.47 1.28% 41

Totals 197 1,189 1,385 4,036

Lead mt% Pb mlbs Pb mt% Pb mlbs Pb mt% Pb mlbs Pb mt% Pb mlbs Pb

Peñasquito Mill 100.0% 136.24 0.14% 411 512.93 0.12% 1,367 649.17 0.12% 1,778 146.70 0.13% 436

Camino Rojo 100.0% 28.99 0.23% 150 111.90 0.17% 429 140.88 0.19% 580 27.39 0.08% 50

Totals 561 1,796 2,357 486

Zinc mt% Zn mlbs Zn mt% Zn mlbs Zn mt% Zn mlbs Zn mt% Zn mlbs Zn

Peñasquito Mill 100.0% 136.24 0.37% 1,100 512.93 0.32% 3,670 649.17 0.33% 4,770 146.70 0.26% 828

Camino Rojo 100.0% 28.99 0.37% 238 111.90 0.37% 912 140.88 0.37% 1,150 27.39 0.25% 154

San Nicolas 21.0% 0.40 3.60% 31 16.40 1.80% 651 16.79 1.84% 682 1.47 1.43% 47

Totals 1,369 5,234 6,602 1,029

Mineral Resources are estimated using US$ commodity prices of $1,350 per ounce of gold, $24 per ounce of silver, $3.25 per pound of copper, $0.95 per pound of lead, and $0.95 per pound of zinc, unless otherwise noted below:

Pueblo Viejo, Dee | $1,350/oz gold, $24/oz silver, $3.25/lb copper

San Nicolas | $300/oz gold, $5.00/oz silver, $0.90/lb copper, $0.50/lb zinc

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral

Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Scientific and technical information was reviewed and approved by Maryse Belanger, P.Geo., Vice President, Technical Services for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

GOLDCORP INC. | ANNUAL REPORT 2011 27

CORE SAMPLES

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the year ended December 31, 2011 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS” as issued by the International Accounting Standards Board (“IASB”)). Previously, the Company prepared its annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2010 comparatives in this MD&A have been restated and presented in accordance with IFRS. As the Company’s IFRS transition date was January 1, 2010, 2009 comparative information included in this MD&A has not been restated. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of February 15, 2012.

2011 HIGHLIGHTS

•	Gold production of 687,900 ounces for the fourth quarter and 2,514,700 ounces for 2011, compared to 689,600 ounces and 2,520,300 ounces (1), respectively, in 2010.

•

Total cash costs of $261 per ounce for the fourth quarter, compared to $164 per ounce for the fourth quarter of 2010, and $223 per ounce for 2011, compared to $274 per ounce in 2010. On a co-product basis, cash costs were $529 and $534 per gold ounce for the fourth quarter and 2011, respectively, compared to $472 and $446 per gold ounce, respectively, in 2010. (2)

•

Net earnings attributable to shareholders of Goldcorp amounted to $405 million for the fourth quarter ($0.50 per share) and $1,881 million ($2.34 per share) for 2011, compared to net earnings of $560 million ($0.76 per share) and $2,051 million ($2.79 per share), respectively, in 2010. Adjusted net earnings amounted to $531 million ($0.66 per share) for the fourth quarter and $1,786 million ($2.22 per share) for 2011, compared to $431 million ($0.59 per share) and $1,048 million ($1.43 per share), respectively, in 2010. (3)

•

Operating cash flows from continuing operations of $727 million for the fourth quarter and $2,366 million for 2011, compared to $681 million and $1,764 million, respectively, in 2010. Operating cash flows before working capital changes of $831 million for the fourth quarter and $2,692 million for 2011, compared to $648 million and $1,693 million, respectively, in 2010. (4)

•	Free cash flows of $205 million for the fourth quarter and $571 million for 2011, compared to $304 million and $539 million, respectively, in 2010. (5)

•	Dividends paid of $330 million in 2011, compared to $154 million in 2010.

•	During the fourth quarter of 2011, the Company achieved the following significant milestones:

•	A certificate of authorization was issued by the Quebec Minister of Sustainable Development, Environment & Parks allowing full construction of the Éléonore gold project to commence immediately.

•

The Company announced the approval of the amended Environmental Impact Assessment (“EIA”) by Provincial authorities in the province of Santa Cruz for the development and construction of the Cerro Negro gold project to commence immediately.

•

On November 23, 2011, the Company announced it had entered into a $2 billion senior revolving credit facility with 15 lenders, replacing the existing $1.5 billion facility. The new facility will be used to finance growth opportunities and for general corporate purposes.

GOLDCORP    |    29

(in United States dollars, tabular amounts in millions, except where noted)

•

On August 31, 2011, the Company and Xstrata Queensland Limited (“Xstrata”) signed a definitive agreement with Yamana Gold Inc. (“Yamana”) granting Minera Alumbrera Limited SA (“Alumbrera SA”), an entity jointly controlled by the Company, Xstrata and Yamana, an exclusive four-year option to acquire Yamana’s interest in the Agua Rica project in northwest Argentina.

•

During June 2011, 7.8 million of the Company’s outstanding share purchase warrants were exercised for total cash proceeds of C$350 million ($358 million). The remaining 1.4 million share purchase warrants expired unexercised.

•

On February 8, 2011, the Company disposed of its 10.1% equity interest in Osisko Mining Corporation (“Osisko”) for gross cash proceeds of $536 million resulting in a net gain on the date of disposition of $279 million.

2012 DEVELOPMENTS

•	On January 9, 2012, the Company announced the decision to proceed with construction of the El Morro project, commencing September 2012.

•

On January 27, 2012, the Company announced that, in association with the agreement between the Government of Guatemala and the Guatemalan Chamber of Industry to voluntarily increase the royalties paid on the production of precious metals from 1% to 4% of gross revenue, the Company will pay an additional 1% voluntary royalty.

(1)

Performance measure which includes the results of the San Dimas mining operation (“San Dimas”) to August 6, 2010, the date of disposition, and which for financial statement reporting purposes has been reclassified as discontinued operations.

(2)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs.

Commencing January 1, 2011, total cash costs on a co-product basis are calculated by allocating production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices as compared to realized sales prices. The Company has restated prior period comparisons of co-product total cash costs accordingly. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2011	2010	2009
Gold	$1,250	$1,000	$750
Silver	20	16	10
Copper	3.25	2.75	1.75
Lead	0.90	0.80	-
Zinc	0.90	0.80	-

Using actual realized sales prices, co-product total cash costs would be $533 per gold ounce for the three months ended December 31, 2011 (year ended December 31, 2011 – $529). Refer to page 71 for a reconciliation of total cash costs to reported production costs.

(3)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 72 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(4)

Operating cash flows before working capital changes is a non-GAAP performance measure which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations.

(5)

Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid from net cash provided by operating activities of continuing operations. Refer to page 74 for a reconciliation of free cash flows to reported net cash provided by operating activities of continuing operations.

30    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp Inc. is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).

At December 31, 2011, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine, the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at December 31, 2011 include the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic; the El Morro gold/copper project (70% interest) in Chile; the Camino Rojo and Noche Buena gold/silver projects in Mexico; and the Cerro Blanco gold/silver project in Guatemala. Goldcorp also owns a 40.6% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal (“Escobal”) silver project in Guatemala, and a 35.3% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine) in Mexico.

2011 was a volatile year for equity markets globally. Significant sell-offs were evidenced in July and August as the U.S. sovereign debt downgrade was pending and the European sovereign debt situation worsened. Equity markets did recover with varying degrees and were led by the U.S. Dow Jones Index. Liquidity remained ample during the year as the U.S. Federal Reserve maintained a low interest rate policy through actions such as Operation Twist. Central bankers around the world, like China and Europe, acted in concert with the Americans to lower interest rates as the year progressed.

This economic environment has been supportive for the gold price and helped propel gold to a record high of $1,920 in September before two sharp corrections saw the price close the year at $1,563. Gold has maintained its status as a “safe haven asset” and a legitimate component of asset portfolios around the world.

The Company realized an average gold price of $1,663 per ounce during the fourth quarter of 2011, a 3% decrease against the third quarter of 2011’s average realized gold price of $1,719 per ounce.

Gold production was 16% higher during the fourth quarter of 2011, compared to the third quarter of 2011, primarily due to record production for the fourth quarter at Marlin and increased volumes at Red Lake and Peñasquito as grades improved as expected in the High Grade Zone at Red Lake, while Peñasquito achieved greater mill throughput and realized higher grades. Production costs increased by 35% from the prior quarter primarily due to the increased volumes, increased non-cash reclamation and closure costs related to revisions in estimates at the Company’s inactive mines and higher YMAD net proceeds payments paid by Alumbrera. During the fourth quarter, Red Lake, Musselwhite and Porcupine mines continued their participation in the Northern Industrial Electricity Rate program administered by the Ontario Ministry of Northern Development, Mines and Forestry. Rebates for Goldcorp during the three year program are estimated to be $30 million, contingent upon continuation of the implementation of Energy Management Plans. It is anticipated that quarterly rebates will be received until March 2013.

The Company realized an average gold price of $1,572 per ounce in 2011, a 27% increase against 2010’s average realized gold price of $1,240 per ounce.

GOLDCORP    |    31

(in United States dollars, tabular amounts in millions, except where noted)

Gold production in 2011 was similar to 2010. Production costs increased by 38% from the prior year primarily due to a full year of operations at Peñasquito, higher sales volumes for gold, silver, lead and zinc, higher consumables and employee costs, higher YMAD net proceeds payments paid by Alumbrera, offset by lower power costs resulting from energy rebates at the Company’s Canadian operations.

Peñasquito continued to ramp-up production achieving sulphide plant throughput of 93,700 tonnes per day in the fourth quarter of 2011 with the month of December averaging 107,000 tonnes per day. Key projects, including the High Pressure Grinding Roll (“HPGR”) supplemental feed system and the increase in height of the tailings dam, were completed in January 2012 and remain on track to achieve the target plant design throughput of 130,000 tonnes per day for the end of the first quarter of 2012.

On November 14, 2011, the Company was issued with a certificate of authorization by the Quebec Minister of Sustainable Development, Environment and Parks allowing full construction of the Éléonore gold project in northern Quebec to commence immediately. Issuance of the certificate of authorization follows the execution of the collaboration agreement among the Cree Nation of Wemindji, the Grand Council of the Crees (Eeyou Istchee), the Cree Regional Authority and the Company earlier in the year. The current Éléonore development plan details an average throughput rate of 7,000 tonnes per day, contributing to the forecast average annual gold production of 600,000 ounces at cash costs below $400 per ounce over an approximate 15-year mine life. A strong, experienced team is in place and the project remains on track for first gold production in late 2014.

On December 16, 2011, a major milestone was reached when the Company announced the receipt of the approval of the amended EIA by Provincial authorities in the province of Santa Cruz for the development and construction of the Cerro Negro gold project, a high-grade deposit located on the low-elevation Patagonian plains of southern Argentina. The Cerro Negro project team immediately advanced full construction and continued what has been an impressive pace of development. Cerro Negro’s low capital cost and cash flow-accretive gold production beginning in 2013 forms an important component of Goldcorp’s peer-leading five-year growth profile. An average of 550,000 ounces of gold production per year over the first five full years at an average cash cost of less than $200 per ounce of gold is anticipated. Moreover, significant vein extensions and new vein discoveries underscore the potential for further expansion of the long-term production profile. The approval of the amended EIA allows for construction of the plant with throughput increased from 1,850 tonnes per day to 4,000 tonnes per day and the concurrent development and mining of three underground vein deposits: Eureka, Mariana Central and Mariana Norte.

32    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

CORPORATE DEVELOPMENT ACTIVITIES – ACQUISITIONS, DIVESTITURES, FINANCINGS

During the year ended December 31, 2011, the Company completed the following significant transactions:

New $2.0 billion credit facility

The Company entered into a $2.0 billion credit facility with a syndicate of 15 lenders in the fourth quarter of 2011 and which replaced the Company’s existing $1.5 billion credit facility. The new facility is intended to be used to finance growth opportunities and for general corporate purposes. The floating rate facility is unsecured and amounts drawn are required to be financed or repaid by November 23, 2016.

Option to acquire a 37.5% interest in the Agua Rica project

On August 31, 2011, the Company and Xstrata signed a definitive agreement with Yamana whereby Alumbrera SA, an entity which the Company jointly controls with Xstrata and Yamana, was granted an exclusive four-year option to acquire Yamana’s interest in the Agua Rica project located 35 kilometres southeast of the Alumbrera mine in Argentina, in exchange for option payments from the Company and Xstrata of $110 million. During the four-year option period, Alumbrera SA will manage the Agua Rica project and fund a feasibility study and all development costs. In addition to the $110 million in payments, Yamana will receive from Alumbrera SA $150 million upon approval to proceed with construction and on exercise of the option to acquire the Agua Rica project, and an additional $50 million on commissioning. Yamana will also be entitled to receive 65% of the payable gold produced from Agua Rica to a maximum of 2.3 million ounces. In accordance with the terms of the option agreement, the Company and Xstrata have made cumulative payments amounting to $30 million ($13 million – Goldcorp’s share).

Exercise of share purchase warrants

On June 9, 2011, the Company’s 8.4 million share purchase warrants issued in 2006 were due to expire and were suspended from trading. Each warrant entitled the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 per share. Of the 8.4 million outstanding, 7.0 million were exercised for total proceeds of C$322 million ($330 million).

On June 26, 2011, 0.8 million warrants issued by Goldcorp pursuant to the acquisition of Gold Eagle in 2008 were due to expire. Each warrant entitled the holders to purchase at any time one common share of Goldcorp at an exercise price of C$34.76 per share. Of the 0.8 million outstanding, all were exercised for total proceeds of C$28 million ($28 million).

Disposition of interest in Osisko Mining Corporation

On February 8, 2011, the Company disposed of its 10.1% equity interest in Osisko to a syndicate of underwriters at a price of C$13.75 per common share held. The Company received gross cash proceeds of C$530 million ($536 million) resulting in a gain on the date of disposition of $320 million ($279 million after tax). Prior to the disposition, the Company’s interest in Osisko was recorded as an available-for-sale investment in equity securities.

GOLDCORP    |    33

(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED ANNUAL FINANCIAL RESULTS (1) (2) (3) (4) (5)

	2011	2010	2009
Revenues	$5,362	$3,738	$2,724
Gold produced (ounces)	2,514,700	2,466,900	2,421,300
Gold sold (ounces) (3)	2,490,200	2,367,800	2,347,300
Average realized gold price (per ounce)	$1,572	$1,240	$978
Average London spot gold price (per ounce)	$1,572	$1,225	$972
Earnings from operations and associates	$2,238	$1,416	$821
Net earnings from continuing operations	$1,881	$1,412	$244
Net earnings (loss) from discontinued operations, net of tax (2)	$-	$631	$(6)
Net earnings	$1,881	$2,043	$238
Net earnings attributable to shareholders of Goldcorp	$1,881	$2,051	$240
Earnings from continuing operations per share
– Basic	$2.34	$1.92	$0.33
– Diluted	$2.18	$1.87	$0.33
Net earnings per share
– Basic	$2.34	$2.79	$0.33
– Diluted	$2.18	$2.71	$0.33
Cash flows from operating activities of continuing operations	$2,366	$1,764	$1,275
Total cash costs – by-product (per gold ounce) (4)	$223	$271	$296
Total cash costs – co-product (per gold ounce) (5)	$534	$447	$403
Dividends paid	$330	$154	$132
Cash and cash equivalents	$1,502	$556	$875
Total assets	$29,374	$27,639	$20,949
Non-current liabilities	$7,118	$6,957	$4,669
INCLUDING DISCOUNTINUED OPERATIONS (2)
Revenues (6)	$5,362	$3,800	$2,724
Gold produced (ounces)	2,514,700	2,520,300	2,421,300
Total cash costs – by-product (per gold ounce) (7)	$223	$274	$295
Total cash costs – co-product (per gold ounce) (8)	$534	$446	$398

(1)

The Company’s annual financial results as at and for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS. As the Company’s IFRS transition date was January 1, 2010, the summarized annual financial results as at and for the year ended December 31, 2009, have not been restated and have been prepared in accordance with Canadian GAAP.

(2)

The Company’s interest in Terrane Metals Corp. (“Terrane”) and San Dimas, which were disposed of on October 20, 2010 and August 6, 2010, respectively, and previously reported as separate operating segments, have been reclassified as discontinued operations. As the Company’s IFRS transition date was January 1, 2010, 2009 comparative information has not been restated and is presented in accordance with Canadian GAAP. Under Canadian GAAP, San Dimas was not considered a discontinued operation and was included in results of continuing operations prior to January 1, 2010. Refer to page 70 for further details on the discontinued operations.

(3)	Excludes commissioning sales ounces from Peñasquito, prior to September 1, 2010, as revenues from sales were credited against capitalized project costs.

(4)

Total cash costs per gold ounce on a by-product basis from continuing operations is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton Corp. (“Silver Wheaton”)).

(5)

Commencing January 1, 2011, total cash costs per gold ounce on a co-product basis from continuing operations is calculated by allocating production costs to each co-product (Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 30). The Company has restated prior period comparisons of co-product total cash costs accordingly. Using actual realized sales prices, the co-product total cash costs would be $529 per gold ounce for 2011.

34    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

(6)

Revenues including discontinued operations include revenues of $62 million earned from the San Dimas mining operation prior to date of disposition on August 6, 2010. Refer to page 70 for further details on the discontinued operations.

(7)

Total cash costs per gold ounce on a by-product basis, including discontinued operations, includes the gold ounces sold at San Dimas to August 6, 2010 and by-product silver sales revenues for San Dimas to August 6, 2010 at $4.04 per silver ounce ($4.02 prior to November 2009) sold to Silver Wheaton.

(8)	Total cash costs per gold ounce on a co-product basis, including discontinued operations, includes the gold ounces sold and silver revenues for San Dimas to August 6, 2010.

GOLDCORP    |    35

(in United States dollars, tabular amounts in millions, except where noted)

Review of Annual Financial Results

Net earnings attributable to shareholders of Goldcorp for the year ended December 31, 2011 decreased to $1,881 million, or $2.34 per share, compared to $2,051 million, or $2.79 per share, in 2010. Compared to 2010, net earnings attributable to shareholders of Goldcorp were impacted significantly by the following factors:

•

Revenues increased by $1,624 million, or 43%, primarily due to a $974 million increase in gold revenues resulting from a 27%, or $330 per ounce, increase in the average realized gold price and a 5% increase in gold sales volume; a $500 million increase in silver revenues resulting from a 104%, or 13.6 million ounce, increase in silver sales volume due primarily to the commissioning of Peñasquito on September 1, 2010, and a 36%, or $7.77 per ounce, increase in the average realized silver price; a $198 million increase in lead and zinc revenues net of treatment and refining charges from Peñasquito; partially offset by a $58 million decrease in copper revenues primarily as a result of 15% lower sales volume;

•

Production costs increased by $566 million, or 38%, primarily due to a full year of operations at Peñasquito ($373 million), higher sales volumes for gold, silver, lead and zinc, higher consumables and employee costs, a $9 million increase in YMAD net proceeds payments paid by Alumbrera, and the unfavourable impact of the strengthening of the Canadian dollar and Mexican peso by 4% and 1%, respectively; partially offset by $6 million lower reclamation and closure costs related to revisions in estimates at the Company’s inactive mines and lower power costs resulting from energy rebates at the Company’s Canadian operations;

•	Depreciation and depletion increased by $92 million, or 15%, primarily due to a full year of operations at Peñasquito;

•	A $9 million increase in exploration costs due to an expansion in drilling programs, principally at Red Lake and Porcupine;

•

The Company’s share of net losses of associates increased by $90 million, primarily due to a $65 million impairment expense recognized in respect of the Company’s investment in Primero and an $18 million, net of tax, impairment expense recognized in respect of certain power assets at Pueblo Viejo;

•

Corporate administration expense increased by $45 million due to a $37 million increase in share-based compensation resulting from issuance of additional stock options, restricted share units and performance share units and the vesting of previously issued stock options, restricted share units and performance share units, as well as an increase in corporate activities due to the Company’s growth and the unfavourable strengthening of the Canadian dollar;

•	A $319 million net gain on securities principally due to the sale of the Company’s equity interest in Osisko in the first quarter of 2011 ($320 million before tax and $279 million net of tax);

•	An impairment expense of $87 million recognized on certain of the Company’s equity and marketable securities;

•

An $82 million net gain on derivatives comprised of a $49 million unrealized gain on the conversion feature of the Company’s convertible notes (“the Company’s Notes”); a $28 million net gain on the exercise/expiry of the Company’s share purchase warrants, a $14 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by a $7 million unrealized loss on investments in warrants and a net loss of $2 million on the contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 (the “Silver Wheaton silver contract”). The $33 million net loss on derivatives in 2010 was comprised of a $66 million net loss on the Silver Wheaton silver contract; a $1 million unrealized loss on the conversion feature of the Company’s Notes and a $1 million loss on the conversion feature of the Primero 1-year Covertible Note (“Primero Convertible Note”); partially offset by a $30 million unrealized gain on the Company’s share purchase warrants outstanding and a $5 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts;

•

A $407 million net gain on dispositions of mining interests during 2010 from the sales of Escobal, an exploration property in Mexico, certain land at Wharf, and the Company’s 21.2% interest in El Limón;

36    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

•

Other income of $38 million in 2011 primarily due to the reversal of withholding tax provisions at certain of the Company’s operations, interest income of $11 million earned on the Primero Convertible Note and 5-year Promissory Note (“Primero 5-year Promissory Note”) and the Company’s higher cash and cash equivalents, insurance recoveries of $5 million, and $3 million of foreign exchange gains. The $44 million other expense recognized in 2010 was comprised primarily of $28 million of corporate transaction costs incurred in respect of the Andean, El Morro and Camino Rojo acquisitions and an increase in withholding taxes;

•

A higher effective tax rate for the year ended December 31, 2011, excluding the impact of foreign exchange on deferred income taxes, compared to the year ended December 31, 2010, primarily due to the gain in 2010 on the disposition of Escobal being subject to a lower effective tax rate and certain 2011 equity investment impairments not being tax effected due to uncertainty on the future ability to utilize the related unrealized capital losses. Additionally, income tax for the year ended December 31, 2011 was impacted by an $89 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $39 million gain for the year ended December 31, 2010.

Adjusted net earnings amounted to $1,786 million, or $2.22 per share (1) , for the year ended December 31, 2011, compared to $1,048 million, or $1.43 per share, for the year ended December 31, 2010. Compared to 2010, adjusted net earnings increased 70% and were significantly impacted by higher revenues resulting from higher gold and silver sales volumes, higher gold and silver realized prices and higher lead and zinc sales revenues resulting from a full year of production at Peñasquito; partially offset by lower copper sales volume and higher operating costs.

Total cash costs (by-product) were $51 per ounce lower at $223 per gold ounce (2), compared to $274 per gold ounce in 2010. The decrease was primarily due to higher by-product copper, silver, lead and zinc sales credits; partially offset by higher production costs and the unfavourable impact of the strengthening of the Canadian dollar and Mexican peso.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 72 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs are a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs.

GOLDCORP    |    37

(in United States dollars, tabular amounts in millions, except where noted)

QUARTERLY FINANCIAL REVIEW

			2011
	Q1	Q2	Q3	Q4	Total
Revenues	$1,216	$1,323	$1,308	$1,515	$5,362
Gold produced (ounces)	637,600	597,100	592,100	687,900	2,514,700
Gold sold (ounces)	627,300	606,400	571,500	685,000	2,490,200
Average realized gold price (per ounce)	$1,394	$1,516	$1,719	$1,663	$1,572
Average London spot gold price (per ounce)	$1,386	$1,506	$1,702	$1,688	$1,572
Earnings from operations and associates	$533	$550	$610	$545	$2,238
Net earnings from continuing operations	$651	$489	$336	$405	$1,881
Net earnings	$651	$489	$336	$405	$1,881
Net earnings attributable to shareholders of Goldcorp	$651	$489	$336	$405	$1,881
Earnings from continuing operations per share (1)
– Basic	$0.82	$0.61	$0.42	$0.50	$2.34
– Diluted	$0.81	$0.52	$0.41	$0.39	$2.18
Net earnings per share (1)
– Basic	$0.82	$0.61	$0.42	$0.50	$2.34
– Diluted	$0.81	$0.52	$0.41	$0.39	$2.18
Cash flows from operating activities of continuing operations	$586	$330	$723	$727	$2,366
Total cash costs – by-product (per gold ounce) (2)	$188	$185	$258	$261	$223
Total cash costs – co-product (per gold ounce) (3)	$504	$553	$551	$529	$534
Dividends paid	$75	$82	$82	$91	$330
Cash and cash equivalents	$1,280	$1,378	$1,476	$1,502	$1,502

(1)	Sum of quarterly earnings per share may not equal the total for the year as each quarterly amount is calculated independently of each other.

(2)

Total cash costs per gold ounce on a by-product basis from continuing operations is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton).

(3)

Commencing January 1, 2011, total cash costs per gold ounce on a co-product basis from continuing operations is calculated by allocating production costs to each co-product (Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 30). The Company has restated prior period comparisons of co-product total cash costs accordingly. Using actual realized sales prices, the co-product total cash costs would be $486, $553, $561, and $533 per gold ounce for the three months ended March 31, June 30, September 30, and December 31, 2011, respectively (year ended December 31, 2011 – $529).

38    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

			2010 (1)
	Q1	Q2	Q3	Q4	Total
Revenues	$718	$815	$885	$1,320	$3,738
Gold produced (ounces)	600,100	588,600	588,600	689,600	2,466,900
Gold sold (ounces) (2)	544,200	577,500	567,500	678,600	2,367,800
Average realized gold price (per ounce)	$1,111	$1,208	$1,239	$1,378	$1,240
Average London spot gold price (per ounce)	$1,109	$1,197	$1,227	$1,367	$1,225
Earnings from operations and associates	$256	$275	$325	$560	$1,416
Net earnings from continuing operations	$232	$524	$305	$351	$1,412
Net earnings (loss) from discontinued operations, net of tax (1)	$15	$(5)	$416	$205	$631
Net earnings	$247	$519	$721	$556	$2,043
Net earnings attributable to shareholders of Goldcorp	$247	$521	$723	$560	$2,051
Earnings from continuing operations per share (2)
– Basic	$0.32	$0.71	$0.41	$0.48	$1.92
– Diluted	$0.27	$0.71	$0.32	$0.47	$1.87
Net earnings per share (2)
– Basic	$0.34	$0.71	$0.98	$0.76	$2.79
– Diluted	$0.29	$0.70	$0.87	$0.75	$2.71
Cash flows from operating activities of continuing operations	$282	$383	$418	$681	$1,764
Total cash costs – by-product (per gold ounce) (3)	$323	$359	$260	$164	$271
Total cash costs – co-product (per gold ounce) (4)	$436	$436	$435	$472	$447
Dividends paid	$33	$33	$33	$55	$154
Cash and cash equivalents	$393	$497	$732	$556	$556
INCLUDING DISCONTINUED OPERATIONS
Revenues (5)	$750	$844	$886	$1,320	$3,800
Gold produced (ounces)	625,000	609,500	596,200	689,600	2,520,300
Total cash costs – by-product (per gold ounce) (6)	$325	$363	$260	$164	$274
Total cash costs – co-product (per gold ounce) (7)	$433	$437	$435	$472	$446

(1)

The Company’s interest in Terrane and San Dimas, which were disposed of on October 20, 2010 and August 6, 2010, respectively, and previously reported as separate operating segments, have been reclassified as discontinued operations. Refer to page 70 for further details on the discontinued operations.

(2)	Sum of quarterly earnings per share may not equal the total for the year as each quarterly amount is calculated independently of each other.

(3)

Total cash costs per gold ounce on a by-product basis from continuing operations is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton).

(4)

Commencing January 1, 2011, total cash costs per gold ounce on a co-product basis from continuing operations is calculated by allocating production costs to each co-product (Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 30). The Company has restated prior period comparisons of co-product total cash costs accordingly.

(5)

Revenues including discontinued operations include revenues of $62 million earned from San Dimas prior to date of disposition on August 6, 2010. Refer to page 70 for further details on the discontinued operations.

(6)

Total cash costs per gold ounce on a by-product basis, including discontinued operations, includes the gold ounces sold at San Dimas to August 6, 2010 and by-product silver sales revenues for San Dimas to August 6, 2010 at $4.04 per silver ounce ($4.02 prior to November 2009) sold to Silver Wheaton.

(7)	Total cash costs per gold ounce on a co-product basis, including discontinued operations, includes the gold ounces sold and silver revenues for San Dimas to August 6, 2010.

GOLDCORP    |    39

(in United States dollars, tabular amounts in millions, except where noted)

Review of Quarterly Financial Results – Three months ended December 31, 2011 compared to the three months ended September 30, 2011

Net earnings attributable to shareholders of Goldcorp for the fourth quarter of 2011 were $405 million, or $0.50 per share, compared to $336 million, or $0.42 per share, in the third quarter of 2011. Compared to the prior quarter, net earnings attributable to shareholders of Goldcorp for the three months ended December 31, 2011 were impacted significantly by the following factors:

•

Revenues increased by $207 million, or 16%, primarily due to a $157 million increase in gold revenues resulting from a 20% increase in gold sales volume, partially offset by a 3%, or $56 per ounce, decrease in the average realized gold price; a $26 million increase in silver revenues resulting from a 40%, or 2.3 million ounces, increase in silver sales volume, partially offset by a 19%, or $6.21 per ounce, decrease in the average realized silver price; a $24 million increase in copper revenues resulting from a 42%, or $1.09 per pound, increase in the average realized copper price; partially offset by a 3% decrease in copper sales volume;

•

Production costs increased by $159 million, or 35%, due to a $64 million increase in reclamation and closure costs related to revisions in estimates at the Company’s inactive mines, an increase of $23 million in YMAD net proceeds payments paid by Alumbrera, higher sales volumes and increased employee costs. The weakening of the Canadian dollar and Mexican peso positively impacted the earnings of the Canadian and Mexican operations by approximately 4% and 7%, respectively;

•	Depreciation and depletion increased by $26 million, or 16%, primarily due to higher production;

•	A loss on securities of $86 million arising from an impairment expense recognized on certain of the Company’s equity and marketable securities;

•

An increase in the Company’s share of net losses of associates of $80 million, primarily resulting from a $65 million impairment expense recognized in respect of the Company’s equity investment in Primero and an $18 million, net of tax, impairment expense recognized in respect of certain power assets at Pueblo Viejo;

•

An $87 million net gain on derivatives comprised of an $82 million unrealized gain on the conversion feature of the Company’s Notes, a $5 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts and a $3 million net gain on the Company’s Silver Wheaton silver contract; partially offset by a $3 million unrealized loss on investments in warrants. A $20 million net loss on derivatives in the third quarter of 2011 comprised of a $33 million unrealized loss on the conversion feature of the Company’s Notes; partially offset by a net gain of $16 million on the Silver Wheaton silver contract, a $4 million net loss on foreign currency, heating oil, copper, lead, zinc and silver contracts and an unrealized gain of $1 million on investments in warrants;

•

Other income of $17 million primarily comprised of the reversal of withholding tax provisions at certain of the Company’s operations, reduced by unfavourable foreign exchange movements of $3 million. The $13 million loss in the prior quarter was due to $17 million of foreign exchange losses primarily arising on value added taxes receivable denominated in Mexican pesos and cash and cash equivalents denominated in Canadian dollars;

•

A lower effective tax rate in the fourth quarter of 2011, excluding the impact of foreign exchange on deferred income taxes, compared to the third quarter of 2011, primarily due to the proportion of earnings in lower tax rate jurisdictions being higher, partially offset by certain fourth quarter equity investment impairments not being tax effected due to uncertainty about the future ability to utilize the related unrealized capital losses. Additionally, income tax for the fourth quarter of 2011 was impacted by a $29 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $96 million loss in the third quarter of 2011.

Adjusted net earnings amounted to $531 million, or $0.66 per share (1), for the three months ended December 31, 2011, compared to $450 million, or $0.56 per share, for the prior quarter of 2011. Compared to the prior quarter, adjusted net earnings were significantly impacted by higher revenues resulting from higher sales volumes; partially offset by lower realized gold and silver prices and higher production costs as a result of increased volumes.

40    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Total cash costs (by-product) marginally increased to $261 per gold ounce (2), in the fourth quarter of 2011, as compared to $258 per gold ounce in the prior quarter. The increase in cash costs per ounce was primarily due to higher production costs as a result of higher employee costs, increased YMAD payments and lower by-product sales credits.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 72 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs are a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs.

GOLDCORP    |    41

(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Years ended December 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from operations and associates	Total cash costs (per gold ounce) (1)
Red Lake	2011	$971	622,000	623,200	$1,554	$636	$360
	2010	$866	703,300	701,000	$1,233	$528	$297
Porcupine	2011	434	273,100	273,100	1,587	132	656
	2010	329	265,900	265,900	1,234	74	595
Musselwhite	2011	381	242,600	241,500	1,574	158	725
	2010	319	258,700	257,200	1,239	112	625
Peñasquito (1)(2)	2011	1,144	254,100	233,400	1,576	376	(847)
	2010	357	168,200	82,000	1,355	109	(863)
Los Filos	2011	522	336,500	334,900	1,553	302	463
	2010	378	306,100	304,200	1,237	187	423
El Sauzal	2011	160	100,500	100,500	1,583	62	524
	2010	189	152,100	152,200	1,234	72	301
Marlin (1)	2011	907	382,400	381,100	1,598	607	(343)
	2010	501	296,100	296,000	1,241	269	(19)
Alumbrera (1)	2011	571	133,500	134,000	1,582	176	(188)
	2010	596	152,000	146,800	1,270	223	(619)
Marigold	2011	163	102,500	103,700	1,573	61	784
	2010	112	91,200	91,200	1,224	30	678
Wharf	2011	109	67,500	64,800	1,578	58	643
	2010	91	73,300	71,300	1,233	35	645
Other (4)	2011	-	-	-	-	(330)	-
	2010	-	-	-	-	(223)	-
Total – continuing operations	2011	5,362	2,514,700	2,490,200	1,572	2,238	223
	2010	3,738	2,466,900	2,367,800	1,242	1,416	271
San Dimas (1)(3)	2011	-	-	-	-	-	-
	2010	62	53,400	46,000	1,154	31	409
Terrane (3)	2011	-	-	-	-	-	-
	2010	-	-	-	-	(16)	-
Total – including discontinued operations	2011	$5,362	2,514,700	2,490,200	$1,572	$2,238	$223
	2010	$3,800	2,520,300	2,413,800	$1,240	$1,431	$274

(1)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product silver sales revenues for San Dimas at $4.04 per silver ounce to August 6, 2010 sold to Silver Wheaton; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton).

(2)	Excludes commissioning sales ounces from Peñasquito prior to September 1, 2010, as revenues from sales were credited against capitalized project costs.

(3)

The Company’s interest in Terrane and San Dimas which were disposed of on October 20, 2010 and August 6, 2010, respectively, and previously reported as separate operating segments have been reclassified as discontinued operations. Refer to page 70 for further details on the discontinued operations.

(4)	Includes corporate activities and Goldcorp’s share of net earnings and losses of associates.

42    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended December 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from operations and associates	Total cash costs (per gold ounce) (1)
Red Lake	2011	$256	154,000	153,000	$1,664	$171	$374
	2010	$254	187,000	184,400	$1,374	$160	$313
Porcupine	2011	126	74,700	74,900	1,668	16	593
	2010	93	67,900	67,900	1,365	25	656
Musselwhite	2011	95	56,800	56,900	1,669	40	753
	2010	105	79,900	76,500	1,372	48	572
Peñasquito (1)(2)	2011	297	82,300	67,900	1,607	82	(447)
	2010	271	53,900	55,200	1,393	83	(1,002)
Los Filos	2011	139	85,200	83,600	1,661	83	503
	2010	117	84,900	84,200	1,381	65	400
El Sauzal	2011	48	27,500	28,400	1,674	19	535
	2010	54	38,500	38,600	1,377	23	303
Marlin (1)	2011	323	130,700	135,000	1,689	227	(337)
	2010	179	92,300	89,400	1,376	111	(224)
Alumbrera (1)	2011	137	23,200	29,100	1,651	14	508
	2010	186	42,200	38,800	1,422	85	(1,002)
Marigold	2011	49	27,800	30,200	1,662	20	799
	2010	36	27,000	26,000	1,372	10	787
Wharf	2011	45	25,700	26,000	1,655	29	523
	2010	25	16,000	17,600	1,372	9	788
Other (4)	2011	-	-	-	-	(156)	-
	2010	-	-	-	-	(59)	-
Total – continuing operations	2011	1,515	687,900	685,000	1,663	545	261
	2010	1,320	689,600	678,600	1,378	560	164
Terrane (3)	2011	-	-	-	-	-	-
	2010	-	-	-	-	(10)	-
Total – including discontinued operations	2011	$1,515	687,900	685,000	$1,663	$545	$261
	2010	$1,320	689,600	678,600	$1,378	$550	$164

(1)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton).

(2)	Operating results exclude commissioning sales ounces from Peñasquito prior to September 1, 2010, as revenues from sales were credited against capitalized project costs.

(3)

The Company’s interest in Terrane, which was disposed of on October 20, 2010 and previously reported as a separate operating segment has been reclassified as discontinued operations. Refer to page 70 for further details on the discontinued operations.

(4)	Includes corporate activities and Goldcorp’s share of net earnings and losses of associates.

GOLDCORP    |    43

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore milled	210,600	201,500	201,200	226,300	839,600	876,600
Average mill head grade (grams/tonne)	28.98	24.57	19.95	22.18	23.94	25.47
Average recovery rate	96%	97%	97%	96%	97%	97%
Gold (ounces)
– Produced	186,100	154,900	127,000	154,000	622,000	703,300
– Sold	182,000	160,800	127,400	153,000	623,200	701,000
Average realized gold price (per ounce)	$1,403	$1,510	$1,694	$1,664	$1,554	$1,233
Total cash costs (per ounce)	$322	$352	$405	$374	$360	$297

Financial Data
Revenues	$256	$243	$216	$256	$971	$866
Depreciation and depletion	$25	$22	$20	$22	$89	$112
Earnings from operations	$167	$158	$140	$171	$636	$528
Expenditures on mining interests	$58	$68	$75	$67	$268	$204

Gold production for 2011 of 622,000 ounces was 12%, or 81,300 ounces, less than in 2010 due to a 4% decrease in milled tonnes and a 6% decrease in the average mill head grade. Lower grades were realized from the High Grade Zone during the third quarter of 2011 as a result of intersecting a lower grade section of the ore body, reducing the overall grade for the year. As planned, development focused on the Footwall Zones to provide flexibility in future mining areas which resulted in fewer tonnes mined from the Sulphide Zones and Campbell Complex during the year.

Cash costs were 21%, or $63 per ounce, higher than in 2010 due to lower gold production ($38 per ounce, or 60%), a stronger Canadian dollar ($17 per ounce, or 27%), and higher operating costs ($8 per ounce, or 13%). The increase in operating costs was attributable to an increase in mining contractors ($10 million) primarily as a result of additional long-hole drilling, offset by energy rebates resulting from the implementation of an energy management plan during 2011 ($5 million).

Gold production for the fourth quarter of 2011 was 21%, or 27,000 ounces, higher than in the third quarter of 2011 due to 12% higher mill throughput at 11% higher grades. Higher grades were realized due to the High Grade Zone performing as expected and tonnage was positively impacted by additional tonnage from long-hole stopes mined during the fourth quarter of 2011.

Cash costs for the fourth quarter of 2011 were 8%, or $31 per ounce, lower than in the prior quarter due to higher gold production ($68 per ounce, or 219%) and a weaker Canadian dollar ($16 per ounce, or 52%), offset by higher operating costs ($53 per ounce, or 171%). The increase in operating costs was attributable to higher contractor costs ($3 million) to support additional long-hole drilling and increased operational development and higher power costs ($2 million) due to colder temperatures.

The continued depth development of the 4199 exploration ramp during 2011 allowed for significant exploration drilling throughout the year. Additionally, exploration and development work continued to advance the Upper Red Lake Complex, the Far East Zone and the Footwall Zones into sustained production as alternate sources of ore and to complement the fill the mills program and to provide flexibility. Evaluation of the potential of bulk long-hole mining, based on recent results from surface drilling, will continue into mid-2012.

Red Lake 2011 proven and probable gold reserves totaled 3.95 million ounces. Drilling of the High Grade Zone has identified the possibility of a fault offset of the zone below the 52 level, approximately 300 metres and 5 years ahead of the current mining horizon. Deep underground drilling conducted several years ago identified high grade ore intercepts at both the 55 and 57 levels that suggest the continuity of the zone. Drilling efforts are currently investigating the extension of these intercepts. During 2012, plans are underway to extend the ramp and increase power and ventilation to allow additional exploration drilling in the deepest portions of the mine.

44    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Hoyle Pond underground (tonnes)	77,600	74,300	79,200	83,600	314,700	327,300
Hoyle Pond underground (grams/tonne)	11.25	13.12	18.36	13.03	13.96	11.24
Dome underground (tonnes)	144,600	120,700	85,300	107,100	457,700	578,500
Dome underground (grams/tonne)	3.18	3.78	4.09	6.19	4.21	3.38
Stockpile (tonnes)	788,000	820,400	845,600	883,500	3,337,500	3,223,600
Stockpile (grams/tonne)	0.90	0.88	0.94	0.84	0.89	1.00
Tonnes of ore milled	1,010,300	1,015,400	1,010,100	1,074,200	4,110,000	4,129,400
Average mill head grade (grams/tonne)	2.02	2.12	2.57	2.32	2.26	2.14
Average recovery rate	91%	91%	93%	91%	91%	92%
Gold (ounces)
– Produced	59,800	62,300	76,300	74,700	273,100	265,900
– Sold	59,200	63,200	75,800	74,900	273,100	265,900
Average realized gold price (per ounce)	$1,392	$1,515	$1,719	$1,668	$1,587	$1,234
Total cash costs (per ounce)	$733	$710	$614	$593	$656	$595

Financial Data
Revenues	$82	$96	$130	$126	$434	$329
Depreciation and depletion	$21	$20	$19	$20	$80	$82
Earnings from operations (1)	$18	$32	$66	$16	$132	$74
Expenditures on mining interests	$22	$22	$24	$24	$92	$88

(1)

Earnings from operations were impacted by a non-cash provision (three months ended December 31, 2011 – $42 million; year ended December 31, 2011 – $33 million) related to the revisions in estimates on the reclamation and closure cost obligations for the Porcupine mine’s closed sites.

Gold production for 2011 was 3%, or 7,200 ounces, more than in 2010 primarily due to 6% higher grades. Porcupine consists of three mining operations, Hoyle Pond, Dome and Stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 24% higher grades primarily due to higher grades in the VAZ zone and 4% lower tonnage due to the increasing depth of the operation as well as lower development rates in the first half of 2011. The Dome underground operation experienced 25% higher than expected grades and 21% lower tonnage due to mine sequencing in the bulk zone and short-term hoisting interruptions in the third quarter of 2011. Material reclaimed from Stockpile provided 11% lower grades, as planned, at similar tonnage to 2010.

Cash costs were 10%, or $61 per ounce, higher than in 2010 due to higher operating costs ($44 per ounce, or 72%), a stronger Canadian dollar ($33 per ounce, or 54%), partially offset by higher gold production ($16 per ounce, or 26%). The increase in operating costs as compared to the prior year was primarily due to higher employee costs ($9 million), increased contractor costs ($5 million), maintenance and consumable costs ($5 million) and increased fuel costs due to higher unit rates and consumption in the surface mining activities ($1 million), partially offset by lower electricity rates and rebates resulting from energy management plans ($8 million).

Gold production for the fourth quarter of 2011 was 2%, or 1,600 ounces, lower than in the third quarter of 2011. The Hoyle Pond underground operation experienced 29% lower grades due to fill sequencing in the high grade VAZ zones, partially offset by 6% higher tonnage from long-hole stopes in alternate lower grade zones. The Dome underground operation experienced 51% higher grades and 26% higher tonnage due to the mining sequence in the bulk zones. The Stockpile reclaim sequence moved into lower grade material as planned, providing 11% lower grades with 4% higher tonnage than in the third quarter of 2011.

Cash costs for the fourth quarter of 2011 were 3%, or $21 per ounce, lower than in the third quarter of 2011 due to a weaker Canadian dollar ($25 per ounce, or 119%) and marginally lower operating costs ($3 per ounce, or 14%), offset by lower gold

GOLDCORP    |    45

(in United States dollars, tabular amounts in millions, except where noted)

production ($7 per ounce, or 33%). The movement in operating costs was attributable to lower employee costs ($3 million), offset by higher maintenance and consumable costs ($2 million) and higher electricity costs ($1 million) resulting from increased tonnage milled.

Exploration during 2011 was focused on current mineralization zones, both laterally and at depth at Hoyle Pond, particularly the high-grade VAZ zones, as well as expansion of the TVZ zone. Results for the VAZ drilling have been very positive. Existing surface drill programs were accelerated in the second half of the year with ten surface drills testing similar mineralization at surface. New near-surface mineralization was identified in the sediments and follow-up drilling occurred to further understand the continuity and geometry of the mineralization.

The Hoyle Pond Deep project is being advanced in order to access both depth extensions of the current ore bodies and newly discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond operation. The key component of construction involves a new 5.5 metre diameter deep winze (shaft) commencing on the 355 metre level and extending to a total depth of 2,200 metres below surface. During 2011, work focused on lateral development underground, finishing major excavation for the hoist rooms and shaft access. Additionally, foundations were laid for the surface hoist and a pilot raise was completed to align the shaft in preparation for the commencement of shaft sinking planned for the first half of 2012. Expenditures for 2011 totalled $35 million ($8 million for the fourth quarter of 2011).

The Hollinger open pit project is an open pit mine focused on mining the surface extensions of the historical Hollinger underground mine, near the Porcupine complex in Timmins. The $75 million construction phase for the project has begun and will continue for a period of 12 - 18 months, with initial focus on equipment procurement, installation of the dewatering system, site clearing, and development of the 5 kilometre haulage road between the Hollinger site and the Dome mill. The mine is expected to begin production in the third quarter of 2012.

Porcupine mines contained 4.06 million ounces of proven and probable gold reserves at December 31, 2011 (up 23% compared to December 31, 2010). Exploration success during the year combined with a higher gold price assumption resulted in the increase in reserves that more than replaced reserves mined in the year with the addition of 0.77 million ounces. More than half of the ounces added were from existing extensions at the Hoyle Pond underground operation.

46    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore milled	350,200	334,600	301,200	341,300	1,327,300	1,446,800
Average mill head grade (grams/tonne)	6.22	5.73	6.25	5.47	5.91	5.78
Average recovery rate	96%	96%	96%	96%	96%	96%
Gold (ounces)
– Produced	67,300	58,800	59,700	56,800	242,600	258,700
– Sold	68,800	57,900	57,900	56,900	241,500	257,200
Average realized gold price (per ounce)	$1,392	$1,513	$1,757	$1,669	$1,574	$1,239
Total cash costs (per ounce)	$621	$767	$778	$753	$725	$625

Financial Data
Revenues	$96	$88	$102	$95	$381	$319
Depreciation and depletion	$10	$8	$9	$9	$36	$36
Earnings from operations	$40	$32	$46	$40	$158	$112
Expenditures on mining interests	$18	$16	$12	$21	$67	$78

Gold production for 2011 was 6%, or 16,100 ounces, less than in 2010 due to 8% lower throughput, partially offset by 2% higher grades. Lower throughput for the year was primarily attributable to forest fires in July when, due to their proximity to the mine site and camp, the majority of Musselwhite’s 380 employees were evacuated for 20 days. The increased grades were due to mining of higher grade material in the PQ Deeps zone.

Cash costs were 16%, or $100 per ounce, higher than in 2010 due to decreased gold production ($41 per ounce, or 41%), a stronger Canadian dollar ($35 per ounce, or 35%) and higher operating costs ($24 per ounce, or 24%). The increase in operating costs for the year was primarily attributable to reaching the threshold for additional royalty payments ($5 million), increased employee costs ($4 million) due to increased manpower and higher wages, higher diesel fuel costs ($3 million), partially offset by lower power costs upon implementation of the energy management plan ($5 million) and reduced underground operational development costs ($3 million).

Exploration drilling in 2011 continued to focus on the underground extension of both the Lynx Zone discovery and PQ Deeps resources. The Lynx resource has been extended 300 metres north and 100 metres south of the 2010 resource boundary, with mineralization open along strike and up and down dip. Underground drilling in the PQ Deeps has extended the resource 200 metres north of the 2010 resource boundary and remains open along strike. Surface drilling on the north shore of Opapamiskin Lake continues to investigate the projection of the Lynx Zone.

Exploration in the first quarter of 2012 will see the existing surface rigs continue to target the northern extensions of mineralization, while two additional rigs will drill from the frozen Lake Opapimiskan focusing on the up dip projection of the Lynx Zone above the existing resource.

Gold production at Musselwhite for the fourth quarter of 2011 was 5%, or 2,900 ounces, less than in the third quarter of 2011 due to a decrease in grades of 12%, partially offset by a 13% increase in mill throughput. Grades were lower in the fourth quarter due to lower grade stopes mined in PQ Deeps and increased dilution of the ore. Higher tonnage was processed in the fourth quarter of 2011 compared to the prior quarter with the mill being offline for much of July as a result of the forest fires in the area.

Cash costs for the fourth quarter of 2011 were 3%, or $25 per ounce, lower than in the prior quarter due a weaker Canadian dollar ($31 per ounce, or 124%) and lower operating costs ($7 per ounce, or 28%), partially offset by lower gold production ($13 per ounce, or 52%). The lower operating costs were primarily due to lower surface infrastructure maintenance costs ($1 million) and lower underground operational development costs ($1 million), partially offset by higher power costs ($2 million) due to colder temperatures.

GOLDCORP    |    47

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine contained 2.28 million ounces of proven and probable gold reserves at December 31, 2011 (up 8% compared to December 31, 2010) due to exploration success in the Lynx and PQ Deeps and a decrease in cut-off grade associated with a higher gold price assumption. Increased reserves were partially offset by revisions to reserves in the PQ Deeps. Resources declined by 44,000 ounces year over year. The decline in resources is attributable to the conversion of resources into reserves in the Lynx Zone.

48    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore mined	13,859,300	8,973,800	8,690,400	12,034,400	43,557,900	31,392,100
Tonnes of waste removed	31,048,200	30,490,200	26,074,600	24,223,400	111,836,400	152,272,100
Ratio of waste to ore	2.2	3.4	3.0	2.0	2.6	4.9
Average head grade
Gold (grams/tonne)	0.31	0.35	0.36	0.44	0.37	0.27
Silver (grams/tonne)	23.51	27.11	25.27	28.68	26.20	27.57
Lead	0.32%	0.38%	0.33%	0.35%	0.34%	0.38%
Zinc	0.53%	0.64%	0.63%	0.76%	0.64%	0.63%
Sulphide Ore
Tonnes of ore milled	7,937,200	7,360,600	7,084,500	8,617,000	30,999,200	20,637,600
Average recovery rate (1)
Gold	56%	59%	58%	66%	61%	48%
Silver	70%	73%	73%	77%	74%	58%
Lead	69%	68%	68%	74%	70%	60%
Zinc	71%	75%	76%	79%	76%	65%
Concentrates Produced – Payable Metal Produced
Lead Concentrate (DMT)	30,800	33,400	28,500	39,800	132,500	79,800
Zinc Concentrate (DMT)	50,500	61,500	57,100	89,200	258,300	143,700
Gold (ounces)	40,600	43,100	42,800	71,800	198,300	89,800
Silver (ounces)	3,765,400	4,123,500	3,779,600	5,486,000	17,154,500	10,946,400
Lead (thousands of pounds)	36,500	38,500	33,600	46,100	154,700	97,400
Zinc (thousands of pounds)	55,600	66,500	66,400	97,900	286,400	154,500
Oxide Ore
Tonnes of ore processed	3,955,500	3,050,700	2,161,400	1,959,400	11,126,000	10,540,200
Produced
Gold (ounces)	17,000	15,300	13,000	10,500	55,800	78,400
Silver (ounces)	609,000	478,800	423,600	379,600	1,891,000	3,006,200
Sulphide and Oxide Ores – Payable Metal Produced
Gold (ounces)	57,600	58,400	55,800	82,300	254,100	168,200
Silver (ounces)	4,374,400	4,602,300	4,203,200	5,865,600	19,045,500	13,952,600
Lead (thousands of pounds)	36,500	38,500	33,600	46,100	154,700	97,400
Zinc (thousands of pounds)	55,600	66,500	66,400	97,900	286,400	154,500
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	50,900	64,400	50,200	67,900	233,400	165,300
Silver (ounces)	4,075,200	4,894,500	3,819,800	5,103,000	17,892,500	13,860,500
Lead (thousands of pounds)	31,400	41,200	29,200	40,200	142,000	94,500
Zinc (thousands of pounds)	59,500	60,300	67,400	78,500	265,700	143,900
Average realized prices
Gold (per ounce)	$1,403	$1,530	$1,769	$1,607	$1,576	$1,355
Silver (per ounce) (2)	$27.11	$28.03	$30.64	$23.26	$27.02	$21.69
Lead (per pound)	$1.21	$1.15	$1.00	$0.89	$1.06	$1.11
Zinc (per pound)	$1.07	$1.03	$0.93	$0.84	$0.96	$1.08
Total Cash Costs (per ounce of gold) (3)	$(1,488)	$(801)	$(796)	$(447)	$(847)	$(863)

Financial Data and Key Performance Indicators
Revenues (2)	$259	$317	$271	$297	$1,144	$357
Depreciation and depletion	$40	$46	$38	$46	$170	$63
Earnings from operations (2)	$106	$102	$86	$82	$376	$109
Expenditures on mining interests	$18	$20	$51	$81	$170	$197
Sales revenues credited to mining interests, net of treatment and refining charges on concentrate sales (2)	$-	$-	$-	$-	$-	$326
Mining cost per tonne	$1.32	$1.52	$1.55	$1.89	$1.56	$1.12
Milling cost per tonne	$7.08	$8.89	$8.96	$8.47	$8.32	$7.09
General and administration cost per tonne milled	$1.42	$1.87	$1.98	$2.39	$1.92	$2.48
Off-site cost per tonne sold (lead) (4)	$494	$541	$616	$622	$569	$449
Off-site cost per tonne sold (zinc) (4)	$377	$350	$355	$342	$355	$385

(1)

Gold and silver metallurgical recoveries reflect global recoveries to both lead and zinc concentrates. Precious metal recoveries reporting to zinc concentrates in the fourth quarter were approximately 7% and 9% for gold and silver, respectively.

GOLDCORP    |    49

(in United States dollars, tabular amounts in millions, except where noted)

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $3.90 per ounce. The remaining 75% of silver ounces are sold at market rates.

(3)

The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for 2011 would be $789 per ounce of gold, $10.51 per ounce of silver, $0.89 per pound of lead and $0.79 per pound of zinc, respectively. Commencing January 2011, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 30). The budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $3.90 per ounce with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co-product average total cash costs would be $739 per ounce of gold, $13.06 per ounce of silver, $0.85 per pound of lead, and $0.68 per pound of zinc for 2011.

(4)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

Gold production for 2011 of 254,100 ounces was 51%, or 85,900 ounces, higher than in 2010 due to the continued ramp up of the sulphide mill throughput rates combined with higher sulphide ore grades and metallurgical recoveries, partially offset by lower oxide gold production. Higher ore grades and metallurgical recoveries were achieved due to the continued advancement of mining operations into the heart of the sulphide zone.

Cash costs for 2011 were 2%, or $16 per ounce, higher than in 2010 due to higher operating costs ($1,189 per ounce) and a stronger Mexican peso ($25 per ounce), partially offset by increased by-product credits ($450 per ounce) and higher gold production ($748 per ounce). The Mexican peso strengthened in 2011 when compared to the four months of 2010 in which Peñasquito was in operation. Higher operating costs resulted primarily from increased labour costs, higher fuel prices and consumption rates, higher electricity prices, higher maintenance contract rates and higher off-site costs.

Gold production for the fourth quarter of 2011 was 47%, or 26,500 ounces, more than in the third quarter of 2011 due to 22% higher sulphide mill throughput, 22% higher gold ore grades and 14% higher metallurgical recoveries. Improved ore grades resulted from mining activities being focused on the higher grade ore in the lower benches of the pit during the fourth quarter of 2011.

Cash costs for the fourth quarter of 2011 were 44%, or $349 per ounce, higher than in the prior quarter due to lower by-product credits ($819 per ounce) and higher operating costs ($585 per ounce), partially offset by higher gold production ($891 per ounce) and a weaker Mexican peso ($164 per ounce). Higher operating costs compared to the prior quarter resulted primarily from increased employee costs.

Peñasquito continued to ramp up production achieving sulphide plant throughput of 93,700 tonnes per day in the fourth quarter with the month of December averaging 107,000 tonnes per day. Key projects including the HPGR supplemental feed system and the increase in height of the tailings dam were completed in the beginning of 2012 and remain on track to achieve the target plant design throughput of 130,000 tonnes per day for the end of the first quarter of 2012.

Construction of the Waste Rock Overland Conveyor system, previously referred to as the In-Pit Crushing and Conveyor (“IPCC”) system, is proceeding according to schedule towards commissioning of the sizer and overland conveyor in the second half of 2012. The waste rock overland conveying system, including the waste stacker, is expected to achieve full production rates in the first quarter of 2013.

On November 1, 2011, Peñasquito commenced receiving electricity from a subsidiary of InterGen in accordance with an interim power supply agreement which resulted in the delivery of approximately 50 megawatt (“MW”) capacity (approximately one third of current demand) to Peñasquito at discounted prices.

A further cost reduction will be realized when the 200MW gas-fired, combined-cycle San Luis de la Paz power plant comes online. Approximately 90% of the plant’s capacity will be committed to Peñasquito and other Goldcorp Mexican operations. Work is progressing towards obtaining regulatory and environmental approvals and construction is now expected to begin in the second half of 2012 with completion by the end of 2014.

Exploration activities in 2011 focused on the definition of the geophysical anomalies and extension of the deep mantos deposits. The RAB drilling identified three anomalies, the most important is located northeast of the Peñasco diatreme, confirming the northeast trend of mineralization. During 2011, eight diamond drill holes were completed for a total of 8,680 metres and 59 RAB holes were completed for a total of 2,496 metres.

50    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito’s open pit operations contained 16.54 million ounces of proven and probable gold reserves at December 31, 2011 (down 11% compared to December 31, 2010) principally due to depletion (540,000 ounces) and increased operating costs which resulted in a downgrade of marginal (low profit) reserves into resources.

GOLDCORP    |    51

(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore mined	6,016,300	6,492,300	6,639,200	7,124,100	26,271,800	27,499,700
Tonnes of waste removed	9,468,100	7,893,100	12,327,500	9,974,600	39,663,300	31,644,900
Ratio of waste to ore	1.6	1.2	1.9	1.4	1.5	1.2
Tonnes of ore processed	6,034,000	6,619,700	6,684,100	7,228,000	26,565,800	28,055,300
Average grade processed (grams/tonne)	0.75	0.71	0.74	0.75	0.74	0.67
Average recovery rate (1)	46%	47%	47%	47%	47%	44%
Gold (ounces)
– Produced	94,600	83,500	73,200	85,200	336,500	306,100
– Sold	94,100	82,900	74,300	83,600	334,900	304,200
Average realized gold price (per ounce)	$1,382	$1,514	$1,691	$1,661	$1,553	$1,237
Total cash costs (per ounce)	$427	$438	$490	$503	$463	$423

Financial Data
Revenues	$130	$126	$127	$139	$522	$378
Depreciation and depletion	$14	$18	$13	$13	$58	$50
Earnings from operations	$75	$67	$77	$83	$302	$187
Expenditures on mining interests	$19	$13	$29	$13	$74	$48

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

During 2011, Los Filos achieved record production of 336,500 ounces. Gold production for 2011 was 10%, or 30,400 ounces, more than in 2010 due to the combined effects of 10% higher grades processed, 13% higher solution throughput and 7% higher recovery. The increase in grades and recovery was primarily attributable to a 60%, or 1,410,100 tonnes, increase in higher grade ore from the underground and higher grade ore from the Los Filos pit processed through the crushing and agglomeration plant. The 13% increase in solution throughput was a result of the carbon plant capacity expansion completed during the second quarter of 2011.

Cash costs for 2011 were 9%, or $40 per ounce, higher than in 2010 due to higher operating costs ($98 per ounce, or 247%), offset by an increase in gold production ($41 per ounce, or 104%) and a weaker Mexican peso ($17 per ounce, or 43%). The increase in operating costs was mainly attributable to higher employee costs ($13 million), maintenance spare parts ($7 million), consumables ($5 million), mine equipment rentals ($4 million), diesel consumption ($4 million) and explosives ($3 million), partially offset by a decrease in contractors ($4 million).

Gold production for the fourth quarter of 2011 was 16%, or 12,000 ounces, higher than in the third quarter of 2011 due to an 8% increase in tonnage processed, 7% higher solution throughput and 1% higher grades as well as improved pregnant solution gold contents as the wet season ended.

Cash costs for the fourth quarter of 2011 were 3%, or $13 per ounce, higher than in the third quarter of 2011 due to higher operating costs ($86 per ounce), partially offset by an increase in gold production ($55 per ounce) and a weaker Mexican peso ($18 per ounce). The increase in operating costs was primarily attributable to higher employee costs ($2 million) and other costs ($4 million), including maintenance spare parts, consumables, mine equipment rentals and contractor costs.

The construction of further phases of the Los Filos heap leach pad facility started during the fourth quarter of 2011 and is expected to be completed late in the second quarter of 2012.

The Los Filos mine contained 7.75 million ounces in proven and probable gold reserves at December 31, 2011 (up 42% compared to December 31, 2010). The 2011 exploration program ended successfully with an additional 2.39 million ounces in gold reserves confirming the extension of Los Filos pit towards the 4P south area, and El Bermejal pit towards the north. Both pit extensions provide a significant addition of mineral reserves to the Los Filos property.

52    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore mined	520,100	550,500	555,300	483,400	2,109,200	2,540,900
Tonnes of waste removed	1,498,200	1,007,100	1,017,900	981,500	4,504,600	4,334,000
Ratio of waste to ore	2.9	1.8	1.8	2.0	2.1	1.7
Tonnes of ore milled	525,800	517,400	526,400	506,300	2,075,900	2,050,300
Average grade processed (grams/tonne)	1.53	1.43	1.63	1.80	1.60	2.45
Average recovery rate	95%	94%	95%	94%	94%	94%
Gold (ounces)
– Produced	24,500	22,400	26,100	27,500	100,500	152,100
– Sold	24,500	22,100	25,500	28,400	100,500	152,200
Average realized gold price (per ounce)	$1,391	$1,519	$1,721	$1,674	$1,583	$1,234
Total cash costs (per ounce)	$499	$593	$475	$535	$524	$301

Financial Data
Revenues	$34	$34	$44	$48	$160	$189
Depreciation and depletion	$6	$13	$11	$13	$43	$66
Earnings from operations	$15	$7	$21	$19	$62	$72
Expenditures on mining interests	$4	$3	$2	$2	$11	$8

Gold production in 2011 was 34%, or 51,600 ounces, lower than in 2010 mainly due to 17% lower tonnage mined and 35% lower grades consistent with the mine plan.

Cash costs were 74%, or $223 per ounce, higher than in 2010 due to lower gold production ($166 per ounce, or 75%) and higher operating costs ($80 per ounce, or 36%), partially offset by the favourable impact of a weaker Mexican peso ($23 per ounce, or 11%). The increase in operating costs was primarily attributable to higher employee costs ($3 million), increased contractor costs ($3 million) and higher maintenance and power costs ($2 million), partially offset by lower site costs and insurance ($2 million).

Gold production for the fourth quarter of 2011 was 5%, or 1,400 ounces, more than in the third quarter of 2011, primarily due to 10% higher grades, consistent with the mine plan.

Cash costs for the fourth quarter of 2011 were 13%, or $60 per ounce, higher than in the third quarter of 2011 due to higher operating costs ($132 per ounce, or 222%), partially offset by higher gold production ($49 per ounce, or 82%) and a weaker Mexican peso ($23 per ounce, or 40%). The increase in operating costs was due mainly to higher employee costs, consumables and maintenance.

The environmental permit for the Trini Pit second stage stripping was received in the third quarter of 2011. El Sauzal’s life of mine has been extended by an additional three years to 2015 as the second stage of the Trini Pit is anticipated to yield in excess of 200,000 gold ounces. Exploration drilling continues to identify areas with potential for reserve addition. These areas are limited to targets adjacent to the existing pits.

El Sauzal contained 0.26 million ounces of proven and probable gold reserves at December 31, 2011 (down 4% compared to December 31, 2010) due to depletion (88,000 ounces) largely offset by improved operational costs and increased metal prices.

GOLDCORP    |    53

(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore milled	373,200	371,200	415,900	525,300	1,685,600	1,599,700
Average mill head grade (grams/tonne)
– Gold	6.91	6.66	7.62	7.96	7.36	5.94
– Silver	166	170	188	186	179	141
Average recovery rate
– Gold	96%	96%	96%	95%	96%	96%
– Silver	91%	91%	92%	89%	91%	87%
Produced (ounces)
– Gold	77,800	78,900	95,000	130,700	382,400	296,100
– Silver	1,769,000	1,896,400	2,291,100	2,822,600	8,779,100	6,259,200
Sold (ounces)
– Gold	77,900	79,600	88,600	135,000	381,100	296,000
– Silver	1,835,800	1,860,600	2,002,000	3,050,400	8,748,800	6,216,600
Average realized price (per ounce)
– Gold	$1,392	$1,509	$1,719	$1,689	$1,598	$1,241
– Silver	$32.91	$37.54	$36.02	$31.33	$34.06	$21.41
Total cash costs (per ounce) (1)	$(324)	$(368)	$(347)	$(337)	$(343)	$(19)

Financial Data
Revenues	$169	$190	$225	$323	$907	$501
Depreciation and depletion	$26	$27	$31	$45	$129	$101
Earnings from operations	$107	$122	$151	$227	$607	$269
Expenditures on mining interests	$19	$26	$27	$33	$105	$73

(1)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for 2011 would be $323 per ounce of gold and $5.02 per ounce of silver (2010 – $319 and $5.35, respectively). Commencing January 2011, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 30). Using actual realized sales prices, the co-product total cash costs would be $297 per ounce of gold and $6.14 per ounce of silver for 2011.

Gold and silver production for 2011 was 29%, or 86,300 ounces, and 40%, or 2,519,900 ounces, respectively, higher than in 2010. In comparison to 2010, tonnes milled were 27% higher due to the increase in plant throughput to optimize production in conjunction with the completion of the filter plant. In 2011, head grades for gold and silver were 24% and 27% higher, respectively, compared to 2010. The higher grades were consistent with the mine plan that included the completion of the Marlin open pit at the end of the year. Gold recovery rates were consistent with 2010, with 5% higher silver recovery. The higher recovery for silver was primarily due to the higher average mill head grades. The filter plant was completed and entered commissioning by year end. Production in 2012 will decline consistent with the planned transition to an exclusively underground operation as mining in the primary open pit is now complete. Stockpiled material with an average grade of approximately 1.1 grams per tonne is expected to make up approximately 40% of the mill feed at Marlin in 2012.

Cash costs for 2011 were $324 per ounce lower than in 2010 due to higher silver by-product sales credits ($332 per ounce, or 102%) and higher gold production ($96 per ounce, or 30%), partially offset by higher operating costs ($104 per ounce, or 32%). The increase in operating costs was due to an increase in consumables ($8 million) for the water treatment plant, royalties and community related expenses ($11 million), employee costs ($2 million), and power due to increased tonnage processed and higher unit prices ($2 million).

54    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

With record production for both gold and silver in the fourth quarter of 2011, gold and silver production was 38%, or 35,700 ounces, and 23%, or 531,500 ounces, higher, respectively, than in the third quarter of 2011. The increase in production was due to an increase of 11%, or 46,300 tonnes, milled and 4% higher gold head grade, partially offset by slightly lower recoveries.

Cash costs for the fourth quarter of 2011 were $10 per ounce higher than in the prior quarter due to lower silver by-product sales credits ($106 per ounce) and higher operating costs ($64 per ounce), partially offset by higher gold production ($160 per ounce). The increase in operating costs was primarily attributable to higher royalties and community related expenses ($2 million), higher consumables costs ($2 million) and increased employee costs and contractors ($2 million).

Proven and probable gold reserves at Marlin at December 31, 2011 are 1.25 million ounces (down 18% compared to December 31, 2010) due to reserve depletion in the open pit and the new operational focus on underground mining.

On December 7, 2011, the Inter-American Commission on Human Rights (“IACHR”), notified the Government of Guatemala of its decision to modify the precautionary measures. As modified, the precautionary measures no longer seek to have the Government suspend operations at the Marlin Mine. In 2010, the IACHR, an independent body of the Organization of American States, issued precautionary measures calling on the Government of Guatemala to take action, including suspension of mining activity at Marlin, to protect 18 Mayan communities against alleged environmental and public health concerns related to the mine’s operation. Following the completion of the administrative process mandated by Guatemala’s Mining Law, the Ministry of Energy and Mines on July 8, 2011, issued a resolution declaring that based on the information presented by the agencies of government, the petitioner, the local communities, and Montana Exploradora de Guatemala S.A. de C.V. (“Montana”), a wholly owned subsidiary of Goldcorp and the operator of Marlin, there is no cause for the suspension of operations at Marlin and that Montana has been carrying out mining operations in accordance with the mining law of Guatemala. On July 11, 2011, the Government of Guatemala petitioned the IACHR to declare the precautionary measures without further effect because the government has complied with the measures and because the investigations conducted by the government demonstrate that Marlin has not damaged the environment or health of the communities in the vicinity of the mine. The relevant documents prepared by the Government of Guatemala are available on the web at: http://www.mem.gob.gt/Portal/home.aspx and http://copredeh.gob.gt/index.php?showPage=972.

GOLDCORP    |    55

(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore mined	990,200	2,000,400	2,320,900	3,023,700	8,335,300	9,383,600
Tonnes of waste removed	4,936,500	4,805,800	4,954,900	4,878,400	19,575,600	22,172,600
Ratio of waste to ore	5.0	2.4	2.1	1.6	2.30	2.4
Tonnes of ore milled	3,396,000	3,682,000	3,718,900	3,528,500	14,325,400	14,035,400
Average mill head grade
– Gold (grams/tonne)	0.45	0.47	0.44	0.30	0.42	0.46
– Copper	0.39%	0.45%	0.44%	0.30%	0.40%	0.46%
Average recovery rate
– Gold	69%	68%	72%	69%	69%	71%
– Copper	73%	77%	80%	79%	77%	83%
Produced
– Gold (ounces)	34,100	38,000	38,200	23,200	133,500	152,000
– Copper (thousands of pounds)	21,400	28,000	28,600	18,500	96,500	116,000
Sold
– Gold (ounces)	34,200	37,100	33,600	29,100	134,000	146,800
– Copper (thousands of pounds)	21,400	26,400	23,700	23,000	94,500	111,100
Average realized price
– Gold (per ounce)	$1,383	$1,540	$1,773	$1,651	$1,582	$1,270
– Copper (per pound)	$4.27	$4.15	$2.61	$3.70	$3.68	$3.71
Total cash costs (per gold ounce) (1)	$(232)	$(821)	$(45)	$508	$(188)	$(619)

Financial Data
Revenues	$139	$169	$126	$137	$571	$596
Depreciation and depletion	$15	$17	$15	$13	$60	$65
Earnings from operations	$45	$71	$46	$14	$176	$223
Expenditures for mining interests	$-	$1	$12	$14	$27	$16

(1)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for 2011 would be $842 per ounce of gold and $2.34 per pound of copper (2010 – $671 and $1.99, respectively). Commencing January 2011, operating costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 30). Using actual realized sales prices, the co-product total cash costs for 2011 would be $905 per ounce of gold and $2.25 per pound for copper.

Goldcorp’s share of Alumbrera’s gold and copper production in 2011 was 12%, or 18,500 ounces, and 17%, or 19.5 million pounds, lower than in 2010, respectively. The decrease in gold and copper production was primarily attributable to 9% and 13% lower head grades and 3% and 8% lower recoveries, respectively, partially offset by 2% higher tonnes milled. The reduction in grades and recoveries resulted primarily from the transition of mining activity from Phase 9 to the lower grade Phase 10 areas of the pit and the processing of additional oxidized ore from low grade stockpiles in 2011 due to restricted ore access arising from geotechnical instability in the pit. Despite the lower tonnage mined and the higher gypsum content experienced in 2011 (7% higher than in 2010), tonnes milled were 2% higher than in 2010 as a result of improvements in the grinding and pebbles circuit which provided higher throughput.

Cash costs were 70%, or $431 per ounce, higher than in 2010 due to higher operating costs ($210 per ounce, or 49%), higher YMAD net proceeds payments and royalties ($104 per ounce, or 24%), higher export tax ($58 per ounce, or 13%) and lower gold production ($121 per ounce, or 28%), partially offset by higher by-product sales credits ($62 per ounce, or 14%). The increase in operating costs was primarily due to higher employee costs ($8 million), fuel ($5 million), power ($5 million), consumables and explosives ($5 million) and contractors ($3 million).

Goldcorp’s share of Alumbrera’s gold and copper production for the fourth quarter of 2011 was 39%, or 15,000 ounces, and 35%, or 10.1 million pounds, less than in the third quarter of 2011, respectively. In comparison to the prior quarter, Alumbrera experienced 32% lower head grades in both gold and copper, lower recoveries of 4% and 1%, respectively, and 5% lower ore milled. The lower head grades were due to processing more fresh ore material from Phase 10 West.

Cash costs for the fourth quarter of 2011 were $553 per ounce higher than in the third quarter of 2011 due to higher operating costs ($895 per ounce, or 162%), higher YMAD net proceeds payments and royalties ($610 per ounce, or 110%), higher export tax ($207 per ounce, or 37%) and lower gold production ($265 per ounce, or 48%), partially offset by higher by-product sales credits

56    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

($1,424 per ounce, or 258%). The increase in operating costs was primarily attributable to higher costs for maintenance ($2 million), contractors ($1 million), employee costs ($1 million) and consumables ($1 million), partially offset by lower costs for power ($2 million).

The provisional pricing impact of higher realized copper prices during the fourth quarter of 2011 was $3 million, or $111 per ounce, of which $6 million, or $192 per ounce, related to copper sales in the third quarter of 2011 that settled in the fourth quarter of 2011.

Goldcorp’s share of proven and probable gold reserves at Alumbrera at December 31, 2011 was 1.13 million ounces (down 15% compared to December 31, 2010) due to depletion from mining. No exploration is carried out at Alumbrera.

GOLDCORP    |    57

(in United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 66.7%)

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore mined	2,033,200	2,165,400	2,451,800	1,946,000	8,596,400	6,162,600
Tonnes of waste removed	6,490,700	6,444,400	5,488,100	6,963,200	25,386,400	29,063,300
Ratio of waste to ore	3.2	3.0	2.2	3.6	3.0	4.7
Tonnes of ore processed	2,033,200	2,165,400	2,451,800	1,946,000	8,596,400	6,162,600
Average grade processed (grams/tonne)	0.54	0.56	0.64	0.58	0.58	0.61
Average recovery rate	73%	73%	73%	73%	73%	73%
Gold (ounces)
– Produced	22,500	26,600	25,600	27,800	102,500	91,200
– Sold	22,600	25,500	25,400	30,200	103,700	91,200
Average realized gold price (per ounce)	$1,400	$1,517	$1,678	$1,662	$1,573	$1,224
Total cash costs (per ounce)	$785	$764	$788	$799	$784	$678
Financial Data
Revenues	$32	$39	$43	$49	$163	$112
Depreciation and depletion	$4	$5	$5	$5	$19	$17
Earnings from operations	$9	$14	$18	$20	$61	$30
Expenditures for mining interests	$4	$4	$7	$10	$25	$20

Goldcorp’s share of Marigold’s gold production for 2011 was 12%, or 11,300 ounces, higher than in 2010 as a result of a 39% increase in tonnage placed at 5% lower grades compared to 2010. Tonnage increased as mining transitioned from stripping the Basalt Phase 7 pit into the ore body during the year. Recoverable ounces mined and stacked on the heap leach pad during 2011 exceeded those mined in 2010 by 33%, or 29,100 ounces, resulting in higher production. Focus of the stripping campaign transitioned from Basalt Phase 7 pit to the higher strip ratio Target II pit from which ore will be predominately sourced during 2012.

Cash costs for 2011 were 16%, or $106 per ounce, higher than in 2010 due to higher operating costs ($188 per ounce, or 177%), partially offset by higher gold production ($82 per ounce, or 77%) as a result of 33% additional ounces stacked on the heap leach pad. The increase in operating costs is primarily attributable to higher fuel costs due to longer hauls and increased fuel prices ($7 million), increased production taxes and royalties due to higher production and gold prices ($7 million) and higher employee costs ($6 million).

Gold production for the fourth quarter of 2011 was 8%, or 2,200 ounces, more than in the third quarter of 2011 due to the placement of Basalt Phase 7 ore on the Cell 16 leach pad, which offset the 21% decrease in ore tonnes mined at 9% lower grades. The Cell 16 leach pad was completed and commissioned in mid-September, allowing ore to be placed close to the liner, reducing leach recovery time. Tonnage was lower compared to the prior quarter as focus shifted to stripping in the Target II pit where waste rock removed was 27% more than in the third quarter of 2011 due to reduced cycle times attributable to the commencement of construction on the Trout Creek diversion dam. As planned, grades were lower in the fourth quarter of 2011 as mining activities shifted from the Basalt Phase 7 pit to the top of the Target II pit.

Cash costs for the fourth quarter of 2011 were 1%, or $11 per ounce, higher than in the third quarter of 2011 due to higher operating costs ($136 per ounce), partially offset by higher gold production ($125 per ounce). The increase in operating costs was attributable to higher production taxes and royalties ($3 million) and timing of maintenance activities ($1 million).

Marigold contained 2.32 million ounces (Goldcorp share) of proven and probable gold reserves at December 31, 2011 (up 50% compared to December 31, 2010). Exploration activity for 2011 focused on development drilling in the Target II, Target III and the Red Dot deposits where positive results added 0.50 million ounces to the reserve after 2011 mine depletion of 0.22 million ounces. The increase in the reserve is largely attributable to the conversion of resources to reserves in Red Dot deposit and extends mine life by an additional five years. Another 0.49 million ounces increase is related to a decrease in cut-off grade associated with a higher gold price assumption.

58    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States

Operating Data	Q1	Q2	Q3	Q4	Total 2011	Total 2010
Tonnes of ore mined	606,000	611,100	1,124,400	727,300	3,068,800	3,280,200
Tonnes of ore processed	574,300	729,100	897,600	689,500	2,890,500	3,103,300
Average grade processed (grams/tonne)	0.65	0.86	1.03	0.97	0.90	0.71
Average recovery rate	77%	77%	75%	75%	76%	76%
Gold (ounces)
– Produced	13,300	13,300	15,200	25,700	67,500	73,300
– Sold	13,100	12,900	12,800	26,000	64,800	71,300
Average realized gold price (per ounce)	$1,379	$1,505	$1,699	$1,655	$1,578	$1,233
Total cash costs (per ounce)	$898	$655	$614	$523	$643	$645

Financial Data
Revenues	$19	$21	$24	$45	$109	$91
Depreciation and depletion	$1	$1	$-	$1	$3	$6
Earnings from operations	$5	$11	$13	$29	$58	$35
Expenditures for mining interests	$1	$2	$2	$11	$16	$5

Gold production for 2011 was 8%, or 5,800 ounces, less than in 2010. In comparison to 2010, the combination of 7% lower tonnage processed and the drawdown of heap leach inventory in the prior year, more than offset the 27% increase in head grade of ounces stacked to the pad. Tonnage processed was lower in 2011 due to the sequencing of leach pad unloading, resulting in a temporary drop in production capacity as resources were diverted away from mining to remove spent ore from the pads. Additionally, during 2010, implementation of operational improvements resulted in production of approximately 14,000 ounces of gold recovered from pads previously thought to be fully spent. Higher head grades experienced in 2011 was as expected in the mine plan.

Cash costs for 2011 were $2 per ounce lower than in 2010 due to lower operating costs ($71 per ounce), offset by lower gold production ($69 per ounce). Lower operating costs in 2011 were primarily attributable to lower heap leach pad unloading costs incurred during the year.

Gold production for the fourth quarter of 2011 was 69%, or 10,500 ounces, higher than in the third quarter of 2011. In comparison to the prior quarter, heap leach pad inventory was drawn down as liner repairs were completed in the third quarter, resulting in ore being under leach for the full quarter, partially offset by 23% fewer tonnes processed and 6% lower grades. Tonnage processed was lower in the fourth quarter of 2011 due to the sequencing of heap leach pad unloading. Lower head grades experienced in the fourth quarter were as expected in the mine plan.

Cash costs for the fourth quarter of 2011 were 15%, or $91 per ounce, lower than in the third quarter of 2011 due to higher gold production ($384 per ounce), partially offset by higher operating costs ($293 per ounce). The higher operating costs were primarily due to higher production taxes ($2 million), higher equipment rental costs ($2 million), establishment of a community endowment fund ($1 million), and higher prices for fuel and tires ($1 million).

During the fourth quarter of 2011, Wharf received approval for a new Large Scale Mine Permit from the South Dakota Department of Environment and Natural Resources. This new mining permit allows Wharf to expand the operation into new mining areas south of the existing operations, extending the mine life by seven years until approximately 2020. All ore from the expansion area will be processed at Wharf mine’s existing processing facilities at a rate of approximately 3.2 million tonnes per year at a grade of 0.85 grams per tonne.

Wharf contained 0.70 million ounces of proven and probable gold reserves at December 31, 2011 (up 17% compared to December 31, 2010) due to positive exploration results.

GOLDCORP    |    59

(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW

Cerro Negro Project, Argentina

The Cerro Negro gold project is an advanced-stage, high-grade vein system located in the province of Santa Cruz, Argentina. The land position comprises 215 square kilometres with numerous high-grade gold and silver veins. Goldcorp recently updated the reserve and resources at Cerro Negro as a result of drilling results obtained during 2011. As of December 31, 2011, Cerro Negro contained 4.54 million ounces of proven and probable gold reserves (up 119% compared to December 31, 2010) due to a successful exploration program and the development of a feasibility study that include three newly discovered zones: Mariana Central, Mariana Norte and San Marcos. Note an update to the reserves was produced in April 2011 following completion of the Feasibility Study. Estimated Cerro Negro capital expenditures for 2012 that were included in the April 2011 Feasibility Study estimate of $750 million have been increased by $50 million, half of which is due to inflationary pressures specific to Argentina. No additional impact for foreign exchange or inflation is included for 2013. In the event that current Argentine inflation levels persist into 2013 without a decrease in the exchange rate reported, capital expenditures may be subject to further increases.

Throughout 2011, activities at Cerro Negro advanced the project in the overall categories of Infrastructure and Construction, Mine Development and Exploration. Advancements in these areas are contributing to keeping the project on track for projected first gold production in the second half of 2013.

In December 2011, the amended EIA was approved by Provincial authorities in the province of Santa Cruz. The approval of the amended EIA allows for construction of the plant with throughput increased from 1,850 tonnes per day to 4,000 tonnes per day and the concurrent development and mining of three underground vein deposits: Eureka, Mariana Central and Mariana Norte. Development of the Eureka vein has advanced on schedule under previous authorizations, and development of Mariana Central and Mariana Norte has commenced upon receipt of the approval.

At December 31, 2011, total project expenditures and future commitments are $207 million, excluding exploration, of which $97 million is spent and $110 million is committed. Capital expenditures and capitalized exploration, excluding capitalized interest, for the three months ended December 31, 2011 were $42 million and $10 million, respectively (year ended December 31, 2011 – $97 million and $29 million, respectively).

Infrastructure and Construction

Activities are ramping up in line with the schedule. Engineering, Procurement and Construction Management (“EPCM”) activities are steadily progressing with detailed engineering 42% complete by the end of 2011.

Key activities and developments:

•	Equipment with long lead times for delivery, including the ball mill, has been ordered;
•	Expansion of the Eureka camp to accommodate mine development and exploration activities has continued toward expected completion in the third quarter of 2012;
•	Earth works continuing around the plant area including primary and secondary crushing areas, and the concrete batch plant pad;
•	Advancement of civil works of the construction camp including the initial modular units, the office, sewage treatment plant and kitchen;
•	Furthering geotechnical evaluations of the plant and tailings areas; and
•	Securing necessary surface rights and access agreements for the power line right of way.

The project continues to advance sustainable community development initiatives in consultation with the community through development of an influx management plan. These efforts include expansion and modernization of local agricultural concerns; infrastructure investments; construction and expansion of local schools; job training and scholarship awards.

Mine Development

Construction of the underground decline into the Eureka deposit progressed successfully throughout 2011. Construction and development of Mariana Central and Mariana Norte commenced in December after receipt of the approvals for the amended EIA.

60    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Initial surface excavations of the mine portals for ramp development commenced with earth works while excavation of the new ramps into Mariana Central and Mariana Norte are expected to begin in the first quarter of 2012.

Underground development activities at Eureka continue to accelerate. Development is advancing according to schedule, with ore from the Eureka veins anticipated to be mined and stockpiled on the surface in 2012:

•

Total underground development for the Eureka vein in 2011 was 3,228 metres, which included advancement of the decline to a length of 1,621 metres (total planned decline length is approximately 3,900 metres);

•	Mine development in 2011 was approximately 2,552 metres, with 1,028 metres in the fourth quarter of 2011, compared to 747 metres in the third quarter of 2011;
•	The Eureka decline has reached beyond the 450 metre elevation level, an important horizon that will facilitate the commencement of bottom up mining of the top half of the deposit beginning in 2012;
•

To complement the first vertical ventilation raise completed in the third quarter of 2011, a second, larger 4.0 metre vertical ventilation raise was completed with a vertical depth of approximately 155 metres;

•

A vertical raise to connect underground production levels with surface was also completed in the fourth quarter of 2011 to facilitate the placement of backfill into mining areas once production mining commences;

•	Underground diamond drills are conducting definition drilling utilizing a core team of locally hired and trained workers; and
•	Mariana Norte and Mariana Central declines will utilize an expanded workforce housed in the Eureka camp.

Exploration

A successful, sustained and aggressive exploration program at Cerro Negro has resulted in total core drilling of 140,202 metres in 2011. The primary focus of exploration this year has been the in-fill drilling and expansion of the Mariana Central, Mariana Norte and San Marcos deposits. These efforts have resulted in significant extensions in the strike length of all three veins and demonstrated the continued emergence of the adjacent San Marcos Sur deposit. Additionally, two new veins have been discovered, the Mara and Damina veins, located south and east of the Mariana Central vein, highlighting the strong regional potential of the overall Cerro Negro land package. A regional exploration team is being developed that will conduct exploration outside of the core Cerro Negro vein areas throughout 2012:

•

Total core drilling for 2011 was 140,202 metres, with 43,345 metres in the fourth quarter compared to 48,263 metres, 39,823 metres, and 8,772 metres, during the third, second and first quarters of 2011 respectively;

•	Exploration core drilled in October was 20,473 metres, a monthly record for the project; and
•	Approximately 500 diamond drill holes were cored in 2011; all had been logged and shipped to the lab for processing by the end of 2011.

Éléonore Project, Canada

The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Quebec, located in the core of what Goldcorp believes to be a promising new gold district in North America. Proven and probable gold reserves at Éléonore at December 31, 2011 were 3.03 million ounces, unchanged from December 31, 2010. The mine development plan was not updated following exploration activities that were limited to specific focus areas.

On November 14, 2011, the Company received the certificate of authorization issued by the Quebec Minister of Sustainable Development, Environment and Parks allowing full construction of the Éléonore gold project in northern Quebec. Issuance of the certificate of authorization followed the execution of the collaboration agreement among the Cree Nation of Wemindji, the Grand Council of the Crees (Eeyou Istchee), the Cree Regional Authority and the Company earlier in 2011.

Engineering and Construction

Construction of the production shaft and associated infrastructure commenced in the fourth quarter of 2011, with receipt of the certificate of authorization.

GOLDCORP    |    61

(in United States dollars, tabular amounts in millions, except where noted)

Development at Éléonore has progressed steadily during 2011 with the following achieved:

•	Significant progress on detailed engineering of the production shaft and advancement of related infrastructure including airstrip services;
•	Process flow sheet has been confirmed and equipment with long lead times for delivery is in the process of being ordered;
•	Construction activities focused mainly on upgrade of waste water treatment facilities, waste rock pad expansion, construction camp and administration offices and other related infrastructures; and
•	Permanent bridges installation was substantially completed, and the winter road operations have begun.

Exploration

A total of 46,786 metres of surface diamond drilling was completed in 2011, 10,202 metres completed in the fourth quarter. The drilling was focused mostly between level 450 metres and 800 metres below surface, and continued to define the central portion of the ore body, increase the level of confidence in the geological model and mineral resources and test high-grade results to the north. Exploration drilling is to continue in 2012 from surface and underground, which will start in the third quarter from the bottom of the exploration shaft targeting the depth extensions of the ore zones.

Exploration ramp excavation has progressed significantly and has now advanced to 831 metres in length. During the exploration phase, the ramp will provide drilling access close to the ore body in order to delineate the resources within the early mining areas. The ramp will eventually connect to the exploration shaft at the 650 metre level. By the end of the fourth quarter of 2011, the exploration shaft reached a depth of 636 metres. Sinking of the exploration shaft is planned to reach its targeted depth of 718 metres in the second quarter of 2012.

The project budget is estimated at $1.4 billion from January 1, 2011 and excludes the $346 million spent prior to 2011. At December 31, 2011, total project expenditures since January 1, 2011, excluding investment tax credits and capitalized interest are $345 million, $218 million of which is spent and $127 million of which is committed. Capital expenditures excluding capitalized interest and investment tax credits, during the three months ended December 31, 2011, amounted to $75 million (year ended December 31, 2011 – $218 million). Total project expenditures and commitments since acquisition are $691 million.

Cochenour Project, Canada

The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district. As a result of 2011 drilling, inferred resources increased 18% compared to December 31, 2010 to 3.21 million ounces of gold. For construction and planning purposes, the Company continues to estimate the Cochenour project as a mineable deposit of 5 million gold ounces.

Development of the old Cochenour shaft continued throughout 2011. The shaft timbers were removed and set up for sinking commenced. The shaft was slashed out to the 150 level for installation of the sinking platform (Galloway). Once the set up was commissioned, sinking resumed. At year end, the shaft was slashed to 83 metres with 55 metres of concrete liner. The first three shaft steel sets were installed.

A number of surface facilities were also completed:

•	The steel erection of the headframe and collar house;
•	Installation and commissioning of the sinking winches on the pad;
•	The process water pump house construction and piping;
•	Surface infrastructure piping and electrical distribution;
•	The architectural and mechanical contractors activities completed in the hoist complex, collar house and headframe;
•	Installation of the hoist complex and headframe complex fire protection system;

62    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

•	Substation was installed and commissioned;
•	The backup generator was commissioned; and
•	The 3 metre service hoist and 4.4 metre production hoists were commissioned, and are now being used for shaft sinking.

Driving of the 5 kilometre Cochenour Red Lake Haulage Drift continued with 36% of the critical path development completed at the end of the year. The 2 kilometre section of track was laid from the shaft station.

Throughout the year, exploration diamond drilling was performed from surface to define the top portion of the Bruce Channel deposit and additional resources at the Cochenour mine. Two drills continue to work in the Cochenour Red Lake Haulage Drift to test the potential of the underexplored area.

The project budget is estimated at $420 million from January 1, 2011 and excludes the $108 million spent prior to 2011. At December 31, 2011, total project expenditures since January 1, 2011, excluding investment tax credits, are $123 million, $118 million of which is spent and $5 million of which is committed. Capital expenditures excluding capitalized interest and investment tax credits, during the three months ended December 31, 2011 amounted to $28 million (year ended December 31, 2011 – $118 million). Total project expenditures and commitments since acquisition are $231 million. Capital expenditures, net of investment tax credits, have been included in the total expenditures on mining interests in Red Lake, and consist mainly of exploration, construction of surface infrastructure, shaft slashing and sinking, and development of the Cochenour Red Lake Haulage Drift.

Pueblo Viejo Project, Dominican Republic (Goldcorp’s interest – 40%)

Pueblo Viejo contains 25.3 million ounces of proven and probable gold reserves, where Goldcorp’s interest represents 10.12 million ounces. The project is a partnership with Barrick Gold Corporation (“Barrick”), the project operator.

At the Pueblo Viejo project in the Dominican Republic, first production continues to be expected in mid-2012 and overall construction is about 90% complete. At the end of the fourth quarter, about 13 million tonnes of ore were stockpiled, representing approximately 1.4 million contained gold ounces. Construction of the tailings facility progressed during the fourth quarter with the receipt of all permits to allow recommencement of construction of the starter dam to its full design height. The oxygen plant is expected to undergo pre-commissioning testing in the first quarter of 2012 and full commissioning of the first two of four autoclaves is expected to occur in the second quarter. Construction of the transmission line connecting the site to the national power grid was completed during the fourth quarter of 2011 and the inter-connect to the grid has been achieved.

As part of a longer-term, optimized power solution for Pueblo Viejo, the Company is advancing a plan to construct a dual fuel power plant at an estimated incremental cost of approximately $300 million (100% basis) or $120 million (Goldcorp’s share), of which 90% is committed. The power plant would commence operations utilizing heavy fuel oil, but have the ability to subsequently transition to lower cost liquid natural gas. The new plant is expected to provide lower cost, long term power to the project. As a result of this optimized power solution, it was determined in the fourth quarter of 2011 that certain of the previously acquired power assets would not be used which resulted in an impairment charge of $45 million, net of tax or $18 million (Goldcorp’s share).

Total mine construction capital is estimated at $3.6-$3.8 billion (100% basis) or $1.4-$1.5 billion (Goldcorp’s share) of which 85% has been committed at the end of the year. Including the $300 million ($120 million – Goldcorp’s share) additional cost related to the alternate power plant, total mine construction capital is estimated at $3.9-$4.1 billion or $1.5-$1.6 billion (Goldcorp’s share).

Pueblo Viejo is expected to contribute approximately 85,000 ounces (Goldcorp’s share) in 2012 as it ramps up to full production in 2013 and Goldcorp’s 40% share of annual gold production in the first full five years of operation is expected to average 415,000-450,000 ounces at total cash costs of less than $350 per ounce. (1)

Capital expenditures during the fourth quarter of 2011, including accrued management fees, amounted to $100 million. Cumulative expenditures to date, including accrued management fees, amounted to $1.3 billion, or $1.0 billion net of the $256 million partial return of invested capital.

GOLDCORP    |    63

(in United States dollars, tabular amounts in millions, except where noted)

In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., Miguel De Pena and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. PVDC requested the Supreme Court in Santo Domingo to change the venue and the 9th Criminal Court of Santo Domingo was appointed to decide on the matter of Fundacion Amigo de Maimon Inc. No other procedure has occurred. As for Miguel De Pena, the Supreme Court annulled the judgment of the trial court of Cotui against PVDC which ordered PVDC to restore possession of Parcel 451-K to Miguel De Pena. The case has been sent to a new trial court for issuance of ruling. Miguel De Pena also initiated litigation against PVDC to collect approximately $2 million and the 9th Criminal Court rejected the claim. Miguel de Pena also filed a criminal action against PVDC for property violation and the Trial Court of Cotui rejected the action. De Pena appealed the decision and the Appellate Court found that the Trial Judge committed procedural mistakes and remanded the action to a new Trial Court where the matter is pending.

In November 2011, PVDC filed with the Civil and Commercial Trial Cotui Court against the City Hall of the Municipality of Cotui (“City Hall”): (i) a lawsuit demanding compliance by the terms of the Understanding and Cooperation Agreement executed between PVDC and the City Hall; and (ii) a request for the order of a precautionary measure. Through the above actions PVDC seeks to compel the City Hall to comply with its obligations under the aforementioned agreement and to suspend PVDC’s obligation to disburse additional funds until the lawsuit mentioned in (i) above is decided by the court.

In December 2011, Maria de la Cruz filed a damage and compensation claim against PVDC, its Directors and the Ministry of Environment. De la Cruz alleges personal and property damages due to environmental contamination and is seeking a compensation of approximately $7 million and remediation of environmental contamination, which includes historic contamination resulting from the operations of the Pueblo Viejo Mine by Rosario Dominicana (a company operated and owned by the Dominican Government) for which PVDC is not responsible in accordance with the Special Lease Agreement executed with the Dominican Government. Maria de la Cruz together with her husband previously filed a similar action against PVDC and its Directors which the Trial Court declared invalid due to procedural reasons. PVDC intends to vigorously defend the action.

(1)	Based on gold price and oil price assumptions of $1,300 per ounce and $100 per barrel, respectively.

El Morro Project, Chile (Goldcorp’s interest – 70%)

El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. El Morro contained 5.84 million ounces (Goldcorp share) of proven and probable gold reserves at December 31, 2011 (up 2% compared to December 31, 2010) due to a redesign of the ultimate pit. The higher gold and copper prices largely offset higher estimated mining operating costs.

Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at 4,000 metre altitude, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration plan. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current pit.

With the Board approval to proceed with construction of the El Morro copper-gold project in the fourth quarter of 2011, construction at the site will commence in September 2012 and extend over a five-year period at a capital cost of $3.9 billion. Development activities initiated in early 2012 include access road construction, engineering, equipment procurement and exploration. Drilling will focus on additional condemnation for site infrastructure and testing potential extensions of the La Fortuna deposit. Initial production is expected in 2017 with full production expected in 2018.

64    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Technical work on the project’s feasibility study was completed in the latter part of the year. Plant design includes a crushing plant, semi-autogenous grinding (“SAG”) circuit ball mill, rougher flotation and regrind circuit, and cleaner and scavenger flotation banks. Additional mine site infrastructure includes mine access road construction and upgrades, a desalination plant, concentrate filtration plant, and construction of major receiving, storage, and transfer facilities at different locations in Chile en route to the mine. Additional project related infrastructure includes mine access road construction and upgrades, a desalination plant and concentrate filtration plant. The construction of a new access route from the Pan American Highway to the project is also planned. This access route will also serve as the concentrate and water pipeline route, and the preferred location for the project power line. Water supply is planned to be sourced from a reverse-osmosis desalination plant, to be constructed approximately 60 kilometres north of Huasco. The desalination plant is projected to produce 740 litres per second of agricultural-grade quality water, which will be conveyed to site along a 193 kilometre water pipeline. Concentrate will be transferred via pipeline to a concentrate filter plant located remotely from the site.

Following the delivery of the feasibility study report, the project team continued with:

•	Detailed engineering of the fresh water and concentrate pipelines and pumping systems, with expected completion date in the second quarter of 2012;
•	Completion of basic engineering and start of detailed engineering of the desalination plant;
•	Definition of scope and architecture of the camps;
•	Preparation of sectoral permit applications, while receiving environmental approval for road modifications, limited archaeological site clearance, simplification of pipeline creek crossings; and
•	Preparation of road construction for a first quarter 2012 start-up.

Condemnation drilling at the site advanced to over 10,000 metres during 2011. No mineralization of interest has been intersected to date. Drilling continues with two diamond rigs and one RC drill on site, operating in the future mine waste deposit and plant areas, with an additional rig arriving on site in the first quarter of 2012.

At December 31, 2011, total project expenditures and commitments are $105 million, of which $95 million is spent and $10 million is committed. Capital expenditures, excluding capitalized interest, during the three months ended December 31, 2011 were $22 million (year ended December 31, 2011 – $78 million).

The El Morro project was acquired from a subsidiary of New Gold Inc. (“New Gold”), the entity which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata Copper”), a subsidiary of Xstrata plc, pursuant to the exercise of a right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata Copper to acquire Xstrata Copper’s 70% interest in the El Morro project, subject to the right of first refusal not being exercised. On January 7, 2010, the New Gold subsidiary delivered notice to Xstrata Copper that it was exercising the right of first refusal. On January 13, 2010, Goldcorp received a statement of claim filed by Barrick in the Ontario Superior Court of Justice, against Goldcorp, New Gold, and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal. Among the relief requested by Barrick is that the El Morro project be held in trust for the benefit of Barrick. As an alternative, Barrick seeks damages. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. All parties agreed to have all claims related to Goldcorp’s acquisition of its interest in the El Morro project heard by the Ontario courts, including the Supreme Court of Canada.

Evidence regarding liability issues was heard in June 2011 and evidence regarding remedy issues was heard in October 2011. All parties have submitted their written arguments and oral arguments were heard during the week of January 30, 2012. The case was reserved following oral argument, and the matter is now before the trial court for its decision. Goldcorp’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and has defended Goldcorp against Barrick’s claim.

On October 21, 2010, Chile introduced new legislation that increased the mining tax rate for large mines from a 5% fixed rate to a progressive tax regime with rates ranging from 5% to 14%, depending on the mining operating profit margin in a given taxation year. The mining operating profit margin is defined as the taxable income of the operation divided by the gross mining revenue of

GOLDCORP    |    65

(in United States dollars, tabular amounts in millions, except where noted)

the operation. Mines with operating margins at 35% or below would still be subject to the 5% mining tax rate. Mines with an operating profit margin of higher than 85% would be subject to a 14% rate. During 2011, New Gold waived the fiscal stability established by its previous D.L. 600 filing. Therefore, the D.L. 600 filing made by Goldcorp at the time of the El Morro acquisition provides fiscal stability to both Goldcorp and New Gold that prevents the new legislation from applying to the El Morro operations for the first 15 years of production.

Camino Rojo Project, Mexico

The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position which includes the Represa deposit. At December 31, 2011, Camino Rojo contained 2.79 million ounces of measured and indicated gold resources (down 19% compared to December 31, 2010). A successful exploration program outlined more oxide and transitional material than previously outlined.

The 2011 drilling program completed a total of 77,360 metres drilled in 353 holes, with 23,150 metres drilled during the fourth quarter of 2011, including 39 resource expansion and in-fill core holes, 2 metallurgical core holes, and 17 reverse-circulation condemnation holes for site facilities. Column tests on oxide material being performed at Peñasquito, started during the third quarter of 2011 and are nearly completed. Samples of transitional material were shipped to a third party laboratory where leach testing is underway. Metallurgical and mineralogical characterizations of the sulphide zone material are underway. The geologic model and an updated resource block model were largely complete by December 31, 2011. This will form the basis of the feasibility study which is expected to be available by mid-2012.

At December 31, 2011, total project expenditures were $24 million. Capital expenditures, excluding capitalized interest, during the three months ended December 31, 2011 amounted to $4 million (year ended December 31, 2011 – $13 million).

Noche Buena Project, Mexico

The Noche Buena project is located approximately 5 kilometres north of the Peñasquito mine. Measured and indicated gold resources at Noche Buena at December 31, 2011 were 0.96 million ounces unchanged from December 31, 2010. The mine plan was not updated following limited exploration activities during the year. The Noche Buena project area totals approximately 24 square kilometres and is immediately adjacent and contiguous with the northern border of the Peñasquito concession block.

The 2011 drilling program ended with 22,694 metres drilled, distributed in 66 holes to explore the lateral and vertical extension of the high grade zone. Initial results earlier in the year showed structurally controlled higher grade mineralization trends. Assay results from the follow-up drilling in the oxide portion of these trends remain in progress. Geologic modeling is underway and will form the basis of the feasibility study which is expected to be available by mid-2012.

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. At December 31, 2011, Cerro Blanco contained 1.27 million ounces of measured and indicated gold resources, unchanged from December 31, 2010. The activities in 2011 were focused on accessing the mineralized zone from underground.

Site-based activities for 2011 were aimed at demonstrating several key concepts in preparation for a project feasibility study which is expected to be completed by mid-2012. Mining of two drifts, from the north and south ends of the deposit (1,315 metres in total), later declining into the ore body, will determine the ability to mine underground in this geothermal area. Towards the end of 2011, mining activities continued in the north and south areas of the ore body, with main declines and ore accesses being developed.

The block model was updated using results from exploration core drilling. Ore core samples were collected and shipped for metallurgical testing which confirmed the gold extraction process methodology. The Merrill-Crowe circuit has been chosen as the recovery method due to a higher content of recoverable silver.

66    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

A geothermal resource, with the potential to generate a significant quantity of geothermal power, is located adjacent to the ore body. Drilling of dewatering/geothermal production wells (800 metres to 1,000 metres in depth) continued during the latter part of 2011. Flow testing on the wells for generation capacity and for the ability to contribute to the dewatering of the ore body will continue into the first quarter of 2012. Results will be used in a feasibility study for the geothermal project to be completed by the second half of 2012.

At December 31, 2011, total project expenditures are $97 million. Capital expenditures during the three months ended December 31, 2011 amounted to $13 million (year ended December 31, 2011 – $45 million).

GOLDCORP    |    67

(in United States dollars, tabular amounts in millions, except where noted)

EXPENSES

	2011	2010
Exploration and evaluation costs	$61	$52
Share of net earnings and losses of associates	98	8
Corporate administration	229	184

Exploration and evaluation costs in 2011 increased $9 million as compared to 2010 primarily due to expansion of drilling programs, primarily at the Company’s Canadian operations.

The Company’s share of net earnings and losses of associates includes a $65 million impairment expense recognized in respect of the Company’s investment in Primero as a result of a significant and prolonged decline in Primero’s quoted market price during 2011. The Company determined that the Company’s equity investment should be written down to the closing share price of Primero at December 31, 2011. In addition, an $18 million, net of tax, impairment expense was recognized in respect of certain power assets at Pueblo Viejo.

Included in corporate administration is share-based compensation expense of $100 million (2010 – $63 million) which increased due to issuance of additional stock options, restricted share units and performance share units and the vesting of previously issued stock options, restricted share units and performance share units. Excluding share-based compensation, corporate administration expense increased $8 million compared to 2010 due to increased corporate activities and the continued international expansion of the Company.

OTHER INCOME (EXPENSES)

	2011	2010
Gains on disposition of securities, net	$319	$1
Impairments on available-for-sale securities	(87)	(2)
Gains (losses) on derivatives, net	82	(33)
Gains on dispositions of mining interests, net	-	407
Finance costs	(23)	(26)
Other income (expenses)	38	(44)
	$329	$303

On February 8, 2011, the Company disposed of its 10.1% interest in Osisko during the first quarter of 2011 and recognized a gain on disposition of $320 million ($279 million after tax). A $1 million loss on disposal of marketable securities was recognized during the fourth quarter of 2011.

For the year ended December 31, 2011, the Company recognized an impairment expense of $87 million (2010 – $2 million) on certain of the Company’s equity and marketable securities and reclassified the cumulative mark-to-market losses previously recognised in other comprehensive income to net earnings.

The Company recorded a net gain on derivatives of $82 million for the year ended December 31, 2011 (2010 – net loss of $33 million). During the year ended December 31, 2011, the Company recognized a $49 million unrealized gain representing the change in fair value of the conversion feature of the Company’s Notes during the year (2010 – unrealized loss of $1 million). The Company has entered into foreign currency, heating oil, copper, lead, zinc and silver contracts. These contracts meet the definition of derivatives and do not qualify for hedge accounting. As a result, they are marked-to-market at each period end with changes in fair values recorded in earnings. The Company recorded a realized gain of $14 million on these contracts (2010 – realized gain of $9 million and an unrealized loss of $4 million). During the year ended December 31, 2011, the Company’s 9.2 million outstanding share purchase warrants were exercised or expired and the Company recognized a realized

68    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

and total gain of $33 million and $28 million, respectively (2010 – unrealized gain of $30 million). The above gains were partially offset by a net loss of $2 million relating to the Silver Wheaton silver contract (2010 – total loss of $66 million) and a $7 million unrealized loss on investments in warrants (2010 – $nil). During the year ended December 31, 2011, the Company recognized a negligible loss representing the change in fair value of the conversion feature of the Primero Convertible Note during the year (2010 – $1 million unrealized loss).

During the year ended December 31, 2010, the Company recognized a net gain of $407 million before tax from the disposition of Escobal ($484 million gain before tax), an exploration property in Mexico ($64 million loss before tax) and certain land in Wharf ($6 million gain before tax). Additionally, the Company disposed of its 21.2% interest in El Limón and recognized a loss on disposition of $19 million before tax.

During the year ended December 31, 2011, the Company incurred finance costs of $23 million (2010 – $26 million) primarily comprised of accretion of reclamation and closure cost obligations and interest on tax reserves.

The Company recognized other income of $38 million during the year ended December 31, 2011 comprised of the reversal of withholding tax accruals at certain of the Company’s operations, $11 million of interest income earned on the Primero 5-year Promissory Note and Primero Convertible Note and higher cash balances, proceeds of $5 million from an insurance claim and $3 million of foreign exchange gains. Other expenses incurred of $44 million during the year ended December 31, 2010, was comprised mainly of transaction costs of $28 million incurred in respect of the acquisitions of Camino Rojo, El Morro and Andean and a $5 million increase in withholding taxes.

INCOME TAXES

Income and mining taxes for the year ended December 31, 2011 amounted to $686 million, approximately 22% of earnings before taxes, and excludes the impact of foreign exchange on deferred taxes, and share-based compensation expenses which are not deductible (2010 – $307 million, or 19%).

The higher effective tax rate in 2011, as compared to 2010, is primarily due to the gain on the disposition of Escobal in 2010 being subject to lower effective tax rate. The 2010 effective rate was also reduced further by the fourth quarter reversal of $13 million arising from a change in Mexican income tax law. In 2011, a significant portion of the impairment of certain equity investments was not tax effected due to uncertainty on the future ability to utilize the related unrealized capital losses. Additionally, during 2011, the government of Quebec legislated changes in the Quebec Mining Duties rate that increased the Quebec Mining Duties rate from 12% to 16%. This resulted in a $23 million deferred tax provision increase in 2011.

On October 21, 2010, Chile increased the Chilean mining tax rate for large mines from a 5% fixed rate to a progressive tax regime with rates ranging from 5% to 14% depending on the mining operating profit margin in a given taxation year. During 2011, Goldcorp, with its joint venture partner, New Gold, have confirmed a mining tax stability agreement with the Chilean government with respect to the El Morro project such that it is expected that the project will not be subject to the new higher mining tax rate for the first 15 years of production from the mine.

NON-CONTROLLING INTERESTS

On February 16, 2010, the Company acquired a 70% interest in Sociedad Contractual Minera El Morro, the owner of the El Morro gold/copper project in Chile, which resulted in a 30% non-controlling interest in the amount of $213 million. During the year ended December 31, 2011, the non-controlling interests share of El Morro’s net earnings was $nil million (February 16 to December 31, 2010 – $nil million).

GOLDCORP    |    69

(in United States dollars, tabular amounts in millions, except where noted)

DISCONTINUED OPERATIONS

San Dimas mine, Mexico

On August 6, 2010, the Company disposed of the assets and liabilities relating to the San Dimas mines, excluding certain non-operational assets, to Primero. In exchange, the Company received $214 million in cash, $159 million in common shares of Primero valued as of August 6, 2010, the $50 million Primero 5-year Promissory Note bearing interest at 6% per annum, the $60 million Primero Convertible Note with a term of one year bearing interest at 3% per annum, which was extended on August 5, 2011 for an additional one year term, and a $4 million working capital adjustment receivable. The following table presents selected data for San Dimas prior to date of disposition:

Operating Data	January 1, 2010 - August 6, 2010 (1)
Tonnes of ore milled	355,000
Average mill head grade (grams/tonne)
– Gold	4.83
– Silver	256
Average recovery rate
– Gold	97%
– Silver	94%
Produced (ounces)
– Gold	53,400
– Silver	2,745,400
Sold (ounces)
– Gold	46,000
– Silver	2,323,500
Average realized price (per ounce)
– Gold	$1,154
– Silver	$4.04
Total cash costs (per ounce)	$409

Financial Data
Revenues	$62
Earnings from mine operations	$31

(1)	Results reflect operations to August 6, 2010, date of disposal.

Terrane

On October 20, 2010, the Company sold its remaining 58.1% interest in Terrane to Thompson Creek Metals Company Inc. (“Thompson Metals”). The Company received C$0.90 in cash and 0.052 common shares of Thompson Creek for each Terrane share held, for total consideration of C$241 million ($236 million) in cash and 13.9 million common shares of Thompson Creek.

The results of Terrane were reclassified and included in net earnings from discontinued operations. The loss from operations for the year ended December 31, 2010 was $16 million.

At December 31, 2010, the Company held 13.6 million Terrane common share purchase warrants which were retained upon disposition of the Company’s 58.1% interest in Terrane. During the year ended December 31, 2011, the Company exercised all of the Terrane common share purchase warrants.

70    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION

The Company has included non-GAAP performance measure – total cash costs, by-product and co-product, per gold ounce – throughout this document. In addition to conventional measures, the Company uses this performance measure to monitor its operating cash costs internally and believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product revenues on the Company’s cost structure. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard.

By-product cash costs incorporates all production costs, adjusted for changes in estimates at the Company’s closed mines which are non-cash in nature, and includes by-product credits and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate the Company’s exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates which may impact the Company’s operating costs.

The following table provides a reconciliation of total cash costs (by-product) per ounce to the consolidated financial statements for the years ended December 31:

	2011	2010
Cash costs, continuing operations
Production costs per consolidated financial statements (1)	$2,042	$1,476
Non-cash reclamation and closure costs	(21)	(26)
Treatment and refining charges on concentrate sales	132	54
By-product silver, copper, lead and zinc sales	(1,580)	(852)
Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(17)	(10)
Total cash costs (by-product)	556	642
Divided by ounces of gold sold	2,490,200	2,367,800
Total cash costs (by-product) per gold ounce (2)	$223	$271
Cash costs, including discontinued operations
Production costs per consolidated financial statements (1)	$2,042	$1,506
Non-cash reclamation and closure costs	(21)	(26)
Treatment and refining charges on concentrate sales	132	54
By-product silver, copper, lead and zinc sales	(1,580)	(862)
Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(17)	(11)
Total cash costs (by-product)	556	661
Divided by ounces of gold sold	2,490,200	2,413,800
Total cash costs (by-product) per gold ounce (2)	$223	$274

GOLDCORP    |    71

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended	December 31 2011	September 30 2011	December 31 2010
Cash costs, continuing operations
Production costs per consolidated financial statements	$619	$460	$503
Non-cash reclamation and closure costs	(51)	13	(5)
Treatment and refining charges on concentrate sales	37	32	31
By-product silver, copper, lead and zinc sales	(414)	(356)	(415)
Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(12)	(2)	(3)
Total cash costs (by-product)	179	147	111
Divided by ounces of gold sold	685,000	571,500	678,600
Total cash costs (by-product) per gold ounce (3)	$261	$258	$164
Cash costs, including discontinued operations
Production costs per consolidated financial statements	$619	$460	$503
Non-cash reclamation and closure costs	(51)	13	(5)
Treatment and refining charges on concentrate sales	37	32	31
By-product silver, copper, lead and zinc sales	(414)	(356)	(415)
Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(12)	(2)	(3)
Total cash costs (by-product)	179	147	111
Divided by ounces of gold sold	685,000	571,500	678,600
Total cash costs (by-product) per gold ounce (3)	$261	$258	$164

(1)	$153 million in royalties are included in production costs per the consolidated financial statements (2010 – $110 million).

(2)

If silver, lead and zinc for Peñasquito, silver for Marlin and copper for Alumbrera were treated as co-products, total cash costs for 2011 would be $534 per ounce of gold (2010 – $447 (continuing operations) or $446 (including discontinued operations)).

(3)

If silver, lead and zinc for Peñasquito, silver for Marlin and copper for Alumbrera were treated as co-products, total cash costs for the three months ended December 31, 2011 would be $529 per ounce of gold (three months ended September 30, 2011 – $551; three months ended December 31, 2010 – $472 (continuing operations) or $472 (including discontinued operations)).

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

72    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the years ended December 31:

	2011	2010
Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$1,881	$2,051
(Gains) losses on derivatives	(68)	42
Gains on disposition of securities, net of tax	(278)	-
Impairments of securities, net of tax	76	2
Share of net earnings and losses of associates, net of tax	97	8
Gains on dispositions of mining interests, net of tax	-	(425)
Transaction costs related to the acquisition of Andean, Camino Rojo and El Morro projects, net of tax	-	21
Net earnings from discontinued operations	-	(639)
Unrealized losses (gains) on foreign exchange translation of deferred income tax assets and liabilities	89	(39)
Revisions in estimates & liabilities incurred on asset retirement obligations at closed mine sites	15	18
Withholding tax (recovery) expense	(25)	8
Other	(1)	1
Total adjusted net earnings	$1,786	$1,048
Weighted average shares outstanding (000’s)	804,467	735,337
Adjusted net earnings per share	$2.22	$1.43

Three months ended	December 31 2011	September 30 2011	December 31 2010
Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$405	$336	$560
(Gains) losses on derivatives	(76)	22	70
Loss on disposition of securities, net of tax	1	-	-
Impairment of securities, net of tax	75	-	2
Share of net earnings and losses of associates, net of tax	86	5	5
Transaction costs related to the acquisition of Andean, Camino Rojo and El Morro projects, net of tax	-	-	9
Net earnings from discontinued operations	-	-	(209)
Unrealized losses (gains) on foreign exchange translation of deferred income tax assets and liabilities	29	96	(6)
Revision in estimates & liabilities incurred on asset retirement obligations at closed mine sites	36	(9)	3
Withholding tax (recovery) expense	(25)	-	8
Other	-	-	(11)
Total adjusted net earnings	$531	$450	$431
Weighted average shares outstanding (000’s)	809,829	808,575	736,620
Adjusted net earnings per share	$0.66	$0.56	$0.59

GOLDCORP    |    73

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – FREE CASH FLOWS

The Company has included non-GAAP performance measure, free cash flows, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of free cash flows to net cash provided by operating activities of continuing operations per the consolidated financial statements for the years ended December 31:

	2011	2010
Net cash provided by operating activities of continuing operations	$2,366	$1,764
Expenditures on mining interests	(1,677)	(1,171)
Deposits on mining interest expenditures	(101)	(42)
Interest paid	(17)	(12)
Free cash flows	$571	$539

Three months ended	December 31 2011	September 30 2011	December 31 2010
Net cash provided by operating activities of continuing operations	$727	$723	$681
Expenditures on mining interests	(460)	(466)	(372)
Deposits on mining interest expenditures	(62)	(25)	(5)
Interest paid	-	(8)	-
Free cash flows	$205	$224	$304

COMMITMENTS

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the maturities of the Company’s financial liabilities and operating and capital commitments at December 31:

	At December 31 2011					At December 31 2010	At January 1 2010
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total	Total
Accounts payable and accrued liabilities (1)	$612	$-	$-	$-	$612	$560	$382
Current and non-current derivative liabilities	65	58	-	-	123	162	11
Debt re-payments (principal portion)	-	863	-	-	863	863	879
Interest payments on convertible senior notes	17	35	-	-	52	69	89
Capital expenditure commitments	765	-	-	-	765	252	530
Reclamation and closure costs	31	30	36	1,257	1,354	1,040	1,080
Minimum rental and lease payments	3	4	4	-	11	10	12
Other	15	5	4	48	72	23	6
	$1,508	$995	$44	$1,305	$3,852	$2,979	$2,989

(1)	Excludes accrued interest on convertible senior notes which is disclosed separately in the above table.

74    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

At December 31, 2011, the Company had letters of credit outstanding and secured deposits in the amount of $308 million (December 31, 2010 – $308 million; January 1, 2010 – $271 million). In addition, certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (“NSRs”), modified NSRs, net profits interest (“NPI”) and/or net earnings. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2011, royalties included in production costs amounted to $153 million (2010 – $110 million).

At December 31, 2011, the significant royalty arrangements of the Company were as follows:

Producing mining properties:
Musselwhite	1-5% of NPI
Peñasquito	2% of NSR
Marlin (1)	5% of NSR
Alumbrera	3% of modified NSR plus 20%
YMAD royalty
Marigold	5-10% of NSR
Development projects:
Éléonore	2.2-3.5% of NSR
Cerro Blanco	1% of NSR
Cerro Negro	3-4% of modified NSR and 1% of net earnings
El Morro	2% of NSR
Pueblo Viejo	3.2% of NSR; 0-28.8% NPI

(1)

On January 26, 2012, the Government of Guatemala and the Guatemalan Chamber of Industry publicly announced an agreement to voluntarily increase the royalties paid on the production of precious metals in Guatemala from 1% to 4% of gross revenue. In addition to this increase, Marlin has agreed to pay an additional 1% voluntary royalty.

GOLDCORP    |    75

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, money market investments and derivative assets. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable creditworthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2011 is considered to be negligible. The Company invests its cash and cash equivalents and money market investments in highly rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low. Foreign currency, heating oil and commodity contracts are entered into with large international financial institutions with strong credit ratings.

The Company’s maximum exposure to credit risk is as follows:

	At December 31 2011	At December 31 2011	At January 1 2010
Cash and cash equivalents	$1,502	$556	$875
Accounts receivable	473	444	279
Money market investments	272	-	-
Current and non-current derivative assets	22	14	10
Current and non-current notes receivable	82	111	-
Accrued interest receivable	5	2	-
	$2,356	$1,127	$1,164

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

During the year ended December 31, 2011, the Company generated operating cash flows from continuing operations of $2,366 million (2010 – $1,764 million). At December 31, 2011, Goldcorp held cash and cash equivalents of $1,502 million (December 31, 2010 – $556 million; January 1, 2010 – $875 million) of which $89 million (December 31, 2010 – $64 million;

76    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

January 1, 2010 – $71 million) is held by the Company’s joint ventures and is not available for use by the Company. At December 31, 2011, the Company had working capital of $2,045 million (excluding working capital of the Company’s joint ventures) (December 31, 2010 – $506 million; January 1, 2010 – $867 million) which the Company defines as current assets less current liabilities.

On November 23, 2011, the Company entered into a $2 billion 5 year senior revolving credit facility with a syndicate of 15 lenders. This unsecured floating rate credit facility replaced the Company’s 2007 $1.5 billion revolving credit facility. Amounts drawn incur interest at LIBOR plus 0.875% to 1.750% per annum and undrawn amounts are subject to a 0.08% to 0.30% per annum commitment fee; both fees are dependent on the Company’s debt ratings. All amounts drawn are required to be refinanced or repaid by November 23, 2016. The revolving credit facility, either previous or existing, has not been used during 2011.

In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414 million – Goldcorp’s share). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375 million, $400 million and $260 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. During the year ended December 31, 2011, an additional $159 million was drawn for a total amount drawn of $940 million at December 31, 2011 ($376 million – Goldcorp’s share). The remaining $95 million available ($38 million – Goldcorp’s share) is expected to be drawn during 2012.

In the opinion of management, the working capital at December 31, 2011, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2012 is $2.6 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro, Camino Rojo and Pueblo Viejo).

For the periods beyond 2012, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red lake, Pueblo Viejo and Cerro Negro.

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Guatemalan quetzals and Chilean pesos. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver, copper, lead and zinc production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, income taxes, value-added taxes and insurance receivables.

The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2011,

GOLDCORP    |    77

(in United States dollars, tabular amounts in millions, except where noted)

the Company had $5.6 billion of deferred income tax liabilities, of which $5.1 billion arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, and Camino Rojo and Cerro Negro in 2010 and which are denominated in currencies other than the US dollar.

The Company is exposed to currency risk through the following financial assets and liabilities and deferred income tax liabilities denominated in currencies other than US dollars:

At December 31, 2011	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Income taxes receivable (payable)	Accounts payable and accrued liabilities	Deferred income tax liabilities
Canadian dollar	$22	$58	$(116)	$(238)	$(852)
Mexican peso	20	58	(13)	(86)	(2,927)
Argentinean peso	20	55	(17)	(25)	(1,304)
Guatemalan quetzal	5	14	(3)	(27)	(21)
Chilean peso	1	3	-	(16)	-
	$68	$188	$(149)	$(392)	$(5,104)

At December 31, 2010
Canadian dollar	$70	$97	$(62)	$(204)	$(784)
Mexican peso	34	90	(177)	(88)	(2,892)
Argentinean peso	1	33	(47)	(48)	(1,305)
Guatemalan quetzal	5	18	(5)	(18)	(11)
Chilean peso	-	1	-	(3)	-
	$110	$239	$(291)	$(361)	$(4,992)

During the year ended December 31, 2011, the Company recognized a gain of $3 million on foreign exchange (2010 – loss of $1 million). Based on the above net exposures at December 31, 2011, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $10 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2011, the Company recognized a net foreign exchange loss of $84 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2010 – net gain of $35 million). Based on the above net exposures at December 31, 2011, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $58 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2011 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings, its share of the Pueblo Viejo project financing, cash and cash equivalents and money market investments. At December 31, 2011, the Company’s revolving credit facility is subject to a floating interest rate. In addition, the Primero 5-year Promissory Note and debt component of the $30 million Primero Convertible Note are exposed to interest rate risk as a result of the fixed interest rates earned. The

78    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate paid by the Company during the year ended December 31, 2011 on its revolving credit facility was nil% (2010 – 0.74%). The average interest rate earned by the Company during the year ended December 31, 2011 on its cash and cash equivalents was 0.20% (2010 – 0.20%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax net earnings (2010 – nominal).

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Profitability of the Company in the next year depends on metal prices for gold, silver, copper, lead and zinc. Gold, silver, copper, lead and zinc prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world. A 10% increase or decrease in metal prices would result in a $418 million increase or decrease in the Company’s after-tax net earnings (2010 – $317 million).

The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% and 30% of its by-product base metal sales volume over the next fifteen months and subsequent sixteen to twenty-seven months, respectively, to manage its exposure to fluctuations in base metal prices.

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in a $12 million decrease or increase in the Company’s after-tax net earnings (2010 – $9 million). The Company does not intend to hedge against diesel fuel price fluctuations in Mexico as the government regulates the domestic market. As and when it is determined to be favourable, the Company will enter into hedges against diesel fuel price fluctuations in Canada and the United States. At December 31, 2011, the Company has entered into heating oil contracts to manage its exposure to fuel prices. Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.

The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity investment, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and money market investments as follows:

	At December 31 2011	At December 31 2010	At January 1 2010
Shareholders’ equity	$21,272	$19,553	$14,375
Current debt included in other current liabilities	-	-	17
Long-term debt	737	695	656
	22,009	20,248	15,048
Less: Cash and cash equivalents	(1,502)	(556)	(875)
Money market investments	(272)	-	-
	$20,235	$19,692	$14,173

GOLDCORP    |    79

(in United States dollars, tabular amounts in millions, except where noted)

At December 31, 2011, there was no externally imposed capital requirement to which the Company is subject and with which the Company has not complied.

During the year ended December 31, 2011, the Company invested a total of $1,808 million in mining interests, including $447 million at Pueblo Viejo, $268 million at Red Lake, $234 million at Éléonore, $170 million at Peñasquito, $122 million at Cerro Negro, $105 million at Marlin, $95 million at El Morro, $92 million at Porcupine, $74 million at Los Filos and $67 million at Musselwhite.

As at February 15, 2012, there were 810 million common shares of the Company issued and outstanding and 17 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$12.55 per share to C$48.16 per share.

Cash dividend payments during the year ended December 31, 2011 totalled $330 million (2010 – $154 million).

OTHER RISKS AND UNCERTAINTIES

Foreign Operations

In 2011, the majority of the Company’s foreign operations were conducted in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, royalties, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

Environmental Regulation

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for

80    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s financial position and results of operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Other

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business – Risk Factors” in the Annual Information Form for the year ended December 31, 2010, available at www.sedar.com and to the Company’s Annual Information Form for the year ended December 31, 2011 to be filed on SEDAR.

BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the IASB. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010 and the Company’s consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2011, with significant accounting policies as described in notes 2 and 3 of the Company’s consolidated financial statements for the year ended December 31, 2011.

There were no changes to the accounting policies applied by the Company to each of the 2011 quarterly unaudited condensed interim consolidated financial statements, to those applied by the Company to the consolidated financial statements for the year ended December 31, 2011.

CRITICAL JUDGEMENTS AND ESTIMATES

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Management has made the following critical judgements and estimates:

Critical Judgments in Applying Accounting Policies

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in these audited consolidated financial statements have

GOLDCORP    |    81

(in United States dollars, tabular amounts in millions, except where noted)

been impacted by management’s determination that its Peñasquito mine reached the operating levels intended by management on September 1, 2010.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries, joint ventures and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(d)	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business.

Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

At December 31, 2011, the Company recognized an impairment expense of $65 million for the Company’s equity investment in Primero due to a prolonged and significant decline in share price.

At December 31, 2011, the carrying amounts of the Company’s mining interests and goodwill were $24,209 million and $1,737 million, respectively.

82    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

(b)	Mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

At December 31, 2011, the carrying amount of current and non-current inventories was $655 million.

(c)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(d)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred.

At December 31, 2011, the carrying amount of stripping costs capitalized was $90 million.

(e)	Fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain judgements and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. To estimate the fair value of the exploration potential, a market approach is used which evaluates recent comparable gold property transactions. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

(f)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

GOLDCORP    |    83

(in United States dollars, tabular amounts in millions, except where noted)

(g)	Recoverability of notes receivable

In determining whether the Company’s notes receivable from Primero (the “Primero Notes”) are recoverable, management makes estimates of the future cash flows of Primero. Reductions in estimates of future cash flows of Primero can result in a write-down of the carrying amounts of the Primero Notes.

At December 31, 2011, the carrying amounts of the Primero 5-year Promissory Note and debt component of the Convertible Note from Primero were $56 million and $31 million, respectively, which include $5 million of accrued interest included in other current assets.

As part of the impairment assessment performed for the Company’s equity interest in Primero, the Company performed an assessment of recoverability of the Primero Notes based on projected future cash flows for the next five years. The Company determined there was no evidence of impairment of the Primero Notes at December 31, 2011.

(h)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. At December 31, 2011, the carrying amount of the Company’s provision for reclamation and closure cost obligations was $395 million (undiscounted amount – $1,354 million).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(i)	Guarantee of minimum cumulative silver ounces sold by Primero to Silver Wheaton

The Company recognizes a provision for the estimated payment for shortfall ounces on October 15, 2031 (calculated as $0.50 per estimated shortfall ounce) with respect to the guarantee it has provided to Silver Wheaton of the 215 million minimum cumulative ounces of silver to be produced by Primero at San Dimas and sold to Silver Wheaton at the agreed fixed price per ounce by October 15, 2031. The production of silver at San Dimas is not within the Company’s control. The provision is re-measured at the end of each reporting period to reflect changes in estimates of future production at San Dimas based on budget and forecast information obtained from Primero.

At December 31, 2011, the amount recognized as a liability for the Company’s guarantee to Silver Wheaton was $7 million.

(j)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective January 1, 2012

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

84    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Income taxes

In December 2010, the IASB issued an amendment to IAS 12 - Income Taxes which provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2013

Consolidation

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 - Consolidation - special purpose entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

The Company does not anticipate the application of IFRS 10 and IFRS 12 to have a significant impact on its consolidated financial statements.

Joint arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which supersedes IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

The Company has undertaken a preliminary assessment of the impact that IFRS 11 is expected to have on its consolidated financial statements. As a result of the application of IFRS 11, the Company anticipates that its 37.5% interest in Alumbrera, which is currently proportionately consolidated in the Company’s consolidated financial statements, will be required to be accounted for using the equity method and the Company’s share of net earnings and net assets will be separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. For the year ended December 31, 2011, the net effect of accounting for Alumbrera using the equity method would be to remove the Company’s share of revenues and expenses of Alumbrera and increase Goldcorp’s share of earnings of equity investees by $118 million with no impact to net earnings.

The impact on the consolidated balance sheet for the year ended December 31, 2011 would be a net decrease to mining interests of $24 million and a decrease to other assets and total liabilities of $208 million and $232 million, respectively. Using the equity method to account for the Company’s share of Alumbrera’s operating, financing and investing cash flows would result in a decrease to operating cash flows of $74 million (net of distributions of $150 million which are not return of capital distributions) and an increase to investing activities of $82 million.

GOLDCORP    |    85

(in United States dollars, tabular amounts in millions, except where noted)

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB with the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The Company does not anticipate the application of IFRS 13 to have a significant impact on its consolidated financial statements.

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Employee benefits

In June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (“IAS 19”) that introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize in full in profit or loss actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company does not anticipate the amendments to IAS 19 to have a significant impact on its consolidated financial statements.

Stripping costs in the production phase of a surface mine

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted and includes guidance on transition for pre-existing stripping assets.

The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based

86    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

On January 1, 2011, the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publicly accountable enterprises, with a transition date of January 1, 2010. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRSs, IASs, and interpretations issued by the IFRIC or the former SIC.

The Company implemented its conversion from Canadian GAAP to IFRS through a transition plan that involves the following four phases: scoping and planning (“phase 1”); detailed assessment (“phase 2”); operations implementation (“phase 3”); and post implementation (“phase 4”). Phases 1, 2 and 3 were completed during 2009 and 2010. Phase 4, which involves the maintenance of sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond, has been carried out throughout 2011. Management did not encounter any significant issues during the reporting process for the Company’s 2011 quarterly and annual financial statements.

The conversion from Canadian GAAP to IFRS as a primary basis for preparing the Company’s consolidated financial statements has resulted in (a) changes in the Company’s accounting policies; (b) changes to the Company’s financial reporting process and systems; (c) incremental controls relating to the conversion and the design, implementation and testing of changes to the Company’s financial reporting process and systems; and (d) additional financial expertise and training requirements. The conversion did not have any significant impact on the Company’s financial covenants, key financial performance ratios or compensation plans.

The Company’s consolidated financial statements as at and for the year ended December 31, 2011 have been prepared in accordance with existing IFRS standards with restatements of the comparative balance sheets as at December 31, 2010 and January 1, 2010 and statements of earnings and comprehensive income for the year ended December 31, 2010 as previously reported and prepared in accordance with Canadian GAAP.

GOLDCORP    |    87

(in United States dollars, tabular amounts in millions, except where noted)

The following tables reconcile the Company’s consolidated balance sheets and statements of earnings and comprehensive income prepared in accordance with Canadian GAAP and as previously reported, to those prepared and reported in the Company’s consolidated financial statements in accordance with IFRS:

Condensed consolidated balance sheets

At January 1, 2010	Canadian GAAP, previously reported	Income taxes (a)	Convertible notes (b)	Share purchase warrants (c)	Other (d)(e)	IFRS
Assets
Current assets	$1,602	$-	$-	$-	$53	$1,655
Non-current assets	19,347	(461)	-	(173)	(64)	18,649
	$20,949	$(461)	$-	$(173)	$(11)	$20,304
Liabilities
Current liabilities	$735	$-	$-	$-	$(99)	$636
Non-current liabilities	4,670	241	173	72	86	5,242
	5,405	241	173	72	(13)	5,878
Equity
Shareholders’ equity	15,493	(702)	(173)	(245)	2	14,375
Non-controlling interests	51	-	-	-	-	51
	15,544	(702)	(173)	(245)	2	14,426
Total liabilities and equity	$20,949	$(461)	$-	$(173)	$(11)	$20,304

At December 31, 2010	Canadian GAAP, as revised (g)	Income taxes (f)	Convertible notes (f)	Share purchase warrants (f)	Other (f)	IFRS
Assets
Current assets	$1,624	$-	$-	$-	$(46)	$1,578
Non-current assets	26,637	(461)	8	(173)	50	26,061
	$28,261	$(461)	$8	$(173)	$4	$27,639
Liabilities
Current liabilities	$1,040	$-	$-	$42	$(166)	$916
Non-current liabilities	6,814	(194)	186	-	151	6,957
	7,854	(194)	186	42	(15)	7,873
Equity
Shareholders’ equity	20,194	(267)	(178)	(215)	19	19,553
Non-controlling interest	213	-	-	-	-	213
	20,407	(267)	(178)	(215)	19	19,766
Total liabilities and equity	$28,261	$(461)	$8	$(173)	$4	$27,639

The following paragraphs explain the key differences between the Company’s accounting policies under IFRS and those under Canadian GAAP and their impacts on the Company’s consolidated balance sheets:

(a)

IAS 12 – Income Taxes (“IAS 12”) requires deferred income taxes to be recognized for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translations of the costs of non-monetary assets and liabilities denominated in foreign currencies (“foreign non-monetary assets and liabilities”). Under Canadian

88    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

GAAP, these temporary differences are not accounted for. The impact of this difference was a decrease of $675 million in opening retained earnings at January 1, 2010.

In accordance with IAS 12, deferred income taxes are not recognized for temporary differences that arise from differences between the fair values and tax bases of assets acquired in a transaction other than a business combination. Under Canadian GAAP, deferred income taxes are recognized for such temporary differences. In accordance with IAS 12, the Company derecognized the deferred income tax liability recorded on initial recognition of the Gold Eagle Mine Ltd’s assets acquired in February 2008 which resulted in a decrease of $27 million in opening retained earnings at January 1, 2010.

(b)

In accordance with IAS 32, an issuer’s option to settle in cash upon conversion results in the conversion feature of convertible debt being accounted for as an embedded derivative which must be separately accounted for at fair value on initial recognition. The carrying amount of the debt component, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the conversion feature. Transaction costs are allocated to the debt and derivative components in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the derivative component are expensed, while costs allocated to the debt component are offset against the carrying amount of the liability and included in the determination of the effective interest rate. Subsequent to initial recognition, the derivative component is re-measured at fair value at the end of each reporting period while the debt component is accreted to the face value of the debt using the effective interest method.

The Company has the option to settle in cash upon conversion of the Notes issued on June 5, 2009. Accordingly, the conversion feature of the Notes meets the definition of a derivative which must be accounted for separately from the host debt component. The Company recorded adjustments to (a) reclassify the conversion feature of the Notes from equity to non-current derivative liabilities, (b) re-measure the proceeds allocated to the debt and derivative components on initial recognition, (c) expense the transaction costs allocated to the derivative component, (d) capitalize the transaction costs allocated to the debt component against the carrying amount of the liability and (e) re-measure the derivative component at fair value as at January 1, 2010. The impacts of the adjustments at January 1, 2010 were to increase non-current derivative liabilities by $231 million, decrease long-term debt by $62 million, increase deferred income tax liabilities by $4 million, decrease equity by $173 million, including a decrease to opening retained earnings of $17 million.

(c)

In accordance with IAS 39, share purchase warrants issued with exercise prices denominated in foreign currencies are classified and presented as derivative liabilities and measured at fair value. Under Canadian GAAP, all warrants are presented as equity. At January 1, 2010, the Company had 9.2 million share purchase warrants outstanding with C$ exercise prices included in equity with a carrying amount of $50 million for Canadian GAAP purposes. For IFRS purposes, the carrying amount of these warrants were reclassified from equity to non-current derivative liabilities, re-measured at fair value with the difference between the fair value and amount removed from equity being recognized as an adjustment to opening retained earnings. An opening retained earnings adjustment was also recorded for share purchase warrants previously exercised, calculated as the difference between the fair values of the share purchase warrants on the dates of exercise and the amounts previously recorded in share capital. The accounting for share purchase warrants with C$ exercise prices owned by Silver Wheaton prior to the disposition of the Company’s interest in Silver Wheaton in February 2008 as derivative liabilities measured at fair value resulted in a $275 million increase to the excess consideration received on the disposition which has been accounted for partially as additional gain on disposition of Silver Wheaton shares in February 2008 ($102 million) and as a reduction in the carrying amount of certain mining interests ($173 million). The impacts of the adjustments relating to share purchase warrants were to decrease mining interests by $173 million, increase non-current derivative liabilities by $72 million, decrease share purchase warrants included in equity by $50 million, increase share capital by $762 million and decrease opening retained earnings by $957 million.

GOLDCORP    |    89

(in United States dollars, tabular amounts in millions, except where noted)

(d)	In accordance with and as permitted by IFRS 1, the Company made the following adjustments:

(i)

increased cumulative reclamation and closure costs capitalized and included in the carrying amounts of operating mines and development projects at January 1, 2010 by $9 million. Depletion of reclamation and closure costs capitalized and included in the carrying amounts of mining properties and accretion of reclamation and closure cost obligations for periods commencing on or after January 1, 2010 have been calculated based on the adjusted amounts of reclamation and closure cost obligations at January 1, 2010;

(ii)

recognized the cumulative net actuarial gains on the Company’s defined benefit plans which had not yet been recognized under Canadian GAAP in the amount of $3 million in opening retained earnings at January 1, 2010;

(iii)	recognized the $102 million cumulative translation difference from translating the Company’s Canadian operations prior to April 1, 2005 in opening retained earnings at January 1, 2010; and

(iv)

measure an item of property, plant and equipment at fair value using the written-down carrying amount of the Pamour open pit, included in the carrying amount of the Porcupine mining interests, and use that fair value as measured under Canadian GAAP at December 31, 2008, less subsequent depreciation and depletion, and use that fair value as the deemed cost of the Pamour pit on January 1, 2010. As a result of this election, the Company reclassified $19 million from accumulated depreciation, depletion and impairment loss to costs of mining properties at January 1, 2010. The election had no impact on total equity.

(e)

In accordance with IAS 12, the Company reclassified $108 million in deferred income tax liabilities from current to non-current liabilities at January 1, 2010 (December 31, 2010 – $175 million) and $4 million in deferred income tax assets from current to non-current assets (December 31, 2010 – $46 million).

In accordance with IFRS 5 – Non-current Assets Held For Sale (“IFRS 5”), the Company reclassified the carrying amount of the El Limón mining property from non-current assets to current asset held for sale.

(f)

The significant impacts of IFRS on the Company’s consolidated balance sheet at December 31, 2010 include those described above and those described below in the reconciliation of the Company’s condensed statements of earnings and comprehensive income. In addition, the Company made the following adjustment:

(i)

retrospectively adjusted the carrying amount of the non-controlling interest in El Morro based on the final measurements determined during the fourth quarter of 2010 for assets and liabilities acquired in the El Morro business combination on February 16, 2010. The significant impacts of the retrospective adjustment were to increase mining interests and deferred income tax liabilities by $39 million and $43 million, respectively, and reduce non-controlling interests by $7 million at December 31, 2010.

(g)	As the Company finalized the Andean purchase price allocation during the fourth quarter of 2011, the Company retrospectively adjusted the Canadian GAAP consolidated balance sheet.

90    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Condensed consolidated statements of earnings and comprehensive income

Year ended December 31, 2010	Canadian GAAP, as previously reported	Income taxes (a)	Convertible notes and share purchase warrants (b)(c)	San Dimas discontinued operation (d)	Other (e)	IFRS
Revenues	$3,800	$-	$-	$(62)	$-	$3,738
Mine operating costs	(2,101)	-	-	31	(8)	(2,078)
Earnings from mine operations	1,699	-	-	(31)	(8)	1,660
Share of earnings and losses of associates, net of tax	-	-	-	-	(8)	(8)
Exploration and evaluation costs and corporate administration	(229)	-	-	-	(7)	(236)
Earnings from operations	1,470	-	-	(31)	(23)	1,416
Losses on derivatives, net	(62)	-	29	-	-	(33)
Gains on dispositions of mining interests, net	780	-	-	(373)	-	407
Losses on foreign exchange, net	(355)	354	-	1	-	-
Other	(107)	-	(4)	1	39	(71)
Earnings from continuing operations before taxes	1,726	354	25	(402)	16	1,719
Income taxes	(346)	85	(1)	(48)	3	(307)
Net earnings from continuing operations	1,380	439	24	(450)	19	1,412
Net earnings from discontinued operations	186	(4)	-	450	(1)	631
Net earnings	$1,566	$435	$24	$-	$18	$2,043
Other comprehensive income, net of tax	$323	$-	$-	$-	$-	$323
Total comprehensive income	$1,889	$435	$24	$-	$18	$2,366

The significant impacts of IFRS on the Company’s consolidated statements of earnings and comprehensive income are as follows:

(a)

For the year ended December 31, 2010, the Company reclassified foreign exchange losses on deferred income taxes to deferred income tax recovery adjustments, and recorded a $439 million deferred income tax recovery adjustment to reflect the impact of foreign exchange movements on its foreign non-monetary assets and liabilities in accordance with IAS 12. Additionally, the Company recorded $4 million in current income tax expense relating to intercompany gains which was eliminated under Canadian GAAP for the year ended December 31, 2010.

(b)

For the year ended December 31, 2010, the Company recognized a decrease in net earnings of $5 million to reflect the $1 million increase in fair value of the conversion feature of the Company’s Notes during the period and $4 million additional interest expense on the Notes as a result of accounting for the Company’s Notes using the principles of IAS 32 and IAS 39 as described above.

(c)

For the year ended December 31, 2010, the Company recognized an increase in net earnings of $30 million to reflect the change in fair value of the share purchase warrants outstanding during the year as a result of accounting for the share purchase warrants using the principles of IAS 39 as described above.

(d)

In accordance with the criteria under IFRS 5 for classification of a component of the Company that has been disposed of, the Company has presented the results of San Dimas in net earnings from discontinued operations.

GOLDCORP    |    91

(in United States dollars, tabular amounts in millions, except where noted)

(e)	For the year ended December 31, 2010, the Company:

(i)

capitalized an additional $44 million of borrowing costs incurred (net of tax – $39 million) as part of the costs of mining properties in accordance with IAS 23, which were expensed under Canadian GAAP;

(ii)

increased its provision for reclamation and closure costs by $22 million (net of tax – $16 million) to reflect the re-measurement of the Company’s obligations at the end of each reporting period in accordance with IAS 37; and

(iii)

recorded a provision for constructive obligations in the amount of $7 million (net of tax – $5 million), in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), which were not recognized under Canadian GAAP.

Consolidated Statements of Cash Flows

For IFRS purposes, the Company has presented the cash flows of San Dimas in cash flows from discontinued operations in accordance with IAS 7 – Statement of Cash Flows. In addition, interest incurred that is capitalized and included in the carrying amount of qualifying mining properties has been presented as cash flows from investing activities. As a result, the Company’s cash flows from continuing operations prepared and reported in these consolidated financial statements in accordance with IFRS differ from those prepared in accordance with Canadian GAAP and as previously reported as follows:

Year ended December 31, 2010:

(i)	Net cash provided by operating activities of continuing operations – decreased from $1,787 million to $1,764 million.

(ii)	Net cash used in investing activities of continuing operations – increased from $2,249 million to $2,398 million.

OUTLOOK

For 2012, the Company expects to produce approximately 2.6 million ounces of gold at a total cash cost of $250 to $275 per ounce on a by-product basis. On a co-product basis, the Company is forecasting total cash costs in the range of $550 to $600 per ounce of gold, based on an allocation of Peñasquito operating expenses against the four primary metals produced in proportion to assumed revenues. Assumptions used to forecast total cash costs for 2012 include $1,600 per ounce of gold; by-product metal prices of $34.00 per ounce silver; $3.50 per pound copper; $0.90 per pound zinc; $0.90 per pound lead; an oil price of $95 per barrel; and the Canadian dollar and Mexican peso at $1.00 and $13.00, respectively, to the US dollar.

Capital expenditures for 2012 are forecast at approximately $2.6 billion of which approximately 60% is allocated to projects and 40% to operations. Major project expenditures in 2012 include approximately $0.5 billion at Cerro Negro, $0.4 billion at Éléonore, $0.35 billion at Pueblo Viejo, and $0.2 billion at El Morro. Exploration expenditures in 2012 are expected to amount to approximately $0.2 billion, of which approximately one third is expected to be expensed. Goldcorp’s primary focus will remain on the replacement of reserves mined and on extending existing gold zones at all of its prospective mines and projects. Corporate administration expense, excluding stock based compensation, is forecast at $160 million for 2012. Depreciation, depletion and amortization expense is expected to be approximately $325 per ounce. The company expects an overall effective tax rate of 30% for 2012.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

92    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The financial reporting changes that resulted from the application of IFRS accounting policies which were implemented during the year ended December 31, 2011 have not materially affected, or are not reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on scope of design

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Alumbrera, an entity in which the Company holds a 37.5% interest because the Company does not have the ability to dictate or modify controls at this entity and the Company does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2.2% of total assets, 1.9% of net assets, 10.6% of revenues, 7.9% of earnings from operations and 6.3% of net earnings of the Company, as of and for the year ended December 31, 2011, as disclosed in the Company’s consolidated financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and

GOLDCORP    |    93

(in United States dollars, tabular amounts in millions, except where noted)

condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2010 available at www.sedar.com and to the Company’s Annual Information Form for the year ended December 31, 2011 to be filed on SEDAR. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

94    |    GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of Goldcorp for the year ended December 31, 2010 available at www.sedar.com, and to the Company’s Annual Information Form for the year ended December 31, 2011 to be filed on SEDAR for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

GOLDCORP    |    95

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the Audit Committee, which is composed of non-executive directors. The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada
February 15, 2012

96    |    GOLDCORP

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the accompanying consolidated financial statements of Goldcorp Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010, and January 1, 2010, and the consolidated statements of earnings, comprehensive income, cash flows, and changes in equity for the years ended December 31, 2011 and December 31, 2010, and the notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc. and its subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

February 15, 2012

Vancouver, Canada

GOLDCORP    |    97

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Goldcorp Inc. (“Goldcorp” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Goldcorp;

ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that Goldcorp receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

iii.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp assets that could have a material effect on Goldcorp’s consolidated financial statements.

We have excluded from our assessment the internal control over financial reporting at Minera Alumbrera Ltd. (“Alumbrera”) in which we hold a 37.5% interest because we do not have the ability to dictate or modify controls at this entity and we do not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2.2% of total assets, 1.9% of net assets, 10.6% of revenues, 7.9% of earnings from operations and associates and 6.3% of net earnings of Goldcorp, as of and for the year ended December 31, 2011, as disclosed in the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2011, Goldcorp’s internal control over financial reporting was effective.

The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2011, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2011, as stated in their report which appears on the following page.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada

February 15, 2012

98    |    GOLDCORP

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the internal control over financial reporting of Goldcorp Inc. and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”), in which the Company holds a 37.5% interest and proportionally consolidates in the accompanying consolidated financial statements, because the Company does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2.2% of total assets, 1.9% of net assets, 10.6% of revenues, 7.9% of earnings from operations and associates and 6.3% of net earnings of the consolidated financial statements as of and for the year ended December 31, 2011. Accordingly, our audit did not include the internal control over financial reporting at Alumbrera. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2011 of the Company and our report dated February 15, 2012 expressed an unqualified opinion on those consolidated financial statements.

Independent Registered Chartered Accountants

February 15, 2012

Vancouver, Canada

GOLDCORP    |    99

CONSOLIDATED STATEMENTS OF EARNINGS

YEARS ENDED DECEMBER 31

(In millions of United States dollars, except for per share amounts)

	Note	2011	2010
Revenues	19	$5,362	$3,738
Mine operating costs
Production costs	9	(2,042)	(1,476)
Depreciation and depletion	16(a) & 19	(694)	(602)
		(2,736)	(2,078)
Earnings from mine operations		2,626	1,660
Exploration and evaluation costs	16(c)	(61)	(52)
Share of net earnings and losses of associates	17	(98)	(8)
Corporate administration	28(c) & (d)	(229)	(184)
Earnings from operations and associates	19	2,238	1,416
Gains on disposition of securities, net	26(b)(i)	319	1
Impairment of available-for-sale securities	26(b)(ii)	(87)	(2)
Gains (losses) on derivatives, net	26(a)	82	(33)
Gains on dispositions of mining interests, net	8, 12 & 16(g)	-	407
Finance costs	10	(23)	(26)
Other income (expenses)		38	(44)
Earnings from continuing operations before taxes		2,567	1,719
Income taxes	25	(686)	(307)
Net earnings from continuing operations		1,881	1,412
Net earnings from discontinued operations	11 & 16(h)	-	631
Net earnings		$1,881	$2,043
Net earnings from continuing operations attributable to:
Shareholders of Goldcorp Inc.		$1,881	$1,412
Non-controlling interests	30	-	-
		$1,881	$1,412
Net earnings attributable to:
Shareholders of Goldcorp Inc.		$1,881	$2,051
Non-controlling interests	30	-	(8)
		$1,881	$2,043
Net earnings per share from continuing operations	29
Basic		$2.34	$1.92
Diluted		2.18	1.87
Net earnings per share	29
Basic		$2.34	$2.79
Diluted		2.18	2.71

The accompanying notes form an integral part of these consolidated financial statements.

100    |    GOLDCORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31

(In millions of United States dollars)

	Note	2011	2010
Net earnings		$1,881	$2,043
Other comprehensive (loss) income, net of tax	26(b)
Mark-to-market (losses) gains on securities		(199)	321
Reclassification adjustment for realized gain on disposition of securities included in net earnings		(294)	-
Reclassification adjustment for impairment losses included in net earnings		76	2
		(417)	323
Total comprehensive income		$1,464	$2,366
Attributable to:
Shareholders of Goldcorp Inc.		$1,464	$2,374
Non-controlling interests	30	-	(8)
		$1,464	$2,366

The accompanying notes form an integral part of these consolidated financial statements.

GOLDCORP    |    101

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31

(In millions of United States dollars)

	Note	2011	2010
Operating Activities
Net earnings from continuing operations		$1,881	$1,412
Adjustments for:
Reclamation expenditures	24	(23)	(16)
Gains on disposition of securities	26(b)(i)	(319)	(1)
Impairment of available-for-sale securities	26(b)(ii)	87	2
Gains on dispositions of mining interests, net	8, 12 & 16(g)	-	(407)
Items not affecting cash
Depreciation and depletion	16(a) & 19	694	602
Share of net earnings and losses of associates	17	98	8
Share-based compensation expense	28(c) & (d)	100	63
Realized gain on share purchase warrants, net	26(a)(ii)	(33)	-
Unrealized (gains) losses on derivatives, net	26(a)	(61)	39
Accretion of reclamation and closure cost obligations	24	14	15
Deferred income tax expense (recovery)	25	213	(57)
Other		41	33
Change in working capital	31	(326)	71
Net cash provided by operating activities of continuing operations		2,366	1,764
Net cash provided by operating activities of discontinued operations	11 & 16(h)	-	16
Investing Activities
Acquisitions, net of cash acquired	31	-	(1,318)
Investment in common shares of Tahoe	16(j)	-	(144)
Expenditures on mining interests	19(i)	(1,677)	(1,171)
Deposits on mining interests expenditures		(101)	(42)
Interest paid	16(b), 19(i) & 23	(17)	(12)
Repayment of capital investment in Pueblo Viejo	16(d)	64	192
Proceeds from dispositions of mining interests, net	8 & 16(g)	-	267
Purchases of securities and other investments	31	(507)	(19)
Proceeds from sales of securities and other investments, net	26(b)(i) & 31	735	-
Income taxes paid on disposition of Silver Wheaton shares		-	(149)
Other	31	(5)	(2)
Net cash used in investing activities of continuing operations		(1,508)	(2,398)
Net cash (used in) provided by investing activities of discontinued operations	11, 16(h) & 31	(58)	310
Financing Activities
Debt borrowings		-	1,120
Debt repayments		-	(1,120)
Common shares issued, net of issue costs	26(a)(ii) & 28(a)	477	96
Dividends paid to shareholders	29	(330)	(154)
Net cash provided by (used in) financing activities of continuing operations		147	(58)
Net cash provided by financing activities of discontinued operations	11 & 16(h)	-	50
Effect of exchange rate changes on cash and cash equivalents		(1)	(3)
Increase (decrease) in cash and cash equivalents		946	(319)
Cash and cash equivalents, beginning of year		556	875
Cash and cash equivalents, end of year	31	$1,502	$556

Supplemental cash flow information (note 31)

The accompanying notes form an integral part of these consolidated financial statements.

102    |    GOLDCORP

CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars)

	Note	At December 31 2011	At December 31 2010	At January 1 2010
Assets			(note 7(a))
Current assets
Cash and cash equivalents	31	$1,502	$556	$875
Accounts receivable	26(a)	473	444	279
Inventories and stockpiled ore	13	574	397	349
Notes receivable	14	40	64	-
Asset held for sale	12	-	-	57
Other	15	361	117	95
		2,950	1,578	1,655
Mining interests
Owned by subsidiaries	16	22,673	21,974	16,731
Investments in associates	16 & 17	1,536	1,251	565
	16	24,209	23,225	17,296
Goodwill	20	1,737	1,737	762
Investments in securities	21	207	924	388
Note receivable	14	42	47	-
Deposits on mining interests expenditures		73	6	87
Other	22	156	122	116
Total assets	19	$29,374	$27,639	$20,304
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$619	$567	$392
Income taxes payable		48	224	184
Derivative liabilities	26(a)	65	97	11
Other		39	28	49
		771	916	636
Deferred income taxes	25	5,560	5,424	3,897
Long-term debt	23	737	695	656
Derivative liabilities	26(a)	237	328	303
Provisions	24	375	354	298
Income taxes payable		113	102	48
Other		96	54	40
Total liabilities	19	7,889	7,873	5,878
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		16,992	16,407	13,463
Investment revaluation reserve		43	460	137
Retained earnings		4,237	2,686	775
		21,272	19,553	14,375
Non-controlling interests	30	213	213	51
Total equity		21,485	19,766	14,426
Total liabilities and equity		$29,374	$27,639	$20,304

Commitments and contingencies (notes 7(b), 16(l), 26(d)(i) & (ii), 33 & 34)

Approved by the Board of Directors and authorized for issue on February 15, 2012.

Charles Jeannes, Director	Ian Telfer, Director

The accompanying notes form an integral part of these consolidated financial statements.

GOLDCORP    |    103

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of United States dollars, shares in thousands)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total
At January 1, 2011	798,374	$16,258	$149	$460	$2,686	$19,553	$213	$19,766
Total comprehensive income
Net earnings	-	-	-	-	1,881	1,881	-	1,881
Other comprehensive loss	-	-	-	(417)	-	(417)	-	(417)
	-	-	-	(417)	1,881	1,464	-	1,464
Shares issued in connection with the exercise of share purchase warrants (note 26(a)(ii))	7,849	372	-	-	-	372	-	372
Stock options exercised and restricted share units vested (notes 28(a) and (b))	3,718	163	(43)	-	-	120	-	120
Share-based compensation expense (note 28(c))	-	-	93	-	-	93	-	93
Dividends (note 29)	-	-	-	-	(330)	(330)	-	(330)
At December 31, 2011	809,941	$16,793	$199	$43	$4,237	$21,272	$213	$21,485

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total
At January 1, 2010	733,557	$13,341	$122	$137	$775	$14,375	$51	$14,426
Total comprehensive income
Net earnings	-	-	-	-	2,051	2,051	(8)	2,043
Other comprehensive income	-	-	-	323	-	323	-	323
	-	-	-	323	2,051	2,374	(8)	2,366
Common shares issued in connection with the acquisition of the Cerro Negro project (note 7(a))	61,059	2,785	-	-	-	2,785	-	2,785
Stock options exercised and restricted share units vested (notes 28(a) and (b))	3,758	132	(36)	-	-	96	-	96
Share-based compensation expense (note 28(c))	-	-	63	-	-	63	-	63
Non-controlling interest in El Morro (note 30)	-	-	-	-	-	-	213	213
Change in ownership (note 30)	-	-	-	-	14	14	(43)	(29)
Dividends (note 29)	-	-	-	-	(154)	(154)	-	(154)
At December 31, 2010	798,374	$16,258	$149	$460	$2,686	$19,553	$213	$19,766

The accompanying notes form an integral part of these consolidated financial statements.

104    |    GOLDCORP

(In millions of United States dollars, except where noted)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

At December 31, 2011, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at December 31, 2011 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic (note 34(b)); the El Morro gold/copper project (70% interest) in Chile (note 34(a)); the Noche Buena and Camino Rojo gold/silver projects in Mexico and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 35.3% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine (“San Dimas”)) in Mexico (note 11(a)), and a 40.6% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver project in Guatemala (“Escobal”) (note 8).

2.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Statement of Compliance

These consolidated financial statements represent the Company’s first IFRS annual consolidated financial statements and have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board (“IASB”). IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010 and these consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2011, with significant accounting policies as described in note 3.

First-time adoption of IFRS

The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The basis of preparation of these consolidated financial statements is different to that of the Company’s prior year consolidated financial statements prepared in accordance with Canadian GAAP due to the Company’s transition to IFRS. The disclosures required by IFRS 1 demonstrating the impact of the transition to IFRS with a transition date of January 1, 2010 on the financial position and financial performance of the Company are provided in note 35. Note 35 includes reconciliations of the Company’s consolidated balance sheets and statements of earnings and comprehensive income as at the date of transition and for the 2010 comparative periods prepared in accordance with Canadian GAAP and as previously reported or revised, to those prepared and reported in these consolidated financial statements in accordance with IFRS.

GOLDCORP    |    105

(In millions of United States dollars, except where noted)

IFRS 1 requires accounting policies under IFRS to be applied retrospectively as of the transition date of January 1, 2010, with certain exemptions which the Company has elected to apply. Elections made by the Company were to:

(i)

not account for business combinations that occurred prior to January 1, 2010 using the principles of IFRS 3 – Business Combinations and instead retain the accounting treatment applied under Canadian GAAP;

(ii)

measure an item of property, plant and equipment at fair value using the written-down carrying amount of the Pamour open pit (included in the carrying amount of the Porcupine mining interests) as measured under Canadian GAAP at December 31, 2008, less subsequent depreciation and depletion, and use that fair value as the deemed cost of the Pamour pit on January 1, 2010;

(iii)	apply the principles of IAS 23 – Borrowing costs (“IAS 23”) for capitalization of borrowing costs incurred prospectively from January 1, 2010;

(iv)

not apply the recognition and measurement principles of IFRIC 1 – Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”) for changes in such liabilities that occurred before January 1, 2010; and instead measure the Company’s reclamation and closure cost obligations in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) as at January 1, 2010, estimating the amounts that would have been included in the costs of the related mining properties when the obligations first arose using a historical discount rate and recalculate the accumulated depreciation and depletion for such assets as at January 1, 2010;

(v)

not re-measure share-based compensation expense relating to stock options and restricted share units granted prior to November 7, 2002, or those granted after November 7, 2002 which have vested prior to January 1, 2010, using the recognition and measurement principles of IFRS 2 – Share-based Payment;

(vi)	recognize the cumulative effect of actuarial gains and losses on defined benefit pension plans in opening retained earnings at January 1, 2010; and

(vii)

recognize the cumulative translation differences resulting from translating the Company’s Canadian operations prior to April 1, 2005, when the Canadian dollar was determined to be the functional currency of the Company’s Canadian operations, in opening retained earnings at January 1, 2010.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

(a)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for derivative assets and liabilities and other financial assets classified as at fair value through profit or loss or available-for-sale which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b)	Currency of presentation

All amounts are expressed in millions of United States (“US”) dollars, unless otherwise stated. References to C$ are to Canadian dollars.

(c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the

106    |    GOLDCORP

(In millions of United States dollars, except where noted)

consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries (mine site and operating segments) of Goldcorp and their geographic locations at December 31, 2011 were as follows:

Direct parent company (mine site and operating segment) (note 19)	Location	Ownership interest	Mining properties and development projects owned (note 16)
Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project
Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mines
Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore project
Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mine, and Camino Rojo (note 7(d)) and Noche Buena projects
Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Los Filos mines
Minas de la Alta Pimeria S.A. de C.V. (“El Sauzal”)	Mexico	100%	El Sauzal mine
Montana Exploradora de Guatemala S.A. (“Marlin”)	Guatemala	100%	Marlin mine (note 34(c))
Entre Mares de Guatemala S.A. (“Cerro Blanco”)	Guatemala	100%	Cerro Blanco project
Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro project (note 7(a))
Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Wharf mine
Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	El Morro project (notes 7(c) & 34(a))

Intercompany transactions and balances between the Company and its subsidiaries are eliminated.

These consolidated financial statements also include the following significant investments in associates (note 3(e)) that are accounted for using the equity method and investments in a jointly controlled entity and jointly controlled assets (note 3(d)) that are proportionately consolidated:

	Location	Ownership interest	Mining properties and development projects owned (note 16)
Associates (note 17)
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Pueblo Viejo project (note 34(b))
Primero Mining Corp.	Mexico	35.3%	San Dimas mines (note 11(a))
Tahoe Resources Inc.	Guatemala	40.6%	Escobal (note 8)
Jointly controlled entity (note 18)
Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Alumbrera mine
Jointly controlled assets
Marigold Mining Company (“Marigold”)	United States	66.7%	Marigold mine

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries, associates and joint ventures, to conform the significant accounting policies used in their preparation to those used by the Company.

A special purpose entity (“SPE”), as defined by SIC 12 – Consolidation – Special Purpose Entities (“SIC 12”), is consolidated by the Company when the Company controls the SPE. The Company has determined that none of the entities in which it has interests meet the definition of an SPE.

GOLDCORP    |    107

(In millions of United States dollars, except where noted)

(d)	Interests in joint ventures

The Company conducts a portion of its business through joint ventures whereby the joint venture participants are bound by contractual agreements establishing joint control. Joint control exists when unanimous consent of the joint venture participants is required regarding strategic, financial and operating policies of the joint venture.

The Company has interests in two types of joint ventures:

Jointly controlled entity

A jointly controlled entity is a corporation, partnership or other entity in which each joint venture participant holds an interest. A jointly controlled entity controls the assets of the joint venture, earns its own income, and incurs its own liabilities and expenses. The Company has chosen to account for interests in jointly controlled entities using the proportionate consolidation method, whereby the Company’s proportionate interest in the assets, liabilities, revenues and expenses are recognized within each applicable line item of the consolidated financial statements. The Company’s share of results in jointly controlled entities has been and will be recognized in the Company’s consolidated financial statements from the date the Company obtained joint control to the date at which it loses joint control.

Intercompany transactions between the Company and jointly controlled entities are eliminated to the extent of the Company’s interest.

Jointly controlled assets

Jointly controlled assets do not give rise to the establishment of a separate jointly controlled entity but are jointly owned and dedicated to the purposes of the joint venture. With respect to its interest in jointly controlled assets, the Company records its proportionate share of jointly controlled assets, liabilities it has incurred with the other joint venture participant, revenues generated by the jointly controlled assets and expenses incurred by the joint venture. The Company’s share of results in the jointly controlled assets has been and will be recognized in the Company’s consolidated financial statements from the date the Company obtained joint control to the date at which it loses joint control.

Intercompany transactions between the Company and jointly controlled assets are eliminated to the extent of the Company’s interest.

(e)	Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. The Company’s investments in associates are included in mining interests on the Consolidated Balance Sheets.

Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated.

108    |    GOLDCORP

(In millions of United States dollars, except where noted)

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating that there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs to sell and value in use. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

(f)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of dividends, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

(i)	has begun planned principal activities;

(ii)	has employees, intellectual property and other inputs and processes that could be applied to those inputs;

(iii)	is pursuing a plan to produce outputs; and

(iv)	will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their fair values at acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

GOLDCORP    |    109

(In millions of United States dollars, except where noted)

It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)	The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;

(ii)	The consideration transferred in exchange for an interest in the acquiree;

(iii)	In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and

(iv)	The resulting goodwill or gain on a bargain purchase.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the fair value of net assets acquired, is recorded as goodwill.

(g)	Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resell.

A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

(h)	Assets and liabilities held for sale

A non-current asset or disposal group of assets and liabilities (“disposal group”) is classified as held for sale when it meets the following criteria:

(i)	The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

(ii)	The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:

a.	The appropriate level of management must be committed to a plan to sell the asset (or disposal group);

b.	An active program to locate a buyer and complete the plan must have been initiated;

c.	The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

110    |    GOLDCORP

(In millions of United States dollars, except where noted)

d.	The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and

e.	Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

(i)	Foreign currency translation

The functional and presentation currency of the Company and each of its subsidiaries, associates and joint ventures is the US dollar. Accordingly, the foreign currency transactions and balances of the Company’s subsidiaries, associates and joint ventures are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar (“foreign currencies”) are translated into US dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are translated using the average monthly exchange rates.

Foreign exchange gains and losses are recognized in net earnings and presented in the Consolidated Statements of Earnings in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Consolidated Statements of Cash Flows.

(j)	Revenue recognition

Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that is typically a few months after the shipment date. The Company records adjustments to revenues monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal concentrate sales are therefore measured at fair value. Refining and treatment charges are netted against revenues from metal concentrate sales.

(k)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares outstanding during the period. For purposes of calculating diluted earnings per share, proceeds from the potential exercise of dilutive stock options, restricted share units and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period. In addition, the effect of the Company’s dilutive share purchase warrants includes adjusting the numerator for mark-to-market gains and losses recognized in net earnings during the period for changes in the fair value of the dilutive share purchase warrants. The dilutive effect of the Company’s convertible senior notes is determined by adjusting the numerator for interest expensed during the period, net of tax, and for mark-to-market gains and losses recognized in net earnings during the period for changes in the fair value of the conversion feature of the outstanding notes, and the denominator for the additional weighted average number of common shares on an “if converted” basis as at the beginning of the period.

GOLDCORP    |    111

(In millions of United States dollars, except where noted)

(l)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

(m)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mines is stockpiled and subsequently processed into finished goods (gold and by-products in doré or concentrate form). Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the average cost per recoverable ounce of gold. The average costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs.

The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process at the Peñasquito, Los Filos, Marigold and Wharf mines. Under this method, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained within the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests and refining costs, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

Supplies are measured at average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value.

The costs of inventories sold during the period are presented as mine operating costs in the Consolidated Statements of Earnings.

(n)	Mining interests

Mining interests include mining properties and related plant and equipment.

Mining properties

Mining properties are comprised of reserves, resources and exploration potential. The value associated with resources and exploration potential is the value beyond proven and probable reserves.

Resources represent the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within: (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property.

112    |    GOLDCORP

(In millions of United States dollars, except where noted)

Recognition

Capitalized costs of mining properties include the following:

(i)	Costs of acquiring production, development and exploration stage properties in asset acquisitions;

(ii)	Costs attributed to mining properties acquired in business combinations;

(iii)	Expenditures incurred to develop mining properties;

(iv)	Economically recoverable exploration and evaluation expenditures;

(v)	Borrowing costs incurred that are attributable to qualifying mining properties;

(vi)	Certain costs incurred during production, net of proceeds from sales, prior to reaching operating levels intended by management; and

(vii)	Estimates of reclamation and closure costs (note 3(q)).

Acquisitions:

The cost of acquiring a mining property either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Development expenditures:

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves are capitalized and included in the carrying amount of the related property in the period incurred, when management determines that it is probable that the expenditures will result in a future economic benefit to the Company.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (“stripping costs”). Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized and included in the carrying amount of the related mining property.

Exploration and evaluation expenditures:

The costs of acquiring rights to explore, exploratory drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves are exploration and evaluation expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Exploration and evaluation expenditures incurred subsequent to the establishment of economic recoverability are capitalized and included in the carrying amount of the related mining property.

Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

•	Geology: there is sufficient geologic certainty of converting a mineral deposit into a proven and probable reserve. There is a history of conversion to reserves at operating mines;

•

Scoping or feasibility: there is a scoping study or preliminary feasibility study that demonstrates the additional reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recover the incremental costs of extraction and production;

•	Accessible facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable;

GOLDCORP    |    113

(In millions of United States dollars, except where noted)

•

Life of mine plans: an overall life of mine plan and economic model to support the economic extraction of reserves and resources exists. A long-term life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body; and

•	Authorizations: operating permits and feasible environmental programs exist or are obtainable.

Prior to capitalizing exploratory drilling, evaluation, development and related costs, management determines that the following conditions have been met:

(i)	It is probable that a future economic benefit will flow to the Company;

(ii)	The Company can obtain the benefit and controls access to it;

(iii)	The transaction or event giving rise to the future economic benefit has already occurred; and

(iv)	Costs incurred can be measured reliably.

Borrowing costs:

Borrowing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use. All other borrowing costs are expensed in the period in which they are incurred.

Capitalization of borrowing costs incurred commences on the date the following three conditions are met:

(i)	Expenditures for the qualifying asset are being incurred;

(ii)	Borrowing costs are being incurred; and

(iii)	Activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Costs incurred during production:

Capitalization of costs incurred ceases when the mining property has reached operating levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Development costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunnelling) costs of production drifts to develop the ore body in the current production cycle.

During the production phase of a mine, stripping costs incurred that provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in mine operating costs in the period in which they are incurred.

Measurement

Mining properties are recorded at cost less accumulated depletion and impairment losses.

Depletion:

The carrying amounts of mining properties are depleted using the unit-of-production method over the estimated recoverable ounces, when operating levels intended by management for the mining properties have been reached. Under this method, depletable costs are multiplied by the number of ounces produced divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources.

114    |    GOLDCORP

(In millions of United States dollars, except where noted)

Operating levels as intended by management for a mining property are considered to be reached when operational commissioning of major mine and plant components is complete, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued. Other factors include one or more of the following:

(i)	A significant portion of plant/mill capacity has been achieved;

(ii)	A significant portion of available funding is directed towards operating activities;

(iii)	A pre-determined, reasonable period of time has passed; or

(iv)	Significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources at each financial year end and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Impairment:

At the end of each reporting period, the Company reviews its mining properties and plant and equipment at the cash-generating unit (“CGU”) level to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company’s CGUs are its significant mine sites, represented by its principal producing mining properties and significant development projects. In certain circumstances, where the recoverable amount of an individual asset can be determined, impairment is performed at the individual asset level.

The recoverable amount of a mine site is the greater of its fair value less costs to sell and value in use. In determining the recoverable amounts of each of the Company’s mine sites, the Company uses the fair value less costs to sell as this will generally be greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs to sell is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future after-tax cash flows, the Company uses its after-tax weighted average cost of capital. Estimated cash flows are based on expected future production, metal selling prices, operating costs and non-expansionary capital expenditures, excluding those cash flows arising from future enhancements of the asset. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related deferred income tax balances, net of the mine site reclamation and closure cost provision. In addition, the carrying amounts of the Company’s corporate assets are allocated to the relevant mine sites for impairment purposes. Impairment losses are recognized in net earnings in the period in which they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative carrying amounts of those assets at the date of impairment. Those mine sites which have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously less subsequent depreciation and depletion. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

GOLDCORP    |    115

(In millions of United States dollars, except where noted)

Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Costs capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit of production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Mill and mill components	life of mine
Underground infrastructure	life of mine
Mobile equipment components	3 to 15 years

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings.

(o)	Goodwill

Goodwill typically arises on the Company’s acquisitions due to: (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should the value recover.

Upon disposal or abandonment of a mine site, the carrying amount of goodwill allocated to that mine site is derecognized and included in the calculation of the gain or loss on disposal or abandonment.

(p)	Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other income tax deductions. Deferred income tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

116    |    GOLDCORP

(In millions of United States dollars, except where noted)

In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred income tax assets and liabilities are recognized for the tax effects of these differences. Deferred income tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. The measurement of deferred income tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover and settle the carrying amounts of its assets and liabilities, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period in which the change is substantively enacted.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery in the Consolidated Statements of Earnings.

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

(q)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i)	The Company has a present obligation (legal or constructive) as a result of a past event;

(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii)	A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i)

By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii)	As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in finance costs in the Consolidated Statements of Earnings.

Reclamation and closure cost obligations

The Company records a provision for the estimated future costs of reclamation and closure of operating and inactive mines and development projects, which are discounted to net present value using the risk-free interest rate applicable to the future cash outflows. Estimates of future costs represent management’s best estimates which incorporate

GOLDCORP    |    117

(In millions of United States dollars, except where noted)

assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. The provision for the Company’s reclamation and closure cost obligations is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the Consolidated Statements of Earnings. The provision for reclamation and closure cost obligations is re-measured at the end of each reporting period for changes in estimates and circumstances. Changes in estimates and circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the risk-free interest rates.

Reclamation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized reclamation and closure costs, in which case, the capitalized reclamation and closure costs is reduced to nil and the remaining adjustment is included in production costs in the Consolidated Statements of Earnings. Reclamation and closure cost obligations related to inactive mines are included in production costs in the Consolidated Statements of Earnings on initial recognition and subsequently when re-measured.

(r)	Financial instruments

Measurement – initial recognition

On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Classification and measurement – subsequent to initial recognition

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classified as at fair value through profit or loss:

Financial assets and liabilities classified as at FVTPL are measured at fair value with changes in fair values recognized in net earnings. Financial assets and liabilities are classified as at FVTPL when: (i) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (ii) they meet the criteria for being designated as at FVTPL and have been designated as such on initial recognition. A contract to buy or sell non-financial items that can be settled net in cash, which include non-financial items that are readily convertible to cash, that has not been entered into and held for the purpose of receipt or delivery of non-financial items in accordance with the Company’s expected purchase, sale or use meets the definition of a non-financial derivative.

A contract that will or may be settled in the entity’s own equity instruments and is a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is classified as a financial liability as at FVTPL.

Classified as available-for-sale:

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or as at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s investments in marketable securities and equity securities are classified as available-for-sale and are measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (“OCI”) and accumulated in the investment revaluation reserve within equity until the financial assets are derecognized or there is objective evidence that the financial assets are impaired. When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are

118    |    GOLDCORP

(In millions of United States dollars, except where noted)

reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period. Impairment losses previously recognized for available-for-sale investments, except for investments in equity securities, are reversed when the fair values of the investments increase. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

Loans and receivables, held-to-maturity investments, and other financial liabilities:

Financial assets classified as loans, held-to-maturity investments, and receivables and other financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the effective interest income or interest expense over the term of the financial asset or financial liability, respectively. The interest rate is the rate that exactly discounts estimated future cash receipts or payments throughout the term of the financial instrument to the net carrying amount of the financial asset or financial liability, respectively. When there is objective evidence that an impairment loss on a financial asset measured at amortized cost has been incurred, an impairment loss is recognized in net earnings for the period measured as the difference between the financial asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s effective interest rate at initial recognition.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that financial assets are impaired. A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows of the financial asset that can be reliably estimated.

Compound instruments

The Company recognizes separately the components of a financial instrument that: (i) creates a financial liability of the Company; and (ii) grants an option to the holder of the instrument to convert it into an equity instrument of the Company (provided the conversion option meets the definition of equity). An option to convert into an equity instrument is classified as a financial liability when either the holder or the issuer of the option has a choice over how it is settled. Transaction costs of a compound instrument are allocated to the components of the instrument in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the debt component are deducted from the carrying amount of the debt and included in the determination of the effective interest rate used to record interest expense during the period to maturity of the debt. Transaction costs allocated to the derivative liability component are expensed on initial recognition as with all other financial assets and liabilities classified as at FVTPL. Transaction costs allocated to the equity component are deducted from equity as share issue costs.

Until the liability is settled, the fair value of the conversion feature of the Company’s convertible notes, which is classified as a financial liability, is re-measured at the end of each reporting period with changes in fair value recognized in net earnings. The fair value is estimated using an option pricing model based on a discounted cash flow utilizing a discount rate which incorporates an option adjusted credit spread, and the trading price of the notes at the balance sheet date.

(s)	Share-based payments

The fair value of the estimated number of stock options and restricted share units (“RSUs”) awarded to employees, officers and directors that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration in the Consolidated Statements of Earnings over the vesting period of the stock options and RSUs, with a corresponding increase to equity. The fair value of stock options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair

GOLDCORP    |    119

(In millions of United States dollars, except where noted)

value of RSUs is the market value of the underlying shares as of the date of grant. Stock options and RSUs with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

Performance share units (“PSUs”) awarded to eligible executives are settled in cash. The fair value of the estimated number of PSUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration in the Consolidated Statements of Earnings over the vesting period of the PSUs, with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of PSUs is estimated using a binomial model to determine the expected market value of the underlying Goldcorp shares on settlement date, multiplied by the expected target settlement percentage.

(t)	Non-controlling interests

Non-controlling interests in the Company’s less than wholly-owned subsidiaries are classified as a separate component of equity. On initial recognition, non-controlling interests are measured at their proportionate share of the acquisition date fair value of identifiable net assets of the related subsidiary acquired by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to shareholders of the Company.

4.	CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective January 1, 2012

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Income taxes

In December 2010, the IASB issued an amendment to IAS 12 – Income Taxes which provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2013

Consolidation

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after

120    |    GOLDCORP

(In millions of United States dollars, except where noted)

January 1, 2013, with earlier application permitted. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

The Company does not anticipate the application of IFRS 10 and IFRS 12 to have a significant impact on its consolidated financial statements.

Joint arrangements

In May 2011, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”), which supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

The Company has undertaken a preliminary assessment of the impact that IFRS 11 is expected to have on its consolidated financial statements. As a result of the application of IFRS 11, the Company anticipates that its 37.5% interest in Alumbrera, which is currently proportionately consolidated in the Company’s consolidated financial statements, will be required to be accounted for using the equity method and the Company’s share of net earnings and net assets will be separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. For the year ended December 31, 2011, the net effect of accounting for Alumbrera using the equity method would be to remove the Company’s share of revenues and expenses of Alumbrera and increase Goldcorp’s share of earnings of equity investees by $118 million with no impact to net earnings (note 18).

The impact on the consolidated balance sheet for the year ended December 31, 2011 would be a net decrease to mining interests of $24 million and a decrease to other assets and total liabilities of $208 million and $232 million, respectively. Using the equity method to account for the Company’s share of Alumbrera’s operating, financing and investing cash flows would result in a decrease to operating cash flows of $74 million (net of distributions of $150 million which are not return of capital distributions) and an increase to investing activities of $82 million (note 18).

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB with the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The Company does not anticipate the application of IFRS 13 to have a significant impact on its consolidated financial statements.

GOLDCORP    |    121

(In millions of United States dollars, except where noted)

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Employee benefits

In June 2011, the IASB issued amendments to IAS 19 – Employee Benefits (“IAS 19”) that introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize in full in profit or loss actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company does not anticipate the amendments to IAS 19 to have a significant impact on its consolidated financial statements.

Stripping costs in the production phase of a surface mine

In October 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted and includes guidance on transition for pre-existing stripping assets.

The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

122    |    GOLDCORP

(In millions of United States dollars, except where noted)

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5.	CRITICAL JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (note 6), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors (note 3(n)) in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in these audited consolidated financial statements have been impacted by management’s determination that its Peñasquito mine reached the operating levels intended by management on September 1, 2010.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries, joint ventures and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(d)	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business.

6.	KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

GOLDCORP    |    123

(In millions of United States dollars, except where noted)

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

At December 31, 2011, the Company recognized an impairment expense of $65 million for the Company’s equity investment in Primero due to a prolonged and significant decline in share price (note 17).

At December 31, 2011, the carrying amounts of the Company’s mining interests and goodwill were $24,209 million and $1,737 million, respectively (notes 16 & 20).

(b)	Mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

At December 31, 2011, the carrying amount of current and non-current inventories was $655 million (note 13).

(c)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(d)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred.

At December 31, 2011, the carrying amount of stripping costs capitalized was $90 million.

124    |    GOLDCORP

(In millions of United States dollars, except where noted)

(e)	Fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain judgements and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. To estimate the fair value of the exploration potential, a market approach is used which evaluates recent comparable gold property transactions. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

(f)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(g)	Recoverability of notes receivable

In determining whether the Company’s notes receivable from Primero (the “Primero Notes”) are recoverable, management makes estimates of the future cash flows of Primero. Reductions in estimates of future cash flows of Primero can result in a write-down of the carrying amounts of the Primero Notes.

At December 31, 2011, the carrying amounts of the Primero 5-year promissory note (the “Primero 5-year Promissory Note”) and debt component of the 1-year convertible promissory note receivable from Primero (the “Primero Convertible Note”) were $56 million and $31 million, respectively, which include $5 million of accrued interest included in other current assets (note 14).

As part of the impairment assessment performed for the Company’s equity interest in Primero (note 17), the Company performed an assessment of recoverability of the Primero Notes based on projected future cash flows for the next five years. The Company determined there was no evidence of impairment of the Primero Notes at December 31, 2011.

(h)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the

GOLDCORP    |    125

(In millions of United States dollars, except where noted)

applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. At December 31, 2011, the carrying amount of the Company’s provision for reclamation and closure cost obligations was $395 million (undiscounted amount – $1,354 million) (note 24).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(i)	Guarantee of minimum cumulative silver ounces sold by Primero to Silver Wheaton

The Company recognizes a provision for the estimated payment for shortfall ounces on October 15, 2031 (calculated as $0.50 per estimated shortfall ounce) with respect to the guarantee it has provided to Silver Wheaton Corporation (“Silver Wheaton”) of the 215 million minimum cumulative ounces of silver to be produced by Primero at San Dimas and sold to Silver Wheaton at the agreed fixed price per ounce by October 15, 2031 (note 11(a)). The production of silver at San Dimas is not within the Company’s control. The provision is re-measured at the end of each reporting period to reflect changes in estimates of future production at San Dimas based on budget and forecast information obtained from Primero.

At December 31, 2011, the amount recognized as a liability for the Company’s guarantee to Silver Wheaton was $7 million.

(j)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

7.	ACQUISITIONS OF MINING INTERESTS

(a)	Andean Resources Limited

On December 29, 2010, the Company acquired all of the outstanding shares of Andean Resources Limited (“Andean”) for total consideration amounting to C$3.6 billion ($3.6 billion), comprising 61.1 million in common shares of Goldcorp and C$767 million ($766 million) in cash. The transaction was accounted for as a business combination with Goldcorp as the acquirer.

Andean’s principal mining property was the 100% indirectly owned Cerro Negro project, an advanced-stage, high-grade vein system located in the Santa Cruz province of Argentina. The land position comprises 215 square kilometres with numerous high-grade gold and silver veins and is expected to benefit the Company’s already strong organic growth pipeline. The Cerro Negro project has been classified as a separate reportable operating segment (notes 16 & 19).

Total consideration paid of $3,551 million was calculated as follows:

Purchase price:
Cash	$766
61.1 million common shares issued	2,785
$3,551

126    |    GOLDCORP

(In millions of United States dollars, except where noted)

In finalizing the purchase price allocation during the fourth quarter of 2011, the Company adjusted the preliminary purchase price allocation as described below:

Net assets acquired:	Preliminary	Adjustments	Final
Cash and cash equivalents	$246	$-	$246
Other current assets	19	2	21
Mining interests	5,057	(1,525)	3,532
Goodwill	-	975	975
Current liabilities	(33)	(6)	(39)
Provision for reclamation and closure cost obligations	(1)	-	(1)
Deferred income tax liabilities	(1,737)	554	(1,183)
	$3,551	$-	$3,551

As a result of reflecting the final purchase price adjustments retrospectively, the Consolidated Balance Sheet as at December 31, 2010 has been revised in these financial statements.

The acquisition cost has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The Company used an income approach (net present value of expected future cash flows) to determine the fair value of the reserves and resources. The Company’s estimate of expected future cash flows is based on an estimated life of mine plan including projected future revenues, production costs, capital expenditures and expected conversions of resources to reserves. To estimate the fair value of the exploration potential, a market approach was used which evaluated recent comparable gold property transactions.

Goodwill has been primarily recognized as a result of the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed.

The net loss of Andean during the year ended December 31, 2011 was $3 million (period from acquisition date of December 29, 2010 to December 31, 2010 – $nil). The impact to net earnings of the Company for the year ended December 31, 2010, had the acquisition occurred on January 1, 2010, would be negligible. Total transaction costs incurred relating to the acquisition and included in other expenses in the Consolidated Statement of Earnings for the year ended December 31, 2010 amounted to $20 million.

(b)	Agua Rica

On August 31, 2011, the Company and Xstrata Queensland Limited (“Xstrata Queensland”) signed a definitive agreement with Yamana Gold Inc. (“Yamana”) whereby Minera Alumbrera Limited Sucursal Argentina (“Alumbrera SA”), an entity which the Company jointly controls with Xstrata Queensland and Yamana, was granted an exclusive four-year option to acquire Yamana’s interest in the Agua Rica project located 35 kilometres southeast of the Alumbrera mine in Argentina in exchange for payments over the four-year option period from the Company and Xstrata Queensland totalling $110 million. During the four-year option period, Alumbrera SA will manage the Agua Rica project and fund a feasibility study and all development costs. In addition to the $110 million payments from the Company and Xstrata Queensland, Yamana will receive $150 million upon an approval to proceed with construction and on exercise of the option to acquire the Agua Rica project and an additional $50 million on commissioning. Yamana will also be entitled to receive 65% of the payable gold produced from Agua Rica to a maximum of 2.3 million ounces. In accordance with the terms of the option agreement, the Company and Xstrata Queensland have made cumulative payments amounting to $30 million ($13 million – Goldcorp’s share).

The mining interest acquired has been assigned to and included in the Company’s Alumbrera reportable operating segment (notes 16, 18 & 19).

GOLDCORP    |    127

(In millions of United States dollars, except where noted)

(c)	Acquisition of 70% interest in Sociedad Contractual Minera El Morro

On February 16, 2010, the Company acquired Xstrata Copper Chile S.A.’s (“Xstrata Copper”) 70% interest in Sociedad Contractual Minera El Morro (“SCM”), the owner of the El Morro project, and associated loan receivable balances held by Xstrata Copper from a subsidiary of New Gold Inc. (“New Gold”) in exchange for total consideration of $513 million in cash. The New Gold subsidiary had completed its acquisition of Xstrata Copper’s 70% interest in SCM and associated loan receivable balances on February 16, 2010, just prior to the acquisition by the Company, pursuant to the exercise of its right of first refusal on January 7, 2010. The right of first refusal came into effect on October 12, 2009 when Barrick Gold Corporation (“Barrick”) entered into an agreement with Xstrata Copper to acquire Xstrata Copper’s 70% interest in SCM. Goldcorp now holds a 70% interest in the El Morro project with the remaining 30% held by New Gold (note 34(a)). The El Morro project is an advanced gold/copper project in northern Chile and is expected to benefit the Company’s already strong organic growth pipeline.

Goldcorp, as the project operator has agreed to fund, through interest bearing loans, New Gold’s share of development and construction costs until intended operating levels are achieved. The amounts outstanding will be repaid to the Company during the production period of the El Morro project. The acquisition of the 70% interest in SCM and loan receivable balances held by Xstrata Copper has been accounted for as a business combination, with Goldcorp as the acquirer. The El Morro project has been classified as a separate reportable operating segment in these consolidated financial statements (notes 16 & 19).

The final allocation of the purchase price was as follows:

Purchase price:
Cash	$513
Net assets acquired:
Cash and cash equivalents	1
Mining interests	1,146
Current liabilities	(1)
Deferred income tax liabilities	(419)
Other non-current liabilities	(1)
Non-controlling interest	(213)
$513

The amount assigned to non-controlling interest represents New Gold’s 30% interest in SCM which was measured as New Gold’s proportionate share of the fair value of SCM’s identifiable net assets at the date of acquisition (note 30).

Total transaction costs incurred relating to the acquisition and included in other expenses during the year ended December 31, 2010 amounted to $6 million.

The net loss of SCM for the period from February 16, 2010, the acquisition date, to December 31, 2010 included in these consolidated financial statements was negligible. The impact to net earnings of the Company for the year ended December 31, 2010, had the acquisition of the 70% interest in SCM and loan receivable balances held by Xstrata Copper occurred on January 1, 2010, would be negligible.

(d)	Acquisition of Canplats Resources Corporation

On February 4, 2010, the Company completed the acquisition of all of the issued and outstanding common shares of Canplats Resources Corporation for consideration of C$4.80 per common share outstanding at the closing date. The total consideration paid by the Company was C$307 million ($289 million) in cash. As a result of this transaction,

128    |    GOLDCORP

(In millions of United States dollars, except where noted)

Goldcorp holds a 100% interest in the Camino Rojo project. The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position which includes the Represa deposit. This transaction has been accounted for as a business combination, with Goldcorp as the acquirer. The assets acquired and liabilities assumed have been assigned to and included in the Peñasquito reportable operating segment (notes 16 & 19).

The final allocation of the purchase price was as follows:

Purchase price:
Cash	$289
Net assets acquired:
Cash and cash equivalents	$3
Mining interests	392
Deferred income tax liabilities	(106)
$289

Total transaction costs incurred relating to the acquisition and included in other expenses for the year ended December 31, 2010 amounted to $4 million.

The net loss for the Camino Rojo project for the period from February 4, 2010, the acquisition date, to December 31, 2010 included in these consolidated financial statements was $nil. The impact to net earnings of the Company for the year ended December 31, 2010, had the acquisition of Canplats occurred on January 1, 2010, would be negligible.

(e)	Pro-forma information on business combinations (unaudited)

The following table presents the impact to net earnings of the Company for the year ended December 31, 2010 had the acquisitions of the Cerro Negro (note 7(a)), El Morro (note 7(c)) and Camino Rojo (note 7(d)) projects occurred on January 1, 2010:

Goldcorp’s net earnings	$2,043
Pro-forma adjustments:
Reversal of acquisition transaction costs incurred by Goldcorp	30
Foreign exchange loss on translation of deferred income taxes arising from the acquisitions	(3)
Goldcorp’s net earnings – pro-forma	$2,070

8.	DISPOSITION OF MINING INTERESTS

On June 8, 2010, the Company completed the sale of Escobal to Tahoe. Tahoe is a publicly traded company on the Toronto Stock Exchange, following the closing of its initial public offering (“IPO”) on June 8, 2010. Under the terms of the transaction, Goldcorp received a total of 47,766,000 common shares of Tahoe, representing 40% of Tahoe’s issued and outstanding common shares on a fully-diluted basis with a fair value of $271 million based on the IPO price of C$6.00 per common share and $225 million in cash, for total consideration of $496 million. The Company recognized a gain of $484 million ($481 million after tax), net of selling costs of $9 million, on the disposition of Escobal. Goldcorp is entitled to appoint three of Tahoe’s eight board members and has the right to maintain a 40% ownership interest (fully-diluted basis). The Company’s investment in Tahoe has been accounted for using the equity method and is considered to be a separate reportable operating segment (notes 16(g) & 19(f)).

GOLDCORP    |    129

(In millions of United States dollars, except where noted)

9.	PRODUCTION COSTS

	00000	00000
Years ended December 31	2011	2010
Raw materials and consumables	$1,002	$663
Salaries and employee benefits (i)	457	342
Contractors	299	189
Royalties	153	110
Change in inventories	(119)	(19)
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations	21	26
Other	229	165
	$2,042	$1,476

(i)	Excludes $50 million (2010 – $44 million) of salaries and employee benefits included in corporate administration expense.

10.	FINANCE COSTS

	00000	00000
Years ended December 31	2011	2010
Interest expense	$7	$10
Finance fees	2	1
Accretion of reclamation and closure cost obligations (note 24)	14	15
	$23	$26

11.	DISCONTINUED OPERATIONS

(a)	Disposition of San Dimas mines and associated silver purchase agreement with Silver Wheaton

On August 6, 2010, the Company disposed of the assets and liabilities relating to the San Dimas operations (“the San Dimas Assets”), excluding certain non-operational assets, to Primero. In connection with the sale of the San Dimas Assets, Primero assumed the Company’s obligation to sell to Silver Wheaton, and Silver Wheaton agreed to purchase from Primero, silver produced from the San Dimas mines, at a fixed price per ounce (“the San Dimas Silver Wheaton Silver Purchase Agreement”).

The Company recognized a gain of $373 million ($434 million after tax, including a deferred tax recovery of $207 million and current income tax expense of $146 million), net of selling costs of $3 million, on the date of disposition. The gain was calculated based on the proceeds and liabilities assumed on disposition and the net assets sold and/or derecognized as shown in the following tables.

Net assets sold and/or derecognized:
Cash	$1
Other current assets	14
Mining interests
Mining properties	625
Deferred excess consideration	(415)
Deferred credit	(178)
32
Accounts payable and accrued liabilities	(13)
Reclamation and closure cost obligations	(9)
Other non-current liabilities	-
$25

130    |    GOLDCORP

(In millions of United States dollars, except where noted)

The net book value of mining interests derecognized on August 6, 2010 of $32 million includes the unamortized portion of the excess consideration from the disposition of Silver Wheaton shares in the first quarter of 2008 which was applied as a reduction to the carrying amount of mining properties at San Dimas. This amount was $415 million on August 6, 2010. The consideration paid to Goldcorp by Silver Wheaton for the San Dimas Silver Wheaton Silver Purchase Agreement in 2004 and 2006 which were previously eliminated upon consolidation were also applied as a reduction to mining interests as a result of the disposition of the Company’s interest in Silver Wheaton in the first quarter of 2008. The unamortized portion of this deferred credit on August 6, 2010 was $178 million.

Proceeds and liabilities assumed on disposition:
Cash	$214
31,151,200 common shares of Primero (i)	159
Working capital adjustment receivable	4
$50 million 5-year promissory note (note 14)	53
$60 million 1-year convertible promissory note
Host note receivable (note 14)	58
Compound embedded conversion feature (note 26(a)(iv))	1
489
Guarantee to Silver Wheaton of Primero’s obligation to deliver and sell to Silver Wheaton 215 million cumulative minimum ounces of silver by October 15, 2031 (note 6(i))	(7)
Obligation to deliver and sell to Silver Wheaton 1,500,000 ounces of silver during each of the four years ending August 5, 2014, priced at the lesser of $4.04 per ounce, subject to annual adjustment for inflation, and the prevailing market price (note 26(a)(i))	(81)
$401

(i)

The fair value of the common shares received on the date of disposition is based on the market price of the shares at the date of disposition of C$5.25 per share ($5.11 per share). The Company’s resulting interest in Primero represents approximately 36% of the issued and outstanding common shares of Primero on August 6, 2010, which has been accounted for using the equity method and is considered to be a separate reportable operating segment (notes 16(i), 17 & 19(f)).

In addition to the above liabilities assumed on disposition, Goldcorp has provided Silver Wheaton and another third party, guarantees with respect to Primero’s obligation to these parties, and for which Goldcorp has been indemnified by Primero. As at the date of disposition and December 31, 2011, it was not considered likely that Goldcorp would be called upon to honour its commitments under these guarantees. The fair values of these guarantees were determined to be negligible at the date of disposition, and no amount is recognized on the Consolidated Balance Sheets for these guarantees as at December 31, 2010 and 2011.

(b)	Disposition of the Company’s interest in Terrane Metals Corp.

On October 20, 2010, the Company sold its 58.1% interest in Terrane Metals Corp. (“Terrane”) to Thompson Creek Metals Inc. (“Thompson Creek”). The Company received C$0.90 in cash and 0.052 common shares of Thompson Creek for each Terrane share held, for total consideration of C$241 million ($236 million) in cash and 13.9 million common shares of Thompson Creek.

GOLDCORP    |    131

(In millions of United States dollars, except where noted)

Prior to disposition on October 20, 2010, Goldcorp held a 58.1% controlling interest (fully-diluted basis – 52.4%) in Terrane through its ownership of 240 million preferred shares, 27.3 million common shares and 13.6 common share purchase warrants (the “Terrane warrants”). The financial position and results of operations of Terrane have been consolidated with those of the Company until the date of disposition. The Company recognized a gain of $255 million ($201 million after-tax), net of selling costs of $3 million, on the date of disposition, calculated as follows:

Net assets sold and derecognized:
Cash	$31
Accounts receivable	3
Mining interests	236
Other non-current assets	7
Accounts payable and accrued liabilities	(9)
Deferred income tax liabilities	(39)
Non-controlling interests (note 30)	(96)
$133
Net proceeds:
Cash	$236
13.9 million common shares of Thompson Creek	154
Fair value of 13.6 million Terrane common share purchase warrants retained	1
$391

The Company’s interest in Thompson Creek, received as partial consideration, represented approximately 8% of the issued and outstanding common shares of Thompson Creek on the date of disposition and has been classified as available-for-sale on initial recognition. The total fair value of the common shares received was $154 million based on the market price of the shares on the date of disposition.

The Terrane warrants held by Goldcorp on the date of disposition were retained. During the year ended December 31, 2011, the Company exercised all of the Terrane warrants.

132    |    GOLDCORP

(In millions of United States dollars, except where noted)

(c)	Net earnings from discontinued operations

For the year ended December 31, 2010, the Company determined that both the dispositions described in notes 11(a) & (b) met the discontinued operations criteria and the results of San Dimas and Terrane for the year ended December 31, 2010 have been presented within discontinued operations. The components of net earnings from discontinued operations are as follows:

Revenues	$62
Mine operating costs	(31)
Corporate administration	(16)
Earnings from operations	15
Other expenses	(7)
Income taxes	(12)
Loss from discontinued operations	(4)
Gains on dispositions	628
Income tax recovery on dispositions, net	7
Net gains on dispositions of discontinued operations	635
Net earnings from discontinued operations	$631
Net earnings from discontinued operations attributable to:
Shareholders of Goldcorp Inc.	$639
Non-controlling interests	(8)
$631
Net earnings per share from discontinued operations
Basic	$0.87
Diluted	0.84

12.	ASSET HELD FOR SALE

On February 24, 2010, the Company completed the sale of its 21.2% interest in the Morelos gold project in Mexico (“El Limón”) in exchange for C$52 million ($49 million) in cash. The Company recognized a loss of $19 million ($8 million after tax), including selling costs of $2 million on this disposition. At January 1, 2010, the carrying amount of the Company’s interest in the El Limón mining property was presented separately and classified as an asset held for sale on the Consolidated Balance Sheet.

13.	INVENTORIES AND STOCKPILED ORE

	At December 31 2011	At December 31 2010	At January 1 2010
Supplies	$179	$140	$135
Finished goods	80	44	33
Work-in-process	23	26	33
Heap leach ore	237	182	142
Stockpiled ore	136	87	100
	655	479	443
Less non-current heap leach inventory and stockpiled ore (note 22)	(81)	(82)	(94)
	$574	$397	$349

GOLDCORP    |    133

(In millions of United States dollars, except where noted)

The costs of inventories recognized as an expense for the year ended December 31, 2011 amounted to $2,422 million which is included in mine operating costs (2010 – $1,832 million).

The majority of the stockpiled ore is located at Alumbrera and is forecasted to be drawn down throughout the remainder of Alumbrera’s mine life, until 2017. The portion that is to be processed over a period beyond the normal operating cycle is classified as non-current.

14.	NOTES RECEIVABLE

	At December 31 2011	At December 31 2010	At January 1 2010
$60 million 1-year Primero convertible note	$30	$59	$-
$50 million 5-year Primero promissory note	52	52	-
	82	111	-
Current notes receivable within one year	(40)	(64)	-
Non-current notes receivable after one year	$42	$47	$-

As partial consideration for the disposition of the San Dimas Assets/San Dimas Silver Wheaton Silver Purchase Agreement, the Company received the $60 million Primero Convertible Note and the $50 million Primero 5-year Promissory Note (note 11(a)). The Primero Notes are measured at amortized cost using the effective interest method and are accreted to the face value of the Primero Notes over the original terms using an annual effective interest rate of 5.0% and 5.5%, respectively. The conversion feature of the Primero Convertible Note is an embedded derivative which has been accounted for separately from the host note receivable and is measured at fair value at each balance sheet date (note 26(a)(iv)).

On August 5, 2011, the Company exercised its option to extend the maturity of the Primero Convertible Note for an additional year with a revised maturity date of August 5, 2012. Subsequently, on October 19, 2011, Primero elected to repay $30 million of the principal amount of the Primero Convertible Note in cash. At December 31, 2011, $30 million of the principal amount of the Primero Convertible Note was outstanding.

Interest income on the notes for the year ended December 31, 2011 amounted to $6 million, net of $1 million of accretion (period from August 6, 2010 to December 31, 2010 – $2 million, net of accretion). The accrued interest receivable at December 31, 2011 of $5 million (December 31, 2010 – $2 million; January 1, 2010 – $nil) is included in other current assets (note 15).

15.	OTHER CURRENT ASSETS

	At December 31 2011	At December 31 2010	At January 1 2010
Current derivative assets (note 26(a))	$22	$8	$8
Prepaid expenses and other	47	30	24
Marketable securities (notes 21 & 26(b))	15	40	25
Money market investments (a)	272	-	-
Income taxes receivable	5	39	38
	$361	$117	$95

(a)	The Company holds certain cash balances as deposits with terms greater than 90 days. The investments are classified as held-to-maturity and measured at amortized cost.

134    |    GOLDCORP

(In millions of United States dollars, except where noted)

16.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Investments in associates	Total
Cost
At January 1, 2011	$6,147	$4,995	$9,649	$3,403	$1,251	$25,445
Expenditures on mining interests (b)(c)	442	431	13	475	447	1,808
Repayment of capital invested (d)	-	-	-	-	(64)	(64)
Share of net earnings and losses of associates (i )(j)	-	-	-	-	(98)	(98)
Transfers and other movements (k )	498	256	(829)	115	-	40
At December 31, 2011	7,087	5,682	8,833	3,993	1,536	27,131
Accumulated depreciation and depletion
At January 1, 2011	(1,357)	-	-	(863)	-	(2,220)
Depreciation and depletion (a)	(423)	-	-	(307)	-	(730)
Transfers and other movements (k)	-	-	-	28	-	28
At December 31, 2011	(1,780)	-	-	(1,142)	-	(2,922)
Carrying amount - December 31, 2011	$5,307	$5,682	$8,833	$2,851	$1,536	$24,209

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Investments in associates	Total
Cost
At January 1, 2010	$2,938	$4,720	$7,646	$3,082	$565	$18,951
Acquired in business combinations (e)	-	2,689	2,355	26	-	5,070
Expenditures on mining interests (b)(c)	193	100	14	624	312	1,243
Expenditures on mining interests for discontinued operations (h)	10	-	35	4	-	49
Repayment of capital invested (d)	-	-	-	-	(192)	(192)
Dispositions of mining interests (g )(h)	(120)	-	(301)	(72)	-	(493)
Investments in associates (i )(j)	-	-	-	-	574	574
Share of net earnings and losses of associates (i )(j)	-	-	-	-	(8)	(8)
Transfers and other movements (k )	3,126	(2,514)	(100)	(261)	-	251
At December 31, 2010	6,147	4,995	9,649	3,403	1,251	25,445
Accumulated depreciation and depletion
At January 1, 2010	(1,027)	-	-	(628)	-	(1,655)
Depreciation and depletion (a)	(368)	-	-	(348)	-	(716)
Depreciation and depletion for discontinued operations (h)	1	-	-	(2)	-	(1)
Dispositions of mining interests (g )(h)	85	-	-	73	-	158
Transfers and other movements (k )	(48)	-	-	42	-	(6)
At December 31, 2010	(1,357)	-	-	(863)	-	(2,220)
Carrying amount - December 31, 2010	$4,790	$4,995	$9,649	$2,540	$1,251	$23,225

GOLDCORP    |    135

(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining properties is as follows:

	Mining Properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant & equipment (k)	At December 31 2011	At December 31 2010	At January 1 2010
Red Lake	$541	$719	$897	$435	$2,592	$2,421	$2,317
Porcupine	219	47	-	176	442	441	423
Musselwhite	119	6	133	209	467	433	390
Éléonore (b)	-	1,019	-	216	1,235	994	833
Terrane (h)	-	-	-	-	-	-	198
Peñasquito (b)(e)	3,011	754	5,591	1,132	10,488	10,477	9,849
San Dimas (h)	-	-	-	-	-	-	34
Los Filos	495	57	-	181	733	722	735
El Sauzal	70	16	-	15	101	132	190
Marlin	455	38	76	156	725	738	763
Cerro Blanco (g)	-	120	-	9	129	84	59
Alumbrera	284	-	13	127	424	460	512
Cerro Negro (b)(e)	-	1,723	1,876	71	3,670	3,532	-
Marigold	89	39	41	53	222	214	219
Wharf (g)	24	-	-	12	36	16	14
El Morro (b)(e)	-	1,144	120	8	1,272	1,177	-
Corporate and other (f)(g)	-	-	86	51	137	133	195
	$5,307	$5,682	$8,833	$2,851	22,673	21,974	16,731
Investments in associates
Pueblo Viejo (d)					1,052	685	565
Primero (i)					100	156	-
Tahoe (j)					384	410	-
					1,536	1,251	565
					$24,209	$23,225	$17,296

(a)

Depreciation and depletion expensed for the year ended December 31, 2011 was $694 million (2010 - $602 million) as compared to total depreciation and depletion of $730 million (2010 – $716 million) due to the capitalization of depreciation of $15 million (2010 – $98 million) relating to development projects, and movements in amounts allocated to work in progress inventories of $21 million (2010 – $16 million).

(b)	Includes capitalized borrowing costs incurred during the years ended December 31 as follows:

	2011	2010
Éléonore	$8	$11
Peñasquito	-	12
Camino Rojo	9	15
Cerro Negro	25	-
El Morro	17	14
	$59	$52

The amounts capitalized were determined by applying the weighted average cost of borrowings during the years ended December 31, 2011 and 2010 of 8.57% proportionately to the accumulated qualifying expenditures on mining interests. Capitalization of borrowing costs incurred in relation to Peñasquito ceased on September 1, 2010 when operating levels intended by management were reached.

(c)

During the year ended December 31, 2011, the Company incurred $198 million (2010 – $110 million) in exploration and evaluation expenditures, of which $137 million (2010 – $58 million) have been capitalized and included in expenditures on mining interests. The remaining $61 million of expenditures (2010 – $52 million) were expensed.

136    |    GOLDCORP

(In millions of United States dollars, except where noted)

(d)

During the year ended December 31, 2011, the Company received a $64 million repayment of its investment in Dominicana Holdings Inc., the entity that indirectly owns the Pueblo Viejo project (2010 – $192 million), which has been accounted for as a reduction in the Company’s investments in associates balance included in mining interests (note 17).

(e)

The Company acquired a 100% interest in the Camino Rojo gold project, included in the carrying amount of the Peñasquito mining property, on February 4, 2010 ($392 million) (note 7(d)), a 70% interest in the El Morro project on February 16, 2010 ($1,146 million) (note 7(c)) and a 100% interest in the Cerro Negro project on December 29, 2010 ($3,532 million) (note 7(a)).

(f)	Corporate and other includes exploration properties in Mexico with a carrying value as at December 31, 2011 of $86 million (December 31, 2010 – $86 million; January 1, 2010 – $167 million).

(g)

The Company disposed of Escobal on June 8, 2010 (carrying amount of mining property previously included in the Cerro Blanco mining property derecognized – $2 million) (note 8) and recognized a gain of $484 million ($481 million after tax), net of selling costs of $9 million, an exploration project in Mexico on June 24, 2010 (carrying amount of mining property derecognized – $65 million) and recognized a loss of $64 million ($48 million after tax), and certain land relating to the Wharf mining property (carrying amount of land derecognized – $nil) and recognized a gain of $6 million ($4 million after tax).

(h)

The Company disposed of the San Dimas Assets on August 6, 2010 (carrying amount of mining interests derecognized – $32 million) and its 58.1% interest in Terrane on October 20, 2010 (carrying amount of mining interests derecognized – $236 million), both of which are reported as discontinued operations (note 11).

(i)

As partial consideration for the disposition of the San Dimas Assets, the Company received a 36% interest in Primero (fair value on initial recognition – $159 million) (note 11(a)). The carrying amount of Primero includes the Company’s share of net earnings and losses of Primero from August 6, 2010 and the Company’s impairment of its investment (note 17). At December 31, 2011, the Company held a 35.3% interest in Primero (note 17).

(j)

As partial consideration for the disposition of Escobal, the Company received a 41.2% interest in Tahoe (fair value on initial recognition – $271 million) (note 8). The carrying amount of Tahoe includes the Company’s share of net losses of Tahoe from June 8, 2010 and additional common shares purchased by the Company on December 23, 2010 to maintain its 41.2% interest for total consideration of C$145 million ($144 million). At December 31, 2011, the Company held a 40.6% interest in Tahoe (note 17).

(k)

Transfers and movements primarily represent the reclassification of carrying amounts of reserves, resources and exploration potential as a result of the conversion of the categories of mining properties, and deposits on mining interests which are capitalized and included in the carrying amounts of the related mining properties during the period. For the year ended December 31, 2010, transfers and movements include the classification of reserves and certain resources of the Peñasquito mine as “depletable” as a result of the Peñasquito mine reaching operating levels intended by management.

At December 31, 2011, assets under construction and therefore not yet being depreciated, included in the carrying amount of plant and equipment, amounted to $477 million (December 31, 2010 – $210 million; January 1, 2010 – $1,097 million).

GOLDCORP    |    137

(In millions of United States dollars, except where noted)

(l)

Certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (“NSRs”), modified NSRs, net profits interest (“NPI”) and/or net earnings. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2011, royalties included in production costs amounted to $153 million (2010 – $110 million) (note 9). At December 31, 2011, the significant royalty arrangements of the Company were as follows:

Producing mining properties:
Musselwhite	1-5% of NPI
Peñasquito	2% of NSR
Marlin (i)	5% of NSR
Alumbrera	3% of modified NSR plus 20% YMAD royalty
Marigold	5-10% of NSR
Development projects:
Éléonore	2.2-3.5% of NSR
Cerro Blanco	1% of NSR
Cerro Negro	3-4% of modified NSR and 1% of net earnings
El Morro	2% of NSR
Pueblo Viejo	3.2% of NSR; 0-28.8% NPI

(i)

On January 26, 2012, the Government of Guatemala and the Guatemalan Chamber of Industry publicly announced an agreement to voluntarily increase the royalties paid on the production of precious metals in Guatemala from 1% to 4% of gross revenue. In addition to this increase, Marlin has agreed to pay an additional 1% voluntary royalty.

17.	INVESTMENTS IN ASSOCIATES

At December 31, 2011, the Company has a 40% interest in Pueblo Viejo, a 35.3% interest in Primero(a) and a 40.6% interest in Tahoe(a) which are accounted for using the equity method. Summarized financial information of Pueblo Viejo, Primero, and Tahoe is as follows:

	At December 31 2011	At December 31 2010	At January 1 2010
Current assets	$542	$639	$17
Non-current assets	4,501	3,417	1,277
	5,043	4,056	1,294
Current liabilities	(292)	(335)	(152)
Non-current liabilities	(1,979)	(1,690)	(431)
	(2,271)	(2,025)	(583)
Net assets	$2,772	$2,031	$711
The Company’s equity share of net assets of associates	$1,090	$805	$285

The Company accounts for its investments using the equity method and adjusts each associate’s financial results where appropriate to give effect to uniform accounting policies.

Years ended December 31	2011	2010
Revenues	$157	$60
Net earnings and losses of associates	$(80)	$(21)
The Company’s equity share of net earnings and losses of associates	$(33)	$(8)

138    |    GOLDCORP

(In millions of United States dollars, except where noted)

	2011	2010
Cost of the Company’s investments in associates at January 1	$1,251	$565
Expenditures and investments, net of distributions (notes 8, 11(a) & 16(d))	383	694
The Company’s share of net earnings and losses of associates (b)(c)	(33)	(8)
Impairment of investment in associate (d)	(65)	-
Cost of the Company’s investments in associates at December 31	$1,536	$1,251

(a)	The quoted market values of the Company’s investments in Primero and Tahoe at December 31, 2011 was $100 million and $1,009 million, respectively, based on the closing share prices.

(b)

The Company’s share of net earnings and losses of its associates for the year ended December 31, 2010 includes the net earnings and losses of Primero and Tahoe from date of acquisition of August 6, 2010 and June 8, 2010, respectively.

(c)	During the year ended December 31, 2011, Pueblo Viejo recognized an impairment expense of $45 million, net of tax (Goldcorp’s share – $18 million), in respect of certain power assets.

(d)

At December 31, 2011, the Company recognized an impairment expense of $65 million in respect of the Company’s investment in Primero as a result of a significant and prolonged decline in Primero’s quoted market price during 2011. The Company determined that the Company’s equity investment should be written down to the closing share price of Primero at December 31, 2011.

At December 31, 2011, the Company’s share of associates’ commitments and contingent liabilities is $326 million (December 31, 2010 – $202 million; January 1, 2010 – $358 million). These commitments and contingent liabilities are included in the Company’s consolidated commitments (note 26(d)(ii)) and contingent liabilities (note 34).

18.	JOINTLY CONTROLLED ENTITY

The Company has a 37.5% interest in one jointly controlled entity, Alumbrera (a). The Company’s share of Alumbrera’s net assets is as follows:

	At December 31 2011	At December 31 2010	At January 1 2010
Current assets	$139	$214	$205
Mining interests	424	460	512
Other non-current assets	69	62	64
	632	736	781
Current liabilities	(95)	(110)	(105)
Deferred income taxes	(118)	(122)	(140)
Provisions	(19)	(21)	(23)
Other non-current liabilities	-	(61)	(61)
	(232)	(314)	(329)
Net assets	$400	$422	$452

GOLDCORP    |    139

(In millions of United States dollars, except where noted)

The Company’s condensed share of net earnings and comprehensive income and cash flows of Alumbrera for the years ended December 31 is as follows:

	2011	2010
Revenues	$571	$596
Production costs	(335)	(308)
Depreciation and depletion	(60)	(65)
Earnings from mine operations	176	223
Finance costs	(6)	(7)
Income taxes	(52)	(67)
Net earnings and comprehensive income	$118	$149

	2011	2010
Operating activities	$224	$202
Investing activities	(21)	(14)
Financing activities (b )	(211)	(180)
(Decrease) Increase in cash and cash equivalents	$(8)	$8

(a)

The Company’s share of commitments and contingent liabilities of Alumbrera incurred jointly by investors is $6 million (December 31, 2010 – $1 million; January 1, 2010 – $1 million), excluding the option payments arising from Alumbrera’s acquisition of the Agua Rica project (note 7(b)).

(b)

For the year ended December 31, 2011, financing activities include dividends paid by Alumbrera to the Company in the amount of $150 million (2010 - $180 million) and a repayment of an intercompany loan payable to the Company in the amount $61 million (2010 - $nil) both of which have been eliminated upon consolidation.

140    |    GOLDCORP

(In millions of United States dollars, except where noted)

19.	SEGMENTED INFORMATION

The Company’s reportable operating segments reflect the Company’s individual mining interests and are reported in a manner consistent with the internal reporting used by the Company’s management to assess the Company’s performance.

Significant information relating to the Company’s reportable operating segments are summarized in the tables below:

	Revenues (j)	Depreciation and depletion	Earnings (loss) from operations and associates (h)	Expenditures on mining interests (i)
	Year ended December 31, 2011
Red Lake	$971	$89	$636	$268
Porcupine	434	80	132	92
Musselwhite	381	36	158	67
Éléonore	-	-	-	234
Peñasquito (a)	1,144	170	376	170
Los Filos	522	58	302	74
El Sauzal	160	43	62	11
Marlin	907	129	607	105
Cerro Blanco (b)	-	-	-	45
Alumbrera	571	60	176	27
Cerro Negro (c)	-	-	-	122
Marigold	163	19	61	25
Wharf	109	3	58	16
El Morro (d)	-	-	-	95
Pueblo Viejo	-	-	(16)	447
Other (f)(g)	-	7	(314)	10
Total	$5,362	$694	$2,238	$1,808

	Year ended December 31, 2010
Red Lake	$866	$112	$528	$204
Porcupine	329	82	74	88
Musselwhite	319	36	112	78
Éléonore	-	-	-	129
Peñasquito (a)	357	63	109	197
Los Filos	378	50	187	48
El Sauzal	189	66	72	8
Marlin	501	101	269	73
Cerro Blanco (b)	-	-	-	27
Alumbrera	596	65	223	16
Marigold	112	17	30	20
Wharf	91	6	35	5
El Morro (d)	-	-	-	31
Pueblo Viejo	-	-	-	312
Other (f)(g)	-	4	(223)	7
Total	$3,738	$602	$1,416	$1,243

GOLDCORP    |    141

(In millions of United States dollars, except where noted)

	Total assets
	At December 31 2011	At December 31 2010	At January 1 2010
Red Lake	$3,039	$2,857	$2,750
Porcupine	483	485	469
Musselwhite	488	457	412
Éléonore	1,269	1,047	904
Peñasquito (a)	11,363	11,155	10,351
Los Filos	1,226	1,080	939
El Sauzal	222	228	269
Marlin	1,159	893	885
Cerro Blanco (b)	133	88	62
Alumbrera	632	736	781
Cerro Negro (c)	4,732	4,537	-
Marigold	324	277	282
Wharf	105	38	68
El Morro (d)	1,292	1,187	-
Pueblo Viejo (e)	1,052	685	565
Other (f)(g)	1,855	1,889	1,567
Total	$29,374	$27,639	$20,304

	Total liabilities
	At December 31 2011	At December 31 2010	At January 1 2010
Red Lake	$95	$122	$57
Porcupine	173	164	150
Musselwhite	81	73	67
Éléonore	392	305	227
Peñasquito (a)	2,947	2,793	2,684
Los Filos	103	96	102
El Sauzal	60	68	88
Marlin	97	85	61
Cerro Blanco (b)	5	6	1
Alumbrera	228	253	268
Cerro Negro (c)	1,203	1,220	-
Marigold	71	64	67
Wharf	51	30	28
El Morro (d)	448	428	-
Pueblo Viejo	-	-	-
Other (f)(g)	1,935	2,166	2,078
Total	$7,889	$7,873	$5,878

(a)

Upon completion of commissioning of Peñasquito on September 1, 2010, depreciation and depletion of depletable mining properties commenced and proceeds from sales of metals and costs incurred during production were recognized in net earnings. Total assets and liabilities include the Camino Rojo project acquired on February 4, 2010 (notes 7(d) & 16(e)). Earnings from operations and associates include the results of Camino Rojo from February 4, 2010.

(b)	Includes the assets, liabilities and results of Escobal until June 8, 2010, the date of disposition (note 8).

142    |    GOLDCORP

(In millions of United States dollars, except where noted)

(c)	The Company acquired a 100% interest in the Cerro Negro project on December 29, 2010 (notes 7(a) & 16(e)).

(d)

The Company acquired a 70% interest in the El Morro project on February 16, 2010 (notes 7(c) & 16(e)). Total assets and liabilities include 100% of the El Morro project, offset by a non-controlling interest (note 30).

(e)

Total assets include the reduction in the Company’s investment balance as a result of the $64 million repayment of the Company’s investment received during the year ended December 31, 2011 (year ended December 31, 2010 – $192 million) (note 16(d)).

(f)

Includes corporate activities, the assets, liabilities and results of El Limón which was disposed of on February 24, 2010 (note 12), the assets and liabilities of San Dimas which was disposed of on August 6, 2010 and presented as a discontinued operation (note 11(a)), the assets and liabilities of Terrane which was disposed of on October 20, 2010 and presented as a discontinued operation (note 11(b)), the investment in and results of Primero from August 6, 2010 (note 17), the investment in and results of Tahoe from June 8, 2010 (note 17), and corporate assets and liabilities which have not been allocated to the above segments. Total corporate assets and liabilities at December 31, 2011 were $1,285 million and $1,935 million, respectively (December 31, 2010 – $1,237 million and $2,166 million, respectively; January 1, 2010 – $1,007 million and $2,078 million, respectively).

(g)

Corporate and other includes certain exploration properties in Mexico which had total assets and total liabilities carrying values of $86 million and $nil, respectively (December 31, 2010 – $86 million and $nil, respectively; January 1, 2010 – $167 million and $nil, respectively).

(h)	Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker.

(i)

Segmented expenditures on mining interests include capitalized borrowing costs, net of investment tax credits and are presented on an accrual basis (note 16). Expenditures on mining interests and interest paid in the Consolidated Statements of Cash Flows are presented on a cash basis. For the year ended December 31, 2011, the change in accrued expenditures was an increase of $114 million (2010 – increase of $60 million).

(j)

The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Penasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries. The Company’s revenues from continuing operations (excluding attributable share of revenue from associates) for the years ended December 31 are as follows:

	2011	2010
Gold	$3,912	$2,938
Silver	795	295
Copper	338	396
Zinc	195	59
Lead	104	42
Other	18	8
	$5,362	$3,738

GOLDCORP    |    143

(In millions of United States dollars, except where noted)

20.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31 are as follows:

	2011	2010
Cost
At January 1	$1,737	$762
Additions through business combinations (note 7(a))	-	975
At December 31	1,737	1,737

The Company has not recognized impairment losses on the goodwill balances as at December 31, 2011 and 2010. The carrying amount of goodwill has been allocated to the Company’s CGUs and included in the respective operating segment assets in note 19 as shown below:

	At December 31 2011	At December 31 2010	At January 1 2010
Cerro Negro (note 7(a))	$975	$975	$-
Red Lake	405	405	405
Peñasquito	283	283	283
Los Filos	74	74	74
	$1,737	$1,737	$762

Goodwill is assessed for impairment annually as at December 31, or when circumstances indicate there may be an impairment, and is allocated to CGUs on the basis of management’s internal review. The recoverable amounts of CGUs with allocated goodwill as noted above have been determined by reference to the CGUs’ future after-tax cash flows expected to be derived from the Company’s mining properties less estimated costs to sell the mining properties. The after-tax cash flows have been determined based on life-of-mine after-tax cash flow projections which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures, and long-term foreign exchange rates. Cash flow projections beyond five years are based on life-of-mine plans assuming management estimates of long term metal prices.

The projected cash flows are significantly affected by changes in assumptions about metal selling prices, future capital expenditures, production cost estimates, discount rates and exchange rates. Metal selling prices are estimated based on historical price volatility and market consensus pricing. For 2011, metal prices assumptions ranged from $1,600 to $1,200 per ounce for gold; $34 to $20 per ounce for silver; $3.50 to $2.75 per pound for copper; $0.90 to $0.85 per pound for zinc; and $0.90 to $0.80 per pound for lead. The exchange rate assumption is based on management’s estimate of consensus long-term rates at the time of impairment assessment. The cash flow projections are discounted using an after-tax discount rate of 5% which represents the Company’s weighted average cost of capital.

21.	INVESTMENTS IN SECURITIES

	At December 31 2011	At December 31 2010	At January 1 2010
Equity securities – available-for-sale	$222	$964	$413
Less: marketable securities classified as other current assets (note 15)	(15)	(40)	(25)
	$207	$924	$388

144    |    GOLDCORP

(In millions of United States dollars, except where noted)

The Company has investments in equity securities in accordance with its long-term investment plans. These investments are classified as non-current assets if the Company intends to hold the investment for more than 12 months. Those securities the Company does not intend to hold for the long-term are classified as marketable securities within other current assets (note 15). The equity securities are classified as available-for-sale and measured at fair value with mark-to-market gains and losses recognized directly in other comprehensive income (note 26(b)).

22.	OTHER NON-CURRENT ASSETS

	At December 31 2011	At December 31 2010	At January 1 2010
Sales/indirect taxes recoverable	$41	$17	$10
Non-current derivative assets (note 26(a))	-	6	2
Stockpiled ore (note 13)	81	82	94
Other	34	17	10
	$156	$122	$116

23.	LONG TERM DEBT

	At December 31 2011	At December 31 2010	At January 1 2010
$863 million convertible senior notes	$737	$695	$656

On June 5, 2009, the Company issued convertible senior notes (“the Notes” or “the Company’s Notes”) with an aggregate principal amount of $863 million. The Notes are unsecured and bear interest at an annual rate of 2.0% payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2010, and mature on August 1, 2014.

Holders of the Notes may convert the Notes at their option at any time during the period from May 1, 2014 to the maturity date and at any time during the period from June 5, 2009 to May 1, 2014, subject to certain market and other conditions. The Notes are convertible into the Company’s common shares at a conversion rate of 20.8407 common shares for every $1,000 principal amount of Notes, subject to adjustment in certain events. Subject to satisfaction of certain conditions, the Company may, upon conversion by the holder, elect to settle in cash or a combination of cash and common shares. The Notes are non-redeemable, except upon occurrence of certain changes in Canadian withholding tax laws or a fundamental change.

The option to settle in cash upon conversion results in the conversion feature of the Notes being accounted for as an embedded derivative which must be separately accounted for at fair value upon initial recognition. Subsequently, the conversion feature is measured at fair value at each reporting date and the movement reported in net earnings (note 26(a)(iii)). The carrying amount of the debt component upon initial recognition was calculated as the difference between the proceeds received for the Notes and the fair value of the conversion feature and is accreted to the face value of the Notes over the term of the Notes using an annual effective interest rate of 8.57%.

Of the $59 million of interest incurred on the Notes for the year ended December 31, 2011 (2010 – $56 million), which includes $42 million of accretion (2010 – $39 million), $59 million has been capitalized as part of the costs of qualifying mining properties (2010 – $52 million) (note 16(b)). Interest incurred, including accretion expense, that has not been capitalized is included in finance costs in the Consolidated Statements of Earnings.

GOLDCORP    |    145

(In millions of United States dollars, except where noted)

24.	NON-CURRENT PROVISIONS

	At December 31 2011	At December 31 2010	At January 1 2010
Reclamation and closure cost obligations	$395	$360	$316
Less: current portion included in other current liabilities	(31)	(22)	(24)
	364	338	292
Other	11	16	6
	$375	$354	$298

Reclamation and closure cost obligations

The Company incurs reclamation and closure cost obligations relating to its operating and inactive mines and development projects. The present value of obligations relating to operating and inactive mines and development projects is currently estimated at $320 million, $53 million and $22 million, respectively (December 31, 2010 – $279 million, $68 million and $13 million, respectively; January 1, 2010 – $222 million, $59 million and $35 million, respectively) reflecting anticipated cash flows to be incurred over approximately the next 100 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The total provision for reclamation and closure cost obligations at December 31, 2011 is $395 million (December 31, 2010 – $360 million; January 1, 2010 – $316 million). The undiscounted value of these obligations is $1,354 million (December 31, 2010 – $1,040 million; January 1, 2010 – $1,080 million), calculated using an effective weighted inflation rate assumption of 2% (December 31, 2010 – 2%; January 1, 2010 – 2%). Accretion expense of $14 million has been charged to earnings for the year ended December 31, 2011 (2010 – $15 million) to reflect an increase in the carrying amount of the reclamation and closure cost obligations which has been determined using an effective weighted discount rate of 5%. Changes to the reclamation and closure cost obligations during the years ended December 31 are as follows:

	2011	2010
Reclamation and closure cost obligations – beginning of year	$360	$316
Arising on acquisition of Andean (note 7(a))	-	1
Reduction of obligations on dispositions of mining interests (note 16(g))	-	(7)
Reclamation expenditures	(23)	(16)
Accretion expense, included in finance costs (note 10)	14	15
Revisions in estimates and obligations incurred	44	51
Reclamation and closure cost obligations – end of year	$395	$360

25.	INCOME TAXES

Years ended December 31	2011	2010
Current income tax expense	$473	$364
Deferred income tax expense (recovery)	213	(57)
Income taxes	$686	$307

146    |    GOLDCORP

(In millions of United States dollars, except where noted)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

Years ended December 31	2011	2010
Earnings from continuing operations before taxes	$2,567	$1,719
Canadian federal and provincial income tax rates	26.50%	28.96%
Income tax expense based on Canadian federal and provincial income tax rates	680	498
Increase (decrease) attributable to:
Impact of foreign exchange on deferred income tax assets and liabilities	89	(39)
Other impacts of foreign exchange	(9)	4
Non-deductible expenditures	30	28
Effects of different foreign statutory tax rates on earnings of subsidiaries	(68)	(22)
Non-taxable portion of gain on disposition of securities (note 26(b)(i))	(45)	-
Non-taxable mark-to-market gains on Goldcorp share purchase warrants and convertible debt	(19)	(8)
Investment write-downs not tax effected	30	-
Impact of increase in Québec mining tax rates	23	-
Provincial mining taxes and resource allowance	53	39
Impact of future income tax rates applied versus current statutory rates	(26)	(17)
Change in Mexican tax legislation	-	(13)
Impact of Mexican inflation on tax values	(24)	(11)
Gain on sale of Escobal not subject to tax	-	(139)
Other	(28)	(13)
	$686	$307

Effective January 1, 2011, the Canadian Federal corporate tax rate decreased from 18% to 16.5% and the British Columbia provincial tax decreased from 10.5% to 10% while in Ontario the manufacturing and processing tax rate decreased from 11% to 10%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 28.96% to 26.50%.

On October 21, 2010, Chile introduced new legislation that increased the mining tax rate for large mines from a 5% fixed rate to a progressive tax regime with rates ranging from 5% to 14% depending on the mining operating profit margin in a given taxation year. The mining operating profit margin is defined as the taxable income of the operation divided by the gross mining revenue of the operation. Mines with operating margins at 35% or below would still be subject to the 5% mining tax rate. Mines with an operating profit margin of higher than 85% would be subject to a 14% rate. During 2011, New Gold waived the fiscal stability established by its previous D.L. 600 filing. Therefore, the D.L. 600 filing made by Goldcorp at the time of the El Morro acquisition provides fiscal stability to both Goldcorp and New Gold that prevents the new legislation from applying to the El Morro operations for the first 15 years of production.

Income tax recoveries (expenses) recognized in other comprehensive income (note 26(b)) is as follows:

Years ended December 31	2011	2010
Net valuation losses (gains) on available-for-sale investments recognized in other comprehensive income	$26	$(44)
Net valuation losses on available-for-sale investments recognized in net earnings	(11)	-
Gain on disposition of securities recognized in net earnings	42	-
	$57	$(44)

GOLDCORP    |    147

(In millions of United States dollars, except where noted)

The significant components of deferred income tax assets and liabilities are as follows:

	At December 31 2011	At December 31 2010	At January 1 2010
Deferred income tax assets (a )
Unused non-capital losses	$27	$44	$35
Investment tax credits	36	17	24
Deductible temporary differences relating to:
Reclamation and closure cost obligations	91	76	73
Other	71	75	43
	225	212	175
Deferred income tax liabilities
Taxable temporary differences relating to:
Mining interests	(5,519)	(5,339)	(3,924)
Other	(266)	(297)	(148)
	(5,785)	(5,636)	(4,072)
Deferred income tax liabilities, net	$(5,560)	$(5,424)	$(3,897)

(a)

The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred income tax assets. At December 31, 2011, the Company had alternative minimum tax (“AMT”) credits and non-capital losses with a tax benefit of $12 million and $1 million, respectively (December 31, 2010 – $7 million and $2 million; January 1, 2010 – $8 million and $1 million, respectively) which have not been recognised as deferred income tax assets. The unused non-capital losses have expiry dates of 2013-2021. The AMT credits have no expiry date.

148    |    GOLDCORP

(In millions of United States dollars, except where noted)

26.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities classified as at FVTPL

The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	At December 31 2011	At December 31 2010	At January 1 2010
Current derivative assets (note 15)
Foreign currency contracts	$9	$5	$7
Copper contracts	7	3	1
Heating oil contracts	5	-	-
Investments in warrants	1	-	-
	$22	$8	$8
Non-current derivative assets (note 22)
Investments in warrants	$-	$6	$2
Current derivative liabilities
Foreign currency contracts	$(23)	$-	$(1)
Copper contracts	-	(15)	(10)
Heating oil contracts	(5)	-	-
Non-financial contract to sell silver to Silver Wheaton (i)	(37)	(40)	-
Share purchase warrants (ii)	-	(42)	-
	$(65)	$(97)	$(11)
Non-current derivative liabilities
Non-financial contract to sell silver to Silver Wheaton (i)	$(53)	$(95)	$-
Share purchase warrants (ii)	-	-	(72)
Conversion feature of convertible senior notes (iii)	(184)	(233)	(231)
	$(237)	$(328)	$(303)

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL by the Company as follows:

	At December 31 2011	At December 31 2010	At January 1 2010
Arising from sales of metal concentrates – classified as at FVTPL	$292	$243	$123
Not arising from sales of metal concentrates – classified as loans and receivables	181	201	156
Accounts receivable	$473	$444	$279

GOLDCORP    |    149

(In millions of United States dollars, except where noted)

The net gains (losses) on derivatives for the years ended December 31 were comprised of the following:

Years ended December 31	2011	2010
Realized gains (losses)
Foreign currency, heating oil, copper, lead, zinc and silver contracts	$14	$9
Non-financial contract to sell silver to Silver Wheaton (i)	(26)	(3)
Share purchase warrants (ii)	33	-
	21	6
Unrealized gains (losses)
Foreign currency, heating oil, copper, lead, zinc and silver contracts	-	(4)
Investments in warrants	(7)	-
Non-financial contract to sell silver to Silver Wheaton (i)	24	(63)
Share purchase warrants (ii)	(5)	30
Conversion feature of convertible senior notes (iii)	49	(1)
Conversion feature of Primero Convertible Note (iv)	-	(1)
	61	(39)
	$82	$(33)

(i)	Non-financial contract to sell silver to Silver Wheaton

At December 31, 2011, management estimates that the fair value of the Company’s commitment to deliver 1.5 million ounces of silver to Silver Wheaton during each of the four contract years ending August 5, 2014 at a fixed price per ounce is $90 million (December 31, 2010 – $135 million). The fair value was estimated as the difference between the forward market prices of silver for the remainder of the four contract years ending August 5, 2014 ranging from $28.04 to $29.55 per ounce (December 31, 2010 – $30.96 to $31.75 per ounce) and the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, receivable from Silver Wheaton, multiplied by the remaining ounces to be delivered, and discounted using the Company’s after-tax weighted average cost of capital. Of the $90 million (December 31, 2010 – $135 million), $37 million (December 31, 2010 – $40 million) is included in current derivative liabilities with the remaining amount included in non-current derivative liabilities. The Company recorded a net loss on derivatives in the year ended December 31, 2011 of $2 million (December 31, 2010 – net loss of $66 million) comprising of a realized loss of $26 million (December 31, 2010 – realized loss of $3 million) on ounces delivered during the period and an unrealized gain of $24 million (December 31, 2010 – unrealized loss of $63 million) on remaining ounces to be delivered. The remaining total ounces to be delivered by the Company as at December 31, 2011 were 3.9 million ounces (December 31, 2010 – 5.4 million ounces).

(ii)	Share purchase warrants

During the three months ended June 30, 2011, 7.8 million of the Company’s 9.2 million share purchase warrants were exercised for total proceeds of C$350 million ($358 million). The Company reclassified $14 million from current liabilities to share capital, representing the fair value of the share purchase warrants on the dates of exercise. The Company’s remaining 1.4 million outstanding share purchase warrants expired unexercised on June 9, 2011.

The Company recorded a $28 million net gain on derivatives in the Consolidated Statement of Earnings during the year ended December 31, 2011 representing the change in fair value of share purchase warrants outstanding during the period to the dates of exercise or expiry (2010 - $30 million unrealized gain).

At December 31, 2011, the Company had no outstanding share purchase warrants (December 31, 2010 - 9.2 million outstanding share purchase warrants with a fair value of $42 million classified as current derivative liabilities;

150    |    GOLDCORP

(In millions of United States dollars, except where noted)

January 1, 2010 - 9.2 million outstanding share purchase warrants with a fair value of $72 million classified as non-current derivative liabilities).

(iii)	Conversion feature of convertible senior notes

At December 31, 2011, non-current derivative liabilities included $184 million representing the fair value of the conversion feature of the Company’s Notes outstanding (note 23) (December 31, 2010 – $233 million; January 1, 2010 – $231 million). During the year ended December 31, 2011, the Company recognized an unrealized gain of $49 million on derivatives, representing the change in fair value of the conversion feature of the Company’s Notes during the year (December 31, 2010 – $1 million unrealized loss).

(iv)	Conversion feature of the Primero Convertible Note

The conversion feature of the Primero Convertible Note is an embedded derivative which has been accounted for separately from the host note receivable and measured at fair value at each balance sheet date. On August 5, 2011, the Company exercised its option to extend the maturity of the Primero Convertible Note for an additional year with a revised maturity date of August 5, 2012 (note 14).

At December 31, 2011, current derivative assets included a negligible amount representing the fair value of the conversion feature of the Primero Convertible Note (December 31, 2010 – negligible; January 1, 2010 – $nil). During the year ended December 31, 2011, the Company recognized a negligible loss representing the change in fair value of the conversion feature of the Primero Convertible Note during the year (2010 – $1 million unrealized loss).

(b)	Financial assets classified as available-for-sale

The Company’s investments in marketable securities (included in other current assets (note 15)) and other equity securities (classified as non-current (note 21)) are classified as available-for-sale. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income for the years ended December 31 were as follows:

	2011	2010
Mark-to-market gains (losses) on equity securities	$(225)	$365
Deferred tax recovery (expense) in OCI	26	(44)
Unrealized gains (losses) on available-for-sale securities, net of tax	(199)	321
Reclassification adjustment for realized gains recognized in net earnings, net of tax of $42 million (i)	(294)	-
Reclassification adjustment for impairment losses recognized in net earnings, net of tax of $11 million (ii)	76	2
	$(417)	$323

(i)

On February 8, 2011, the Company disposed of its 10.1% interest in Osisko Mining Corporation to a syndicate of underwriters at a price of C$13.75 per common share held, for total gross proceeds of C$530 million ($536 million). On the date of disposition, the Company reclassified the cumulative mark-to-market gains previously recognized in OCI of $337 million to earnings for the period and recognized a gain on disposition of $320 million ($279 million after tax), net of selling costs of $17 million. A $1 million loss on disposal of marketable securities was recognized during the fourth quarter of 2011.

(ii)

The Company recognized an impairment expense of $87 million on certain of the Company’s equity and marketable securities as the Company determined there was objective evidence of a significant and/or prolonged decline. As a result, the cumulative mark-to-market losses previously recognised in OCI were reclassified to net earnings (2010 – $2 million, net of tax of $nil).

GOLDCORP    |    151

(In millions of United States dollars, except where noted)

(c)	Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Consolidated Balance Sheets

The categories of fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At December 31, 2011, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized on the Consolidated Balance Sheets at fair value are categorized as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
	Level 1	Level 2	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$1,502	$-	$556	$-	$875	$-
Marketable securities (note 15)	15	-	40	-	25	-
Accounts receivable arising from sales of metal concentrates (note 26(a))	-	292	-	243	-	123
Investments in warrants (note 26(a))	1	-	6	-	2	-
Investments in equity securities (note 21)	207	-	924	-	388	-
Current derivative assets (note 26(a))	-	21	-	8	-	8
Current derivative liabilities (note 26(a))	-	(65)	(33)	(64)	-	(11)
Non-current derivative liabilities:
Non-financial contract to sell silver to Silver Wheaton (note 26(a)(i))	-	(53)	-	(95)	-	-
Conversion feature of convertible senior notes (note 26(a)(iii))	-	(184)	-	(233)	-	(231)
Share purchase warrants (note 26(a)(ii))	-	-	-	-	(61)	(11)

At December 31, 2011, there were no financial assets or liabilities measured and recognized on the Consolidated Balance Sheet at fair value that would be categorized as level 3 in the fair value hierarchy above (December 31, 2010 – $nil; January 1, 2010 – $nil).

There were no transfers between level 1 and level 2 during the years ended December 31, 2011 and 2010.

(ii)	Valuation methodologies for Level 2 financial assets and liabilities

Accounts receivable arising from sales of metal concentrates:

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

Current derivative assets and liabilities:

The Company’s current derivative assets and liabilities are comprised of commodity and currency forward and option contracts and the current portion of the Company’s non-financial contract to sell silver to Silver Wheaton. The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and

152    |    GOLDCORP

(In millions of United States dollars, except where noted)

discount rates incorporating LIBOR and the applicable yield curve. The fair values of the option contracts are priced using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

Non-financial contract to sell silver to Silver Wheaton:

The fair value of ounces to be delivered is calculated using quoted silver forward prices over the contractual term less the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, and discounted using the Company’s after-tax weighted average cost of capital.

Conversion feature of convertible senior notes:

The fair value of the conversion feature is calculated using an option pricing model. The model utilizes a discounted cash flow analysis using a discount rate with an option adjusted credit spread, and the closing price of the Company’s Notes at the balance sheet date and which are considered to be traded in an active market.

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Consolidated Balance Sheet

At December 31, 2011, the carrying amounts of accounts receivable not arising from sales of metal concentrates, money market investments, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

Convertible senior notes:

The initial recognition amount of the liability component of the Company’s Notes has been accreted from June 5, 2009 to December 31, 2011 based on an annual effective interest rate of 8.57% (note 23). Management estimates the market interest rate on similar borrowings without the conversion feature has decreased to approximately 3.1% per annum as at December 31, 2011. Accordingly, the fair value of the liability component of the Company’s Notes has increased to $847 million, compared to a carrying amount of $744 million, which includes $7 million of accrued interest payable included in accounts payable and accrued liabilities at December 31, 2011.

Primero 5-year Promissory Note:

The Primero 5-year Promissory Note has been accreted during the year ended December 31, 2011 based on an annual effective interest rate of 5.5% (note 14). Management estimates the market interest rate on similar borrowings has increased to approximately 5.7% per annum as at December 31, 2011. Accordingly, the fair value of the Primero 5-year Promissory Note has decreased to $55 million, compared to a carrying amount of $56 million, which includes $4 million of accrued interest receivable at December 31, 2011 (notes 14 & 15).

Primero Convertible Note:

The initial recognition amount of the Primero Convertible Note was accreted to the face value of the note over the original term of the note based on an annual effective interest rate of 5.0% (note 14). Management estimates the market interest rate on similar borrowings has increased to approximately 5.2% per annum as at December 31, 2011. Accordingly, the fair value of the Primero Convertible Note has decreased to $30 million, compared to a carrying amount of $31 million, which includes $1 million of accrued interest receivable at December 31, 2011 (notes 14 & 15).

(d)	Financial instrument risk exposure

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and

GOLDCORP    |    153

(In millions of United States dollars, except where noted)

to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, money market investments and derivative assets. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2011 is considered to be negligible. The Company invests its cash and cash equivalents and money market investments in highly rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low. Foreign currency, heating oil and commodity contracts are entered into with large international financial institutions with strong credit ratings.

The Company’s maximum exposure to credit risk is as follows:

	At December 31 2011	At December 31 2010	At January 1 2010
Cash and cash equivalents	$1,502	$556	$875
Accounts receivable	473	444	279
Money market investments	272	-	-
Current and non-current derivative assets (note 26(a))	22	14	10
Current and non-current notes receivable (note 14)	82	111	-
Accrued interest receivable (note 15)	5	2	-
	$2,356	$1,127	$1,164

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

During the year ended December 31, 2011, the Company generated operating cash flows from continuing operations of $2,366 million (2010 – $1,764 million). At December 31, 2011, Goldcorp held cash and cash equivalents of $1,502 million (December 31, 2010 – $556 million; January 1, 2010 – $875 million), of which $89 million (December 31, 2010 – $64 million; January 1, 2010 – $71 million) is held by the Company’s joint ventures and which is not available for use by the Company. At December 31, 2011, the Company had working capital of $2,045 million (excluding working capital of the Company’s joint ventures) (December 31, 2010 – $506 million; January 1, 2010 – $867 million) which the Company defines as current assets less current liabilities.

154    |    GOLDCORP

(In millions of United States dollars, except where noted)

On November 23, 2011, the Company entered into a $2 billion 5 year senior revolving credit facility with a syndicate of 15 lenders. This unsecured floating rate credit facility replaced the Company’s 2007 $1.5 billion revolving credit facility. Amounts drawn incur interest at LIBOR plus 0.875% to 1.750% per annum and undrawn amounts are subject to a 0.08% to 0.30% per annum commitment fee; both fees are dependent on the Company’s debt ratings. All amounts drawn are required to be refinanced or repaid by November 23, 2016. The revolving credit facility, either previous or existing, has not been used during 2011. In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414 million – Goldcorp’s share). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375 million, $400 million and $260 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. During the year ended December 31, 2011, an additional $159 million was drawn for a total amount drawn of $940 million at December 31, 2011 ($376 million – Goldcorp’s share). The remaining $95 million available ($38 million – Goldcorp’s share) is expected to be drawn during 2012.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	At December 31 2011					At December 31 2010	At January 1 2010
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total	Total
Accounts payable and accrued liabilities (a)	$612	$-	$-	$-	$612	$560	$382
Current and non-current derivative liabilities (note 26(a))	65	58	-	-	123	162	11
Debt re-payments (principal portion) (note 23)	-	863	-	-	863	863	879
Interest payments on convertible senior notes (note 23)	17	35	-	-	52	69	89
Capital expenditure commitments	765	-	-	-	765	252	530
Reclamation and closure costs (note 24)	31	30	36	1,257	1,354	1,040	1,080
Minimum rental and lease payments	3	4	4	-	11	10	12
Other	15	5	4	48	72	23	6
	$1,508	$995	$44	$1,305	$3,852	$2,979	$2,989

(a)	Excludes accrued interest on convertible senior notes which is disclosed separately in the above table.

GOLDCORP    |    155

(In millions of United States dollars, except where noted)

At December 31, 2011, the Company had letters of credit outstanding and secured deposits in the amount of $308 million (December 31, 2010 – $308 million; January 1, 2010 – $271 million).

In the opinion of management, the working capital at December 31, 2011, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2012 is $2.6 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro, Camino Rojo and Pueblo Viejo).

At December 31, 2011, the Company’s committed capital expenditures payable over the next twelve months amounted to $765 million (December 31, 2010 – $252 million; January 1, 2010 – $530 million). Included in the committed capital expenditures at December 31, 2011 are $153 million relating primarily to the in-pit crushing and conveying system for Peñasquito, $73 million relating to the Cerro Negro project, $127 million relating to the Éléonore project, and $12 million relating primarily to the filter plant construction for Marlin.

For the periods beyond 2012, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Guatemalan quetzals and Chilean pesos. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver, copper, lead and zinc production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in non-US dollars relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2011, the Company had $5.6 billion of deferred income tax liabilities, of which $5.1 billion arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, and Camino Rojo and Cerro Negro in 2010 and which are denominated in currencies other than the US dollar.

156    |    GOLDCORP

(In millions of United States dollars, except where noted)

The Company is exposed to currency risk through the following financial assets and liabilities and deferred income tax liabilities denominated in currencies other than US dollars:

At December 31, 2011	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Income taxes receivable (payable), current & non-current	Accounts payable and accrued liabilities and non-current liabilities	Deferred income tax liabilities
Canadian dollar	$22	$58	$(116)	$(238)	$(852)
Mexican peso	20	58	(13)	(86)	(2,927)
Argentinean peso	20	55	(17)	(25)	(1,304)
Guatemalan quetzal	5	14	(3)	(27)	(21)
Chilean peso	1	3	-	(16)	-
	$68	$188	$(149)	$(392)	$(5,104)
At December 31, 2010
Canadian dollar	$70	$97	$(62)	$(204)	$(784)
Mexican peso	34	90	(177)	(88)	(2,892)
Argentinean peso	1	33	(47)	(48)	(1,305)
Guatemalan quetzal	5	18	(5)	(18)	(11)
Chilean peso	-	1	-	(3)	-
	$110	$239	$(291)	$(361)	$(4,992)

During the year ended December 31, 2011, the Company recognized a gain of $3 million on foreign exchange (2010 – loss of $1 million). Based on the above net exposures at December 31, 2011, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $10 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2011, the Company recognized a net foreign exchange loss of $84 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2010 – net gain of $35 million). Based on the above net exposures at December 31, 2011, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $58 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2011 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms (note 26(a)).

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings, its share of the Pueblo Viejo project financing, cash and cash equivalents and money market investments. At December 31, 2011, the Company’s revolving credit facility is subject to a floating interest rate. In addition, the Primero 5-year Promissory Note and debt component of the Primero Convertible Note are exposed to interest rate risk as a result of the fixed interest rates earned (note 14). The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate paid by the Company during the year ended December 31, 2011 on its revolving credit facility was nil% (2010 – 0.74%). The average interest rate earned by the Company during the year ended December 31, 2011 on its cash and cash equivalents was 0.20%

GOLDCORP    |    157

(In millions of United States dollars, except where noted)

(2010 – 0.20%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax net earnings (2010 – nominal).

Price	risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices.

The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% and 30% of its by-product base metal sales volume over the next fifteen months and subsequent sixteen to twenty-seven months, respectively, to manage its exposure to fluctuations in base metal prices (note 26(a)).

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in a $12 million decrease or increase in the Company’s after-tax net earnings (2010 – $9 million). The Company does not intend to hedge against diesel fuel price fluctuations in Mexico as the government regulates the domestic market. As and when it is determined to be favourable, the Company will enter into hedges against diesel fuel price fluctuations in Canada and the United States. At December 31, 2011, the Company has entered into heating oil contracts to manage its exposure to fuel prices (note 26(a)). Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.

The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity investment, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

27.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are to safeguard its ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and money market investments as follows:

	At December 31 2011	At December 31 2010	At January 1 2010
Shareholders’ equity	$21,272	$19,553	$14,375
Current debt included in other current liabilities	-	-	17
Long-term debt	737	695	656
	22,009	20,248	15,048
Less: Cash and cash equivalents	(1,502)	(556)	(875)
Money market investments	(272)	-	-
	$20,235	$19,692	$14,173

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in

158    |    GOLDCORP

(In millions of United States dollars, except where noted)

place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

At December 31, 2011, the Company expects its capital resources and projected future cash flows from continuing operations to support its normal operating requirements on an ongoing basis and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2011, there was no externally imposed capital requirement to which the Company is subject and with which the Company has not complied.

28.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options

The Company granted 6.0 million stock options to its employees and officers during the year ended December 31, 2011, which vest over a period of 3 years, are exercisable at C$46.76 to C$48.16 per option, expire in 2016, and have a total fair value of $79 million at the date of grant. The Company granted 6.0 million stock options during the year ended December 31, 2010, which vest over a period of 3 years, are exercisable at C$40.79 to C$45.51 per option, expire in 2015 and have a total fair value of $81 million at date of grant. The fair value of stock options granted during the year ended December 31, 2011 was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected life	3 years
Expected volatility	42.7%
Expected dividend yield	<1%
Forfeiture rate	9.0%
Risk-free interest rate	2.0%
Weighted average share price	$49.31
Weighted average fair value per option	$14.49

The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

GOLDCORP    |    159

(In millions of United States dollars, except where noted)

The following table summarizes the changes in outstanding stock options during the years ended December 31, 2011 and 2010:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2010	14,069	$32.16
Granted	5,972	44.48
Exercised	(3,524)	28.24
Forfeited	(824)	38.30
At December 31, 2010	15,693	$37.41
At January 1, 2011	15,693	$37.41
Granted	5,992	48.15
Exercised	(3,486)	34.56
Forfeited	(625)	41.55
At December 31, 2011	17,574	$41.49

During the year ended December 31, 2011, the weighted average share price at the date of exercise was C$50.57 (2010 – C$45.45).

The following table summarizes information about the Company’s stock options outstanding at December 31, 2011:

	Options Outstanding			Options Exercisable
Exercise Prices (C$/option)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$12.55	19	$12.55	0.1	19	$12.55	0.1
$16.87 - $19.23	736	18.51	3.0	736	18.51	3.0
$24.40 - $25.71	641	25.64	5.4	641	25.64	5.4
$28.84 - $31.93	650	31.02	4.5	650	31.02	4.5
$34.39 - $37.82	2,738	35.70	2.4	1,363	35.71	2.4
$39.36 - $40.79	1,996	39.78	1.5	1,944	39.77	1.4
$44.50 - $48.16	10,794	46.46	3.8	1,350	44.51	3.4
	17,574	$41.49	3.4	6,703	$35.29	2.9

(b)	Restricted share units

The Company issued 482,500 RSUs during the year ended December 31, 2011, 31,500 of which vested immediately and 451,000 which vest over 3 years and which have a total fair value of $24 million at the date of issuance (weighted average fair value per RSU – C$49.52). There were 311,500 RSUs issued during the year ended December 31, 2010 with a total fair value of $14 million at the date of issuance, a portion of which vested immediately with the remaining portion vesting over three years. At December 31, 2011 there were 727,500 RSUs outstanding (December 31, 2010 – 478,000; January 1, 2010 – 406,000).

160    |    GOLDCORP

(In millions of United States dollars, except where noted)

(c)	Stock options and restricted share units compensation expense

Total stock options and RSUs vested during the year ended December 31, 2011 and recorded as share-based compensation expense included in corporate administration in the Consolidated Statements of Earnings with a corresponding credit to shareholders’ equity was $93 million (December 31, 2010 - $62 million). During the year ended December 31, 2010, an additional $1 million of share-based compensation expense was capitalized as part of Peñasquito’s development costs.

(d)	Performance share units compensation expense

During the year ended December 31, 2011, the Company issued 277,865 PSUs with a total fair value of $15 million at date of issuance. The fair value of PSUs granted during the year ended December 31, 2011 was calculated as of the date of grant using a binomial pricing model with the following weighted average assumptions:

Expected life	3 years
Expected volatility	24.6%
Expected dividend yield	<1%
Forfeiture rate	9.1%
Risk-free interest rate	3.35%
Weighted average share price	$43.73

Total share-based compensation expense included in corporate administration in the Consolidated Statements of Earnings relating to PSUs for the year ended December 31, 2011 and recorded as liabilities was $7 million (December 31, 2010 – $1 million; January 1, 2010 – $nil).

At December 31, 2011, the carrying amount of PSUs outstanding and included in other non-current liabilities was $7 million (December 31, 2010 – $1 million; January 1, 2010 – $nil). At December 31, 2011, the total intrinsic value of PSUs outstanding and vested was $9 million (December 31, 2010 – $1 million; January 1, 2010 – $nil).

(e)	Employee share purchase plan

During the year ended December 31, 2011, the Company recorded compensation expense of $4 million (2010 – $4 million) in corporate administration in the Consolidated Statements of Earnings, representing the Company’s contributions to the employee share purchase plan measured based on the market price of the underlying shares at the dates of contribution.

(f)	Issued share capital

The Company has an unlimited number of authorized shares and does not reserve shares for issuances in connection with the exercise of stock options and the vesting of restricted share units.

29.	PER SHARE INFORMATION

Net earnings per share from continuing operations were calculated based on the following:

Years ended December 31	2011	2010
Basic net earnings from continuing operations	$1,881	$1,412
Effect of dilutive securities:
Share purchase warrants – change in fair value recognized in earnings during the year	(28)	(2)
Debt component of convertible senior notes – interest expensed during the year, net of tax	-	3
Conversion feature of convertible senior notes – change in fair value recognized in earnings during the year	(49)	1
Diluted net earnings from continuing operations	$1,804	$1,414

GOLDCORP    |    161

(In millions of United States dollars, except where noted)

Net earnings per share were calculated based on the following:

Years ended December 31	2011	2010
Basic net earnings	$1,881	$2,051
Effect of dilutive securities:
Share purchase warrants – change in fair value recognized in earnings during the year	(28)	(2)
Debt component of convertible senior notes – interest expensed during the year, net of tax	-	3
Conversion feature of convertible senior notes – change in fair value recognized in earnings during the year	(49)	1
Diluted net earnings	$1,804	$2,053

Net earnings per share from continuing operations and net earnings per share for the years ended December 31 were calculated based on the following:

(in thousands)	2011	2010
Basic weighted-average number of shares outstanding	804,467	735,337
Effect of dilutive securities:
Stock options	2,412	2,264
Restricted share units	728	478
Share purchase warrants	314	157
Convertible senior notes	17,975	17,975
Diluted weighted-average number of shares outstanding	825,896	756,211

The weighted average number of stock options outstanding during the year ended December 31, 2011 was 16.5 million (2010 – 12.2 million), of which 11.8 million was dilutive (2010 – 10.0 million) and included in the above tables. The effect of the remaining 4.7 million stock options (2010 – 2.2 million) was anti-dilutive because the underlying exercise prices exceeded the average market price of the underlying common shares of C$48.05 (2010 – C$43.13).

During the year ended December 31, 2011, the Company’s share purchase warrants were exercised or expired (note 26(a)(ii)). The effect of 9.2 million share purchase warrants outstanding prior to the date of exercise or expiry for the year ended December 31, 2011 was dilutive and has been included in the above tables. At December 31, 2011, the Company had no outstanding share purchase warrants.

There were 9.2 million share purchase warrants outstanding during the year ended December 31, 2010. The effect of 0.8 million share purchase warrants for the year ended December 31, 2010 was dilutive and has been included in the above tables. The effect of 8.4 million share purchase warrants outstanding for the year ended December 31, 2010 was anti-dilutive because the underlying exercise price exceeded the average market price of the underlying common shares. In the event that these share purchase warrants were dilutive, the computation of diluted net earnings from continuing operations and net earnings for the year ended December 31, 2010 would have included $28 million, representing the total change in fair value of the share purchase warrants recognized in net earnings.

Dividends declared:

During the year ended December 31, 2011, the Company declared and paid to its shareholders dividends of $0.41 per share for total dividends of $330 million (2010 – $0.21 per share for total dividends of $154 million). For the period January 1, 2012 to February 15, 2012, the Company declared dividends payable of $0.09 per share for total dividends of $73 million.

162    |    GOLDCORP

(In millions of United States dollars, except where noted)

30.	NON-CONTROLLING INTERESTS

	El Morro	Terrane	Total
At January 1, 2010	$-	$51	$51
Acquisition of El Morro project (note 7(c))	213	-	213
Share of net earnings (loss)	-	(8)	(8)
Impact of change in ownership interest
Prior to disposition of remaining interest in Terrane (a)	-	53	53
Disposition of remaining interest in Terrane (b)	-	(96)	(96)
	-	(43)	(43)
At December 31, 2010	$213	$-	$213
Share of net earnings (loss)	-	-	-
At December 31, 2011	$213	$-	$213

(a)

On April 16, 2010, Terrane completed a bought-deal financing agreement with a syndicate of underwriters for the sale of 63,637,000 Units which were sold to the public at a price of C$1.10 per Unit for gross proceeds of C$70 million ($70 million). Each Unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Terrane at a price of C$1.50 per share for a period of 12 months from closing. Concurrent with the issuance of Units to the underwriters, 27,273,000 Units were issued at the same price on a non-brokered private placement basis to Goldcorp for C$30 million ($30 million). These issuances resulted in a decrease to Goldcorp’s interest in Terrane and gave rise to an increase in non-controlling interests of $50 million. An adjustment was made to increase retained earnings directly by $15 million to reflect the difference between the increase in non-controlling interests and the Company’s share of proceeds received. Issuances of common shares resulting from exercises of stock options outstanding during the period from January 1, 2010 to October 20, 2010 also gave rise to an increase in non-controlling interests of $3 million and a decrease of $1 million to retained earnings.

(b)	On October 20, 2010, the Company disposed of its remaining 58.1% interest in Terrane and derecognized the carrying amount of non-controlling interests on the date of disposition (note 11(b)).

31.	SUPPLEMENTAL CASH FLOW INFORMATION

Years ended December 31	2011	2010
Change in operating working capital
Accounts receivable	$(76)	$(161)
Inventories and stockpiled ore	(157)	(62)
Accounts payable and accrued liabilities	(9)	136
Income taxes payable	(59)	157
Other	(25)	1
	$(326)	$71
Acquisitions, net of cash acquired
Cerro Negro project (note 7(a))	$-	$520
Camino Rojo project (note 7(d))	-	286
El Morro project (note 7(c))	-	512
	$-	$1,318

GOLDCORP    |    163

(In millions of United States dollars, except where noted)

Years ended December 31	2011	2010
Operating activities include the following cash received (paid):
Interest received	$3	$3
Interest paid	(2)	(10)
Income taxes received	53	-
Income taxes paid	(583)	(212)
Investing activities of continuing operations include the following cash received (paid):
Purchases of money market investments	(487)	-
Purchases of available-for-sale securities	(20)	(19)
Net proceeds from the sale of Osisko shares	519	-
Proceeds from the maturity of money-market investments and sale of other securities	216	-
Interest received on Primero Convertible Note	1	-
Investing activities of discontinued operations include the following cash received (paid):
Income taxes paid	(88)	(58)
Principal repayment on Primero Convertible Note	30	-

During the year ended December 31, 2010, the Company recognized certain non-cash investing and financing activities resulting from acquisitions and disposals of mining interests (notes 7 & 8).

	2011	2010
Cash and cash equivalents (a) are comprised of:
Cash	$160	$251
Short-term money market investments	1,342	305
	$1,502	$556

(a)	At December 31, 2011, $89 million (2010 – $64 million) is held by the Company’s joint ventures and is not available for use by the Company.

32.	RELATED PARTY TRANSACTIONS

(a)	Related party transactions

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, its joint ventures (note 3(c)) and key management personnel. Transactions with related parties for goods and services are made on normal commercial terms and are considered to be at arm’s length.

(b)	Compensation of directors and other key management personnel

The remuneration of the Company’s directors and other key management personnel during the years ended December 31 are as follows:

	2011	2010
Short-term employee benefits (i )	$11	$10
Post-employment benefits	1	1
Other long-term benefits	8	4
Share-based compensation	16	16
	$36	$31

(i)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

164    |    GOLDCORP

(In millions of United States dollars, except where noted)

33.	OTHER COMMITMENTS

Power delivery agreement

On January 21, 2011 (“the effective date”), the Company signed an agreement with a third party for the construction of a power plant by the third party to deliver electricity to the Peñasquito mine for a period of twenty years upon completion of construction expected in 2014, with an option to renew by the Company for three additional five year periods. The agreement may be terminated by either party if certain conditions are not met within twenty-four months of the effective date, including obtaining necessary authorizations, project financing and the notice to proceed with construction. In addition, the Company may terminate the agreement if substantial completion of the construction of the plant is not achieved within forty-two months of receiving notice to proceed with construction. At December 31, 2011, none of the preconditions have been completed. Upon the agreement becoming effective, the Company anticipates accounting for the future purchase of electricity as an embedded lease.

34.	CONTINGENCIES

(a)

The El Morro project was acquired from a subsidiary of New Gold, the entity which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata Copper”), a subsidiary of Xstrata, pursuant to the exercise of the right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata Copper to acquire Xstrata Copper’s 70% interest in the El Morro project, subject to the right of first refusal not being exercised. On January 7, 2010, the New Gold subsidiary delivered notice to Xstrata Copper that it was exercising the right of first refusal. On January 13, 2010, Goldcorp received a statement of claim filed by Barrick in the Ontario Superior Court of Justice, against Goldcorp, New Gold, and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal. Among the relief requested by Barrick is that the El Morro project be held in trust for the benefit of Barrick. As an alternative, Barrick seeks damages. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. All parties agreed to have all claims related to Goldcorp’s acquisition of its interest in the El Morro project heard by the Ontario courts, including the Supreme Court of Canada. Evidence regarding liability issues was heard in June 2011 and evidence regarding remedy issues was heard in October 2011. All parties have submitted their written arguments and oral arguments were heard during the week of January 30, 2012. The case was reserved following oral argument, and the matter is now before the trial court for its decision. Goldcorp’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and defended Goldcorp against Barrick’s claim.

(b)

In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., Miguel De Pena and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. PVDC requested the Supreme Court in Santo Domingo to change the venue and the 9th Criminal Court of Santo Domingo was appointed to decide on the matter of Fundacion Amigo de Maimon Inc. No other procedure has occurred. As for Miguel De Pena, the Supreme Court annulled the judgment of the trial court of Cotui against PVDC which ordered PVDC to restore possession of Parcel 451-K to Miguel De Pena. The case has been sent to a new trial court for issuance of ruling. Miguel De Pena also initiated litigation against PVDC to collect approximately $2 million and the 9th Criminal Court rejected the claim. Miguel de Pena also filed a criminal action against PVDC for property violation and the Trial Court of Cotui rejected the action. De Pena appealed the decision and the Appellate Court found that the Trial Judge committed procedural mistakes and remanded the action to a new Trial Court where the matter is pending.

GOLDCORP    |    165

(In millions of United States dollars, except where noted)

In November 2011, PVDC filed with the Civil and Commercial Trial Cotui Court against the City Hall of the Municipality of Cotui (“City Hall”): (i) a lawsuit demanding compliance by the terms of the Understanding and Cooperation Agreement executed between PVDC and the City Hall; and (ii) a request for the order of a precautionary measure. Through the above actions, PVDC seeks to compel the City Hall to comply with its obligations under the aforementioned agreement and to suspend PVDC’s obligation to disburse additional funds until the lawsuit mentioned in (i) above is decided by the court.

In December 2011, Maria de la Cruz filed a damage and compensation claim against PVDC, its Directors and the Ministry of Environment. De la Cruz alleges personal and property damages due to environmental contamination and is seeking a compensation of approximately $7 million and remediation of environmental contamination, which includes historic contamination resulting from the operations of the Pueblo Viejo Mine by Rosario Dominicana (a company operated and owned by the Dominican Government) for which PVDC is not responsible in accordance with the Special Lease Agreement executed with the Dominican Government. Maria de la Cruz together with her husband previously filed a similar action against PVDC and its Directors which the Trial Court declared invalid due to procedural reasons. PVDC intends to vigorously defend the action.

(c)

On December 7, 2011, the Inter-American Commission on Human Rights (“IACHR”), notified the Government of Guatemala of its decision to modify the precautionary measures. As modified, the precautionary measures no longer seek to have the Government suspend operations at the Marlin Mine. In 2010, the IACHR, an independent body of the Organization of American States, issued precautionary measures calling on the Government of Guatemala to take action, including suspension of mining activity at Marlin, to protect 18 Mayan communities against alleged environmental and public health concerns related to the mine’s operation. Following the completion of the administrative process mandated by Guatemala’s Mining Law, the Ministry of Energy and Mines (the “Ministry”), on July 8, 2011, issued a resolution declaring that based on the information presented by the agencies of government, the petitioner, the local communities, and Montana Exploradora de Guatemala S.A. de C.V. (“Montana”), a wholly owned subsidiary of Goldcorp and the operator of Marlin, there is no cause for the suspension of operations at Marlin and that Montana has been carrying out mining operations in accordance with the mining law of Guatemala. On July 11, 2011, the Government of Guatemala petitioned the IACHR to declare the precautionary measures without further effect because the government has complied with the measures and because the investigations conducted by the government demonstrate that Marlin has not damaged the environment or health of the communities in the vicinity of the mine.

166    |    GOLDCORP

(In millions of United States dollars, except where noted)

35.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IFRS 1 elections and significant accounting policies set out in notes 2 and 3, respectively, have been applied in preparing these consolidated financial statements and selected comparative information presented below. The following tables reconcile the Company’s consolidated balance sheets and statements of earnings and comprehensive income prepared in accordance with Canadian GAAP and as previously reported to those prepared and reported in these consolidated financial statements in accordance with IFRS:

Consolidated balance sheets

At January 1, 2010	Canadian GAAP, previously reported	Income taxes (a)	Convertible notes (b)	Share purchase warrants (c)	Other (d)(e)	IFRS
Assets
Current assets	$1,602	$-	$-	$-	$53	$1,655
Non-current assets	19,347	(461)	-	(173)	(64)	18,649
	$20,949	$(461)	$-	$(173)	$(11)	$20,304
Liabilities
Current liabilities	$735	$-	$-	$-	$(99)	$636
Non-current liabilities	4,670	241	173	72	86	5,242
	5,405	241	173	72	(13)	5,878
Equity
Shareholders’ equity	15,493	(702)	(173)	(245)	2	14,375
Non-controlling interests	51	-	-	-	-	51
	15,544	(702)	(173)	(245)	2	14,426
Total liabilities and equity	$20,949	$(461)	$-	$(173)	$(11)	$20,304

At December 31, 2010	Canadian GAAP, as revised (g)	Income taxes (f)	Convertible notes (f)	Share purchase warrants (f)	Other (f)	IFRS
Assets
Current assets	$1,624	$-	$-	$-	$(46)	$1,578
Non-current assets	26,637	(461)	8	(173)	50	26,061
	$28,261	$(461)	$8	$(173)	$4	$27,639
Liabilities
Current liabilities	$1,040	$-	$-	$42	$(166)	$916
Non-current liabilities	6,814	(194)	186	-	151	6,957
	7,854	(194)	186	42	(15)	7,873
Equity
Shareholders’ equity	20,194	(267)	(178)	(215)	19	19,553
Non-controlling interest	213	-	-	-	-	213
	20,407	(267)	(178)	(215)	19	19,766
Total liabilities and equity	$28,261	$(461)	$8	$(173)	$4	$27,639

GOLDCORP    |    167

(In millions of United States dollars, except where noted)

The following paragraphs explain the key differences between the Company’s accounting policies under IFRS and those under Canadian GAAP and their impacts on the Company’s consolidated balance sheets:

(a)

IAS 12 – Income Taxes (“IAS 12”) requires deferred income taxes to be recognized for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translations of the costs of non-monetary assets and liabilities denominated in foreign currencies (“foreign non-monetary assets and liabilities”). Under Canadian GAAP, these temporary differences are not accounted for. The impact of this difference was a decrease of $675 million in opening retained earnings at January 1, 2010.

In accordance with IAS 12, deferred income taxes are not recognized for temporary differences that arise from differences between the fair values and tax bases of assets acquired in a transaction other than a business combination. Under Canadian GAAP, deferred income taxes are recognized for such temporary differences. In accordance with IAS 12, the Company derecognized the deferred income tax liability recorded on initial recognition of the Gold Eagle Mine Ltd’s assets acquired in February 2008 which resulted in a decrease of $27 million in opening retained earnings at January 1, 2010.

(b)

In accordance with IAS 32, an issuer’s option to settle in cash upon conversion results in the conversion feature of convertible debt being accounted for as an embedded derivative which must be separately accounted for at fair value on initial recognition. The carrying amount of the debt component, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the conversion feature. Transaction costs are allocated to the debt and derivative components in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the derivative component are expensed, while costs allocated to the debt component are offset against the carrying amount of the liability and included in the determination of the effective interest rate. Subsequent to initial recognition, the derivative component is re-measured at fair value at the end of each reporting period while the debt component is accreted to the face value of the debt using the effective interest method.

The Company has the option to settle in cash upon conversion of the Notes issued on June 5, 2009. Accordingly, the conversion feature of the Notes meets the definition of a derivative which must be accounted for separately from the host debt component. The Company recorded adjustments to (a) reclassify the conversion feature of the Notes from equity to non-current derivative liabilities, (b) re-measure the proceeds allocated to the debt and derivative components on initial recognition, (c) expense the transaction costs allocated to the derivative component, (d) capitalize the transaction costs allocated to the debt component against the carrying amount of the liability and (e) re-measure the derivative component at fair value as at January 1, 2010. The impacts of the adjustments at January 1, 2010 were to increase non-current derivative liabilities by $231 million, decrease long-term debt by $62 million, increase deferred income tax liabilities by $4 million, and decrease equity by $173 million, including a decrease to retained earnings of $17 million (notes 24 & 27(a)(iii)).

(c)

In accordance with IAS 39, share purchase warrants issued with exercise prices denominated in foreign currencies are classified and presented as derivative liabilities and measured at fair value. Under Canadian GAAP, all warrants are presented as equity. At January 1, 2010, the Company had 9.2 million share purchase warrants outstanding with C$ exercise prices included in equity with a carrying amount of $50 million for Canadian GAAP purposes. For IFRS purposes, the carrying amount of these warrants were reclassified from equity to non-current derivative liabilities, re-measured at fair value with the difference between the fair value and amount removed from equity being recognized as an adjustment to opening retained earnings. An opening retained earnings adjustment was also recorded for share purchase warrants previously exercised, calculated as the difference between the fair values of the share purchase warrants on the dates of exercise and the amounts previously recorded in share capital. The accounting for share purchase warrants with C$ exercise prices owned by Silver Wheaton prior to the disposition of the Company’s interest in Silver Wheaton in February 2008 as derivative liabilities measured at fair value resulted in a $275 million increase to the excess consideration received on the disposition which has been accounted for partially as additional gain on disposition

168    |    GOLDCORP

(In millions of United States dollars, except where noted)

of Silver Wheaton shares in February 2008 ($102 million) and as a reduction in the carrying amount of certain mining interests ($173 million). The impacts of the adjustments relating to share purchase warrants were to decrease mining interests by $173 million, increase non-current derivative liabilities by $72 million, decrease share purchase warrants included in equity by $50 million, increase share capital by $762 million and decrease opening retained earnings by $957 million (note 27(a)(ii)).

(d)	In accordance with and as permitted by IFRS 1, the Company made the following adjustments:

(i)

increased cumulative reclamation and closure costs capitalized and included in the carrying amounts of operating mines and development projects at January 1, 2010 by $9 million. Depletion of reclamation and closure costs capitalized and included in the carrying amounts of mining properties and accretion of reclamation and closure cost obligations for periods commencing on or after January 1, 2010 have been calculated based on the adjusted amounts of reclamation and closure cost obligations at January 1, 2010;

(ii)

recognized the cumulative net actuarial gains on the Company’s defined benefit plans which had not yet been recognized under Canadian GAAP in the amount of $3 million in opening retained earnings at January 1, 2010;

(iii)	recognized the $102 million cumulative translation difference from translating the Company’s Canadian operations prior to April 1, 2005 in opening retained earnings at January 1, 2010; and

(iv)

measure an item of property, plant and equipment at fair value using the written-down carrying amount of the Pamour open pit, included in the carrying amount of the Porcupine mining interests, and use that fair value as measured under Canadian GAAP at December 31, 2008, less subsequent depreciation and depletion, as the deemed cost of the Pamour pit on January 1, 2010. As a result of this election, the Company reclassified $19 million from accumulated depreciation, depletion and impairment loss to costs of mining properties at January 1, 2010. The election had no impact on total equity.

(e)

In accordance with IAS 12, the Company reclassified $108 million in deferred income tax liabilities from current to non-current liabilities at January 1, 2010 (December 31, 2010 – $175 million) and $4 million in deferred income tax assets from current to non-current assets (December 31, 2010 – $46 million).

In accordance with IFRS 5 – Non-current Assets Held for Sale (“IFRS 5”), the Company reclassified the carrying amount of the El Limón mining property from non-current assets to current asset held for sale (note 12).

(f)

The significant impacts of IFRS on the Company’s consolidated balance sheet at December 31, 2010 include those described above and those described below in the reconciliation of the Company’s condensed statements of earnings and comprehensive income. In addition, the Company made the following adjustment:

(i)

retrospectively adjusted the carrying amount of the non-controlling interest in El Morro based on the final measurements determined during the fourth quarter of 2010 for assets and liabilities acquired in the El Morro business combination on February 16, 2010. The significant impacts of the retrospective adjustment were to increase mining interests and deferred income tax liabilities by $39 million and $43 million, respectively, and reduce non-controlling interests by $7 million at December 31, 2010.

(g)	As the Company finalized the Andean purchase price allocation during the fourth quarter of 2011, the Company retrospectively adjusted the Canadian GAAP consolidated balance sheet (note 7(a)).

GOLDCORP    |    169

(In millions of United States dollars, except where noted)

Condensed consolidated statements of earnings and comprehensive income

Year ended December 31, 2010	Canadian GAAP, as previously reported	Income taxes (a)	Convertible notes and share purchase warrants (b)(c)	San Dimas discontinued operation (d)	Other (e)	IFRS
Revenues	$3,800	$-	$-	$(62)	$-	$3,738
Mine operating costs	(2,101)	-	-	31	(8)	(2,078)
Earnings from mine operations	1,699	-	-	(31)	(8)	1,660
Share of earnings and losses of associates, net of tax	-	-	-	-	(8)	(8)
Exploration and evaluation costs and corporate administration	(229)	-	-	-	(7)	(236)
Earnings from operations	1,470	-	-	(31)	(23)	1,416
Losses on derivatives, net	(62)	-	29	-	-	(33)
Gains on dispositions of mining interests, net	780	-	-	(373)	-	407
Losses on foreign exchange, net	(355)	354	-	1	-	-
Other	(107)	-	(4)	1	39	(71)
Earnings from continuing operations before taxes	1,726	354	25	(402)	16	1,719
Income taxes	(346)	85	(1)	(48)	3	(307)
Net earnings from continuing operations	1,380	439	24	(450)	19	1,412
Net earnings from discontinued operations	186	(4)	-	450	(1)	631
Net earnings	$1,566	$435	$24	$-	$18	$2,043
Other comprehensive income, net of tax	$323	$-	$-	$-	$-	$323
Total comprehensive income	$1,889	$435	$24	$-	$18	$2,366

The significant impacts of IFRS on the Company’s consolidated statements of earnings and comprehensive income are as follows:

(a)

For the year ended December 31, 2010, the Company reclassified foreign exchange losses on deferred income taxes to deferred income tax recovery adjustments, and recorded a $439 million deferred income tax recovery adjustment to reflect the impact of foreign exchange movements on its foreign non-monetary assets and liabilities in accordance with IAS 12. Additionally, the Company recorded $4 million in current income tax expense relating to intercompany gains which was eliminated under Canadian GAAP for the year ended December 31, 2010.

(b)

For the year ended December 31, 2010, the Company recognized a decrease in net earnings of $5 million to reflect the $1 million increase in fair value of the conversion feature of the Company’s Notes during the period and $4 million additional interest expense on the Notes as a result of accounting for the Company’s Notes using the principles of IAS 32 and IAS 39 as described above.

(c)

For the year ended December 31, 2010, the Company recognized an increase in net earnings of $30 million to reflect the change in fair value of the share purchase warrants outstanding during the year as a result of accounting for the share purchase warrants using the principles of IAS 39 as described above.

170    |    GOLDCORP

(In millions of United States dollars, except where noted)

(d)

In accordance with the criteria under IFRS 5 for classification of a component of the Company that has been disposed of, the Company has presented the results of San Dimas in net earnings from discontinued operations (note 11).

(e)	For the year ended December 31, 2010, the Company:

(i)

capitalized an additional $44 million of borrowing costs incurred (net of tax – $39 million) as part of the costs of mining properties in accordance with IAS 23, which were expensed under Canadian GAAP;

(ii)

increased its provision for reclamation and closure costs by $22 million (net of tax – $16 million) to reflect the re-measurement of the Company’s obligations at the end of each reporting period in accordance with IAS 37; and

(iii)

recorded a provision for constructive obligations in the amount of $7 million (net of tax – $5 million), in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), which were not recognized under Canadian GAAP.

Consolidated Statements of Cash Flows

For IFRS purposes, the Company has presented the cash flows of San Dimas in cash flows from discontinued operations in accordance with IAS 7 – Statement of Cash Flows. In addition, interest incurred that is capitalized and included in the carrying amount of qualifying mining properties has been presented as cash flows from investing activities. As a result, the Company’s cash flows from continuing operations prepared and reported in these consolidated financial statements in accordance with IFRS differ from those prepared in accordance with Canadian GAAP and as previously reported for the year ended December 31, 2010 as follows:

(a)	Net cash provided by operating activities of continuing operations – decreased from $1,787 million to $1,764 million.

(b)	Net cash used in investing activities of continuing operations – increased from $2,249 million to $2,398 million.

GOLDCORP    |    171

Corporate Information

Headquartered in Vancouver, British Columbia, Goldcorp employs approximately 14,500 people worldwide at operations and development projects in countries throughout the Americas.

As one of the world’s largest gold producers, Goldcorp has made a commitment to grow in an efficient, sustainable and responsible manner.

The Company’s vision is to create sustainable value for all of its stakeholders. For our shareholders, we provide the best possible financial returns. But we are also focused on creating value for various other stakeholders through the many partnerships we’ve built with employees, suppliers, local communities and government officials. They are all instrumental to our success.

CORPORATE OFFICE

Park Place

Suite 3400 – 666 Burrard Street

Vancouver, BC V6C 2X8 Canada

Tel: (604) 696 3000

Fax: (604) 696 3001

www.goldcorp.com

TORONTO OFFICE

Suite 3201 – 130 Adelaide Street West

Toronto, ON M5H 3P5 Canada

Tel: (416) 865 0326

Fax: (416) 359 9787

RENO OFFICE

Suite 310 – 5190 Neil Road

Reno, NV 89502 United States

Tel: (775) 827 4600

Fax: (775) 827 5044

MEXICO OFFICE

Paseo de las Palmas 425-15

Lomas de Chapultepec

11000 Mexico, D. F.

Tel: 52 (55) 5201 9600

GUATEMALA OFFICE

5ta avenida 5-55 zona 14 Europlaza

Torre 1 Nivel 6 oficina 601

Guatemala City

Guatemala, 01014

Tel: (502) 2329 2600

ARGENTINA OFFICE

Maipu 255, Piso 12 C1084ABE Capital Federal Buenos Aires, Argentina Tel: 54 114 323 7000

CHILE OFFICE

Avda. Apoquindo 4501, oficina 703 Las Condes Santiago 7580125, Chile Tel: 562 898 9300

STOCK EXCHANGE LISTING

Toronto Stock Exchange: G New York Stock Exchange: GG

TRANSFER AGENT

CIBC Mellon Trust Company

(Canadian Stock Transfer Company Inc. acts as Administrative Agent for CIBC Mellon Trust Company) Suite 1600 – 1066 West Hastings Street Vancouver, BC V6E 3X1 Canada Toll free in Canada and the US: (800) 387 0825 Outside of Canada and the US: (416) 682 3860 inquiries@canstockta.com www.canstockta.com

AUDITORS

Deloitte & Touche LLP Vancouver, BC

INVESTOR RELATIONS

Jeff Wilhoit

Vice President, Investor Relations Toll free: (800) 567 6223 info@goldcorp.com

REGULATORY FILINGS

The Company’s filings with the Ontario Securities Commission can be accessed on SEDAR at www.sedar.com.

The Company’s filings with the US Securities and Exchange Commission can be accessed on EDGAR at www.sec.gov.

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will be held on Thursday, April 26, 2012 at 2:30 PM (EST) at: Northern College of Applied Arts & Technology Porcupine Campus 4715 Highway 101 East South Porcupine, ON P0N 1H0 Canada

Another Chapter – For all of its details, the story of our commitment to responsible mining is really quite simple. We work to create sustainable prosperity, to make a positive and lasting contribution to the lives of our stakeholders and to all of the communities where we operate. That’s our story.

Goldcorp Inc.

Park Place, Suite 3400

666 Burrard Street

Vancouver, BC V6C 2X8 Canada

tel. (604) 696-3000

fax. (604) 696-3001

www.goldcorp.com